DRIVING THE TRANSFORMATION

Schering-Plough Company Overview 2007



Schering-Plough



COVER PHOTO: Christine M. Devlin (left) of Ontario, Canada, meets Pauline Harris, R.N., at a clinic in Mississauga, Ontario, before beginning a course of infusion therapy with REMICADE to treat ulcerative colitis. She receives this intravenous treatment about every two months at one of Schering-Plough's REMICADE INFUSION NETWORK clinics located throughout Canada. Christine tells the story of her ordeal with ulcerative colitis on the pages inside.

"ADVANCING, CHANGING AND GROWING – TO DO MORE FOR THE PEOPLE WHO COUNT ON US."

– Fred Hassan, Chairman and Chief Executive Officer

Schering-Plough is a global pharmaceutical company with leading prescription medicines and consumer and animal health products. Today, the Company is continuing a transformation under a five-phase Action Agenda that began in 2003. Our goal is to provide a steady flow of innovative, science-based medicines and services, while earning the trust of physicians, patients and other customers we serve. By doing this with excellence, we intend to build the foundation for long-term, sustainable growth. We are committed to business integrity, quality and compliance in everything we do.

DRIVING THE TRANSFORMATION

A Message from the CEO



FRED HASSAN, Chairman and Chief Executive Officer



"Our growing strength shines through in what we are doing for our customers – and the patients."

Passion. Courage. Tenacity.

This is what I see shine through in our people each day.

The spirit of our people is driving our remarkable transformation. We are emerging as one of the most dynamic companies in our peer group.

We see our financial performance as a scorecard for how well we are serving our customers – and patients. That's why we take so much pride in the rate of our sales growth over the past three full years, which has led our peer group.

What a change from when we began our transformational journey. Back then, some questioned whether our Company could even survive!

The heart of our work is innovation – the long, costly and unpredictable process of transforming a concept into a molecule and then the new molecule into a new medicine.

So it is a great moment when that rare gem, a new treatment, emerges. It is a great moment for the patients who are waiting. And it is a great moment for everyone who put their trust in us – including our investors.

One recent gem is NOXAFIL, our new therapy for preventing deadly fungal infections. NOXAFIL is now being used with patients who are at high risk. Life-saving science is giving them new hope.

As we look ahead, the road map for our journey continues to be the six- to eight-year Action Agenda that we set out in the spring of 2003. After making excellent progress in the Stabilize and Repair phases, we moved into our Turnaround phase – and completed it in just one year.

Now we are embarked on the next critical phase: Build the Base.

Across the Company, we are building on our strengths, while extending our reach. For example, we are now investing deeply in building R&D excellence around the world. We are investing heavily in clinical trials for compounds in our pipeline that could help change the standard of treatment for deadly blood clots, for inflammatory disease, for hepatitis C, for HIV/AIDS.

Everywhere I go in our organization, I see that our people truly are excited by our vision: To earn trust, every day. We believe that trust must be re-earned every year – and should never be taken for granted.

Passion. Courage. Tenacity. With these strengths, we are determined to keep advancing, keep changing, keep growing. To do more for the people who count on us. For the long term.

Fred Hassan

Fred Hassan
Chairman and Chief Executive Officer

GETTING IN TUNE, EXECUTING WITH EXCELLENCE

High-performance companies are built on the strength of high-performance cultures. At Schering-Plough, getting "in tune" and executing with excellence are at the center of the Company's way of working. CEO Fred Hassan talks about why – and about how putting these two principles into action is building the foundation for long-term, high performance at Schering-Plough.

First of all, what does getting "in tune" mean?
Think of tuning in on a radio frequency. You keep adjusting, keep sensing, until you find the exact frequency.

We strive to apply that concept to how we work with each other inside the Company. And then, how we understand our environment and work with stakeholders outside of the Company.

Getting in tune inside the organization means understanding each other's perspectives and work. For example, our science, manufacturing and commercial colleagues can have very different backgrounds and ways of operating – but by understanding each other's mindsets, they can work more seamlessly together on complex tasks.

Once we are in tune internally, we can get in tune externally. We can sense what is happening in a fast-changing environment and adjust. We can tune in to customers such as physicians, to patients, to regulators, to others – really understand the world from their perspective – and respond.

And the connection with execution?
"Getting in tune" and "executing with excellence" are two sides of the same coin.

When we are in tune with each other inside, with our external environment and our stakeholders, we can focus with precision on exactly what it is we need to be executing.



"By getting in tune with each other on the inside, we can then get in tune on the outside."

Then, once we are in tune, our people strive to be relentless about executional excellence. It's another hallmark of our culture. I keep saying that while good strategies are hard to create, execution is 80 percent of success.

What's an example of how you are putting all this into action?
One good example is with REMICADE, our treatment for serious inflammation-related diseases.

It's a treatment that you receive through infusion. Our people in Canada listened carefully to what doctors and their patients said about the infusion experience. And the feedback was that patients did not want to feel hospitalized during treatment, and they wanted to feel more in control.

Based on this, our people created an innovative network of infusion centers that are not in hospital settings, that feel comfortable and inviting – and that help patients with the management of their disease. It is a step-change in the total care of the patient. The response from doctors, from patients, is very positive. Now we are looking at how this concept can be adapted to other countries.

So that is a good case study of how to get in tune, and then execute with excellence – making a significant difference to the quality of care.

If long-term high performance is your goal, how are you doing?
One measure is certainly financial performance.

Sales growth is a marker of how well we are meeting the needs of our customers and the patients. So our sales growth – quarter after quarter – is one strong indicator that we are positively transforming the customer experience and the patient experience.

Another very important measure is what I call "organizational health." Organizational health is the alignment, the motivation, the morale of the people – the strength of the culture.

Back in 2003, as we were launching our Action Agenda, we took a scan of Schering-Plough's organizational health. A specialized benchmarking firm did a global survey of our people – and the verdict was that our organizational health was very poor.

We took another scan in 2006. The transformation was remarkable. It showed that around the world, our people now have faith in management and faith in themselves. They feel in tune with the Company, and they see us executing with excellence.

This is why we feel good about this Company today – and why we are looking ahead, with confidence.

PICTURED ABOVE: CEO Fred Hassan participates in a Schering-Plough Global Leadership meeting of some 500 senior managers from around the world in November 2006. The theme of the meeting was "Getting in Tune, Executing with Excellence."

GETTING MY LIFE BACK

Remicade Infusion Network, Canada; Patient Christine M. Devlin



CHRISTINE M. DEVLIN (left) of Ontario, Canada, talks with Pauline Harris, R.N., before beginning an infusion session with REMICADE to treat ulcerative colitis.


250 mL
REMICA

"I consider myself fortunate to have access to this kind of advanced medical treatment."

It's hard to imagine how much a medical condition like this can change your life. In early 2005, I began experiencing symptoms that kept getting worse and wouldn't go away. My primary doctor didn't know what was the matter, and it took time to get seen by the right specialist. Finally, in April 2005, I was diagnosed with ulcerative colitis. This is a painful, chronic and debilitating disease, where the lining of the large intestine or colon becomes inflamed and develops sores or ulcers. Basically, your body is attacking itself. And Canada, in fact, has one of the highest rates of this kind of inflammatory bowel disease in the world.

As the mother of two young children, ages 5 and 9, and with a husband who has to go off to work, having this disease has been very difficult on our entire family. Many days I could not leave the house – and the pain was often intense. All this, with two small children!

I ended up losing 35 pounds in just six weeks, spent eight days in the hospital and had to receive blood transfusions. After this round of treatment, I was prescribed several medications but could not take them for an extended period of time.

In 2006, my doctor switched me to a different medication, REMICADE. I now receive this by infusion every two months at a clinic about 20 minutes from my home. The clinic is part of the REMICADE INFUSION NETWORK, which has locations all over Canada.

For me, the experience of the clinic has been very positive. The atmosphere is so pleasant. It takes about three hours for a visit, but I am able to relax in a comfortable chair. I read a book, watch TV, talk with people who are beyond friendly, or just nap. Beforehand, the nurse goes over the treatment steps, reminds me of what to look for in terms of possible side effects and answers any new questions that I may have.

As I tell my family and my friends, for three hours I can relax and be looked after by other people – that's the reverse of being a mom!

Meantime, I am feeling better, and my doctor is encouraged by my progress. I still have to be careful and am cautious about what this disease may yet hold for me. But I consider myself fortunate to have access to this kind of advanced medical treatment.

– Christine M. Devlin, Patient

REMICADE (infliximab) is a treatment for certain immune-mediated inflammatory disorders that Schering-Plough markets in countries outside the U.S. (except in Japan and certain other Asian markets). In Canada, Schering-Plough established the REMICADE INFUSION NETWORK in 2002 to provide patients with a convenient network of community-based infusion clinics at no cost to patients.

PHOTOS ABOVE FROM LEFT: Pauline Harris, R.N., prepares to administer a REMICADE infusion treatment at a clinic in Mississauga, Ontario, Canada. The clinic is part of Schering-Plough's REMICADE INFUSION NETWORK, with locations throughout Canada. ◦ Harris (right) checks on progress with patient Christine M. Devlin, being treated with REMICADE for ulcerative colitis. ◦ A REMICADE infusion bag. ◦ Devlin makes the 20-minute journey from her home approximately every two months for treatments.

COMBATING A KILLER

Improving Patient Outcomes; Cardiologist Brian C. Swirsky, M.D., FACC



BRIAN C. SWIRSKY, M.D., FACC, is a practicing cardiologist with The Cardiology Group p.c., in New Haven, Conn.



"The good news is that as we push for lower and lower LDL goals, we're getting better and better outcomes in preventing heart disease and stroke."

I've been a cardiologist for more than 20 years. My patients tend to be older, around 60 to 75 years of age, when the frequency of cardiovascular artery disease is greatest. By the time patients come to see me, most have already had a problem – either a heart attack, angioplasty or bypass surgery.

Heart disease is America's No. 1 health problem, and the incidence rate continues to climb, even as we get better at saving people who have suffered initial heart attacks.

My job is to try and improve the health outcomes of patients. It's a partnership. Others in the partnership are the pharmaceutical and medical device companies that create better tools for physicians, and the insurance and managed care companies that cover the use of these treatments.

Among pharmaceutical companies, Schering-Plough is a relative newcomer in cardiovascular care. But I find that the Company and its people stand out. They are engaged with the medical science, they are engaged with me, and they are engaged in the needs of my patients.

Our common goal is simple: Keep healthy people from getting sick, and make sick people better. Of course, accomplishing this is anything but simple.

Some patients do adopt preventive lifestyle changes early, but very often diet and exercise are not enough to overcome inherited risk factors for heart disease.

This means taking other measures to modify these risk factors. One major factor is having high levels of LDL (or "bad") cholesterol, which is a fat-like substance in the blood. While needed for many cellular processes, too much LDL cholesterol can build up on the walls of arteries and lead to blockages.

Every time U.S. heart experts have issued new guidelines on recommended LDL levels, they have lowered the goals. The good news is that, as we push for lower and lower LDL goals, we're getting better and better outcomes in preventing heart disease and stroke.

One of the best prescriptions for improving cardiovascular health is building greater health literacy among patients. The more engaged that people are in their own health, and the more health knowledge they have, the better.

– Brian C. Swirsky, M.D., FACC
The Cardiology Group p.c., New Haven, Conn.

Brian C. Swirsky, M.D., FACC, is a practicing cardiologist with The Cardiology Group p.c., in New Haven, Conn., and an assistant clinical professor of medicine, Yale School of Medicine.

Schering-Plough's leading cardiovascular products include the cholesterol-lowering medicines Vytorin (ezetimibe/simvastatin) and Zetia (ezetimibe), managed through a joint venture with Merck & Co., Inc. The Company also markets Integrilin (eptifibatide) Injection, an antithrombotic agent.

PHOTOS ABOVE FROM LEFT: Cardiovascular patient Dolores Stacey of Hamden, Conn. ◦ Tina Mulinski, R.N., is a nurse with The Cardiology Group in New Haven, Conn. ◦ Taking a patient's blood pressure. ◦ Dr. Brian C. Swirsky consults with patient Robert A. Brown, Sr., of North Haven, Conn.

THE MAKING OF A MEDICINE

Developing intravenous formulation of NOXAFIL; Doug Kline, Ph.D., Development Team Leader



DOUG KLINE, Ph.D. (right), director, Sterile Product Development, Schering-Plough Research Institute, talks with Scott Roman, Ph.D., principal scientist, Oral and Respiratory Product Development, in a Summit, N.J., laboratory. They are working with research and development teams in New Jersey and colleagues at the Company's manufacturing site in Brinny, Ireland, to develop an intravenous formulation of the antifungal medicine NOXAFIL.



"There are very sick patients who can't take this medicine orally. So our teams are now hard at work creating a formulation that can be delivered intravenously."

There are very sick patients who can't take an oral suspension of Noxafil, our important new antifungal medication. So we set to work to make a form of this medicine that can be delivered intravenously. I'm overseeing and coordinating several teams on this effort.

Noxafil is a specialized medicine, used only for certain types of patients. People who are healthy don't usually develop fungal infections – their immune systems fight them off before they can take hold. But if a patient has a weakened immune system, which can result from chemotherapy or bone marrow transplantation or HIV, then a fungal infection can prove fatal in just days or weeks. And patients who are very ill sometimes cannot swallow or keep medicines down. So having an IV formulation can be valuable to physicians treating these patients.

Developing this formulation has been challenging. Like many potent medicines, the active ingredient is not easily soluble, so we have to use novel formulation and manufacturing technologies. Speaking as a scientist, I find solving such challenges exciting, especially with the many technical issues to overcome.

At the same time, we have to come up with a formulation that has the right properties, and be able to make it exactly the same, meeting the same specifications, every time. And we need to make it in quantities that will not only meet the small demands of early clinical trials, but also the larger demands of late-stage trials and, ultimately, commercialization.

To move this project along rapidly and optimize knowledge sharing, we brought together a remarkable collaboration of cross-functional teams within Schering-Plough and external suppliers.

Our colleagues from pharmaceutical sciences in Kenilworth and Summit, N.J., are closely integrated with our manufacturing colleagues in Brinny, Ireland. This has been a real paradigm shift, with development work being done at the actual manufacturing site.

We all work to a mindset and process that is proprietary to Schering-Plough: Customer-Centered Product Flow. This approach focuses everyone on getting the job done, in a seamless way. And it keeps everyone centered on the customers – the doctors and the patients who need this medicine.

The science of this work is fascinating. What makes me feel good when I go home each night is knowing that getting this right could save many lives.

– Doug Kline, Ph.D., director, Sterile Product Development, Schering-Plough Research Institute

---

Noxafil (posaconazole) is approved in the U.S. and EU as an oral suspension for the prevention of certain invasive fungal infections in high-risk patients and, in the EU and some other markets, for treating certain refractory invasive fungal infections.

PHOTOS ABOVE FROM LEFT: Keith Jeavons (left), coordinator, Quality Support, and Tim Cronin, process engineering coordinator, inspect a 500-liter receiving tank in Brinny, Ireland, to be used in making an intravenous formulation of the antifungal treatment Noxafil. • Scientific notes on glass in a Summit, N.J., laboratory. • Scott Roman, Ph.D., principal scientist, analyzes testing methods and stability data in Summit, N.J. • Drug product samples prepared for analysis. • Cynthia King, project manager, Global Technical Services, coordinating the transfer of testing and manufacturing technology from drug development in New Jersey to manufacturing in Brinny.

CREATING HOPE THROUGH SCIENCE

by Thomas P. Koestler, Ph.D.

I'm often asked what motivates people like me, given the long odds we face of getting a medical breakthrough in biopharmaceuticals – and the possibility that we might not even be around when our work comes to fruition.

For me, the scientific inquiry is very satisfying in itself. But the big motivation is knowing that what we do may help patients with diseases for which there are no current cures or where treatment is inadequate. Right now, our scientists are working on cancer, Alzheimer's, heart disease, HIV, hepatitis C and a number of other serious diseases. We work through science. But we are creating hope.

You need to be an optimist and take the long view, because so few promising compounds actually survive the tough process of research, development and testing to finally become medicines. Using a sports analogy, we compare the strategy for overcoming these long odds to taking "shots on goal," where many shots have to be taken in order to score a single success.

The standard for success is high. Companies like ours must create new medicines that are better or have other benefits compared to those already available. The challenges keep intensifying – in large part because many of the diseases we now go after are so complex. We invest billions of dollars in R&D, much of which is invested in people. But we also have big investments in technology. For example, we have a state-of-the-art technology called the Automated Ligand Identification System. This can screen millions of novel molecular entities to identify new lead compounds that could become new medicines.

We have approximately 3,900 people in our medicinal product R&D organization, including Ph.D.'s, M.D.'s, dedicated scientists and researchers, and colleagues in other functions who enable their success. As a team, we seek to improve our odds, to get more shots on goal, to get a higher percentage of our shots to score – as a new medicine, for an unmet need.

We apply strengths in traditional pharmaceutical discovery, employing chemistry, structure-based drug design and biotechnology. We focus on oncology, infectious diseases, inflammatory diseases, cardiovascular and metabolic diseases, central nervous system disorders and respiratory diseases. However, we keep our eye out for the unexpected. Research on cancer, for example, can turn out to produce a breakthrough in a totally different disease area.

There is sometimes a perception that the main work in creating a new medical innovation lies in discovering a new molecule. Of course, that is critical, but it is only a part of the story. Figuring out what to look for in the first place requires being in tune with the outside and understanding the medical need and the latest science.

Once we have a compound to bring forward, it takes the complex collaboration of hundreds of our people, not only in



"I am excited by what I see in our pipeline. We have four agents on a 'fast track' with the FDA – all for very serious unmet medical needs."

R&D, but also in manufacturing and virtually every other part of our Company, to advance that compound through the six to 10 years or so of work required to transform it into an approved new medicine. And at every step there is the risk of failure.

We believe that we are building a culture that is especially suited for this challenging work. Our focus on collaborative, shared-accountability behaviors among all of our people is one of our greatest innovation assets.

We are proud of our in-house science – but no company has a monopoly on innovation. That's why we aim to have around half of our pipeline consist of compounds that began in other companies' labs. For example, we recently licensed in a new technology with the potential to protect against certain allergies using tablet-based immunotherapies. This will now require intensive work by our own people to see if we can realize the promise.

And I am excited by what I see elsewhere in our pipeline. It now includes 21 compounds in early development, and four in Phase II that have been designated "fast track" by the U.S. Food and Drug Administration, or FDA. The FDA puts compounds on a fast track for regulatory review when they are seen as having special potential for addressing serious unmet medical needs.

Those four projects are a thrombin receptor antagonist to prevent and treat arterial clots in heart attack patients; a CCR5 receptor antagonist that combats HIV with a different mechanism from existing medications; a protease inhibitor for hepatitis C that promises to be a major advance over current therapies; and a new potential treatment for patients with Parkinson's disease.

These advancing projects and others in our later-stage pipeline mean that we will be more than doubling the number of patients in clinical trials over where we were three years ago.

The dramatic transformation under way across our Company is also now building up within our R&D organization. We are upgrading our talent, our processes and our systems. We are investing in technologies and in bringing in products from outside sources. We invested more than $2 billion in R&D in 2006, and we expect to invest even more in 2007. We are also re-engineering the way we plan and execute clinical trials globally.

Successful innovation-based companies in our industry for the future will be the ones that constantly reinvent themselves. Our Company has clearly identified R&D as the pivotal driving force for Schering-Plough's long-term strength. We are excited to be playing our role in our Company's mission. Our goal is to keep raising the bar of excellence for R&D at Schering-Plough. Ultimately, we want to become the standard of excellence in our industry.

– Thomas P. Koestler, Ph.D.
Executive Vice President and President,
Schering-Plough Research Institute

PHOTO ABOVE: Thomas P. Koestler, Ph.D., is executive vice president and president of Schering-Plough Research Institute (SPRI). He is responsible for all aspects of research and development under SPRI.

INNOVATION: OUR MEDICINES AND PRODUCTS

At Schering-Plough, our medicines are based on science excellence and managed for the customers we serve. As a research-based pharmaceutical company, our innovation begins in our labs – but it extends to many other areas, including delivery systems, services and more.

In the cardiovascular arena, our cholesterol-lowering medicines are Vytorin and Zetia, managed in many global markets in partnership with Merck & Co., Inc. Zetia was discovered by Schering-Plough researchers and is the first compound to selectively inhibit the intestinal absorption of cholesterol. Vytorin contains both Zetia and Merck's statin *Zocor*, and is the first and only once-daily medication to inhibit both the absorption and production of cholesterol.

As a long-time leader in the U.S. respiratory market, Schering-Plough offers treatments for asthma, allergies and other conditions. Our asthma treatments include Asmanex Twisthaler, Foradil Aerolizer (in the U.S.) and Proventil HFA. Nasonex is our nasally inhaled corticosteroid for nasal allergies, which continues to gain share in major world markets. Clarinex, a nonsedating antihistamine, is offered in six formulations.

Our U.S. primary care treatments include the antibiotics Avelox and Cipro, and the erectile dysfunction medicine Levitra (co-promoted with GlaxoSmithKline), under a strategic alliance with Bayer.

In hepatitis C, we are a global leader in the discovery and development of new therapies to treat this serious disease. The Company offers the combination therapy of PEG-Intron, an alpha interferon, with the antiviral agent Rebetol.

The newest addition to our anti-infective portfolio is Noxafil, a novel oral medicine approved in the U.S. and EU for preventing certain life-threatening invasive fungal infections in high-risk patients. Noxafil is also approved in the EU and certain other markets for treating certain refractory invasive fungal infections.

Remicade is a monoclonal antibody for treating immune-mediated inflammatory disorders. Schering-Plough markets Remicade in most countries outside the U.S., except in Japan and certain other Asian markets. Remicade is used to treat rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis, Crohn's disease, ulcerative colitis and psoriasis.

Temodar is a leading therapy for certain types of brain tumors. The product gained approval in Canada and Japan in 2006 for treating malignant glioma. We also offer Caelyx outside the U.S. for treating certain cancers. Intron A is approved for malignant melanoma and other cancers.

In cardiovascular care, we offer Integrilin, an antithrombotic agent, for patients with acute coronary syndrome and those undergoing percutaneous coronary intervention.

Suboxone Sublingual Tablets gained EU approval in 2006 for treating opioid dependence. We market Suboxone and Subutex for this treatment area in certain countries outside the U.S.

Our consumer lines include over-the-counter (OTC), sun care and foot care products, sold primarily in North America. Our OTC brands include Claritin, a leading nonsedating allergy medication, and other well-known brands such as Afrin and Coricidin.

With the Coppertone brand, Schering-Plough leads the U.S. sun care market. Our foot care franchise leads the North American foot care market, anchored by the Dr. Scholl's brand.

Our global animal health business offers pharmaceuticals, vaccines and parasiticides, marketed in five categories: companion animal, poultry, ruminant, swine and aquaculture. Among major products are Nuflor antibiotic solution for bovine and swine respiratory disease, and Banamine anti-inflammatories for cattle and horses. The Company also offers the HomeAgain Proactive Pet Recovery Network.

CHOLESTEROL FRANCHISE

* VYTORIN (ezetimibe/simvastatin) tablets

Cholesterol-lowering medicine containing ZETIA and Merck & Co., Inc.'s statin *Zocor*

* Zetia (ezetimibe) Tablets

Novel cholesterol-absorption inhibitor

** Managed through a joint venture with Merck & Co., Inc.*

PRIMARY CARE

Asmanex Twisthaler 220mcg (mometasone furoate inhalation powder)

Orally inhaled corticosteroid for asthma

* Cipro XR (ciprofloxacin extended-release tablets)

Antibiotic

* Foradil Aerolizer (formoterol fumarate inhalation powder) 12mcg

Long-acting beta2-agonist for asthma, COPD and prevention of exercise-induced bronchospasm

NASONEX

Nasal-inhaled corticosteroid for nasal allergy symptoms

* Avelox moxifloxacin HCl Tablets

Antibiotic

CLARINEX TABLETS (desloratadine)

Family of nonsedating antihistamines

* LEVITRA (VARDENAFIL HCl)

Erectile dysfunction medicine

PROVENTIL HFA

Albuterol inhaler for asthma

** Sold by Schering-Plough in the U.S. only*

SPECIALTY CARE

* CAELYX

Pegylated liposomal anthracycline for ovarian cancer, AIDS-related Kaposi's sarcoma and metastatic breast cancer

INTRON A Interferon Alfa-2b, Recombinant

Alpha interferon for chronic hepatitis B and C and certain cancers

PEG-INTRON REDIPEN

Alpha interferon used alone or in combination with REBETOL (ribavirin) for chronic hepatitis C; PEG-INTRON REDIPEN injection pen

* suboxone (buprenorphine/naloxone)

Sublingual tablets for treatment of opioid dependence

(eptifibatide) Injection INTEGRILIN

GP IIb-IIIa inhibitor for acute coronary syndrome and percutaneous coronary intervention

NOXAFIL posaconazole Oral Suspension

Oral antifungal for prevention and (in EU) treatment of certain serious fungal infections

* Remicade INFLIXIMAB

Monoclonal antibody for rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, ulcerative colitis and psoriasis

Temodar temozolomide Capsules

Oral, cytotoxic alkylating agent for certain types of brain tumors

** Sold by Schering-Plough outside the U.S. only*

CONSUMER HEALTH CARE

Afrin

Nasal decongestant spray

Claritin Non-Drowsy

Nonsedating antihistamines

Coppertone

Sun care products

Coricidin HBP

Decongestant-free cold/flu medicine for people with high blood pressure

Dr Scholl's

Foot care products

LOTRIMIN ULTRA

Topical antifungal products

ANIMAL HEALTH

Banamine (flunixin meglumine)

Anti-inflammatory for cattle, horses and swine

Nuflor (florfenicol)

Antibiotic for cattle, swine and fish

Otomax (gentamicin sulfate, betamethasone valerate USP, clotrimazole)

Canine otic ointment

Tri▲Merit PROFIT • CONFIDENCE • VALUE

Data management tool for cattle

Zubrin Tablets (tepoxalin)

Canine anti-inflammatory/ analgesic

HOMEAGAIN

the New HomeAgain PARTNERING TO SAVE LIVES

Proactive pet recovery network

See inside back cover for INFORMATION ON LICENSED PRODUCTS

SENIOR LEADERS



SCHERING-PLOUGH'S SENIOR LEADERS INCLUDE, FROM LEFT: Robert J. Bertolini, executive vice president and Chief Financial Officer; Richard S. Bowles III, Ph.D., senior vice president, Global Quality Operations; C. Ron Cheeley, senior vice president, Global Human Resources; Carrie S. Cox, executive vice president and president, Global Pharmaceuticals; Thomas P. Koestler, Ph.D., executive vice president and president, Schering-Plough Research Institute; Raul E. Kohan, senior vice president and president, Animal Health; Ian A.T. McInnes, Ph.D., senior vice president, Global Supply Chain; Thomas J. Sabatino, Jr., executive vice president and General Counsel; Brent Saunders, senior vice president and president, Consumer Health Care; and Fred Hassan, chairman and Chief Executive Officer.

• In February 2007, Lori Queisser (not pictured) joined the senior leadership team as senior vice president, Global Compliance and Business Practices, to succeed Brent Saunders in this role.

CORPORATE INFORMATION

EXECUTIVE OFFICES:

The Company's executive offices are located at:
2000 Galloping Hill Road
Kenilworth, N.J. 07033-0530
Telephone: (908) 298-4000

CORPORATE WEB SITE:

The Company's Web site address is www.schering-plough.com. Schering-Plough's Web site offers links to other Web sites providing information on Company products and treatment categories as well as patient assistance and support programs.

INVESTOR INFORMATION:

Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor frequently asked questions (FAQs), Securities and Exchange Commission filings, corporate governance guidelines and the charters of Committees of the Board of Directors. For additional information, investors can also call the Investor Relations Department at (908) 298-7436.

CAREERS:

Information about career opportunities at Schering-Plough can be found in the Careers section of the Company's Web site, www.schering-plough.com.

SHARES LISTED:

New York Stock Exchange (Ticker Symbol: SGP)

INFORMATION ON LICENSED PRODUCTS

Schering-Plough has exclusive rights in the U.S. and Puerto Rico under a 2004 strategic agreement with Bayer to market, sell and distribute Bayer's AVELOX (moxifloxacin HCl) and CIPRO (ciprofloxacin HCl) antibiotics and to undertake Bayer's U.S. commercialization activities for the erectile dysfunction medicine LEVITRA (vardenafil HCl) under Bayer's co-promotion agreement with GlaxoSmithKline.

CAELYX (pegylated liposomal doxorubicin HCl) is licensed for marketing outside the U.S., except in Japan and Israel, from ALZA Corporation. CAELYX is marketed as Doxil® in the U.S. by Ortho Biotech Products, L.P.

Schering-Plough has exclusive U.S. marketing rights to FORADIL AEROLIZER (formoterol fumarate inhalation powder) under a 2002 agreement with Novartis Pharmaceuticals Corporation.

Through a licensing agreement with Millennium Pharmaceuticals, Inc., Schering-Plough markets INTEGRILIN (eptifibatide) Injection, a GP IIb-IIIa inhibitor, in the U.S. and certain countries outside the U.S.

PEG-INTRON (peginterferon alfa-2b) uses proprietary pegylation technology licensed from Enzon Inc. From Valeant Pharmaceuticals International, Schering-Plough has rights to market oral ribavirin for hepatitis C in all major world markets.

Schering-Plough has marketing rights to REMICADE (infliximab) through an agreement with Centocor, a Johnson & Johnson subsidiary, in all countries outside the U.S., except in Japan and parts of the Far East, where Tanabe Seiyaku, Co., Ltd. markets the product, and in China, where Xian-Janssen markets REMICADE.

SUBOXONE and SUBUTEX were developed by Reckitt Benckiser Healthcare Ltd. and are marketed in the U.S. by Reckitt Benckiser Pharmaceuticals Inc. Schering-Plough licenses marketing rights to SUBOXONE and SUBUTEX in Europe, Canada and certain countries in the world from Reckitt Benckiser.

TEMODAR (temozolomide) (marketed as TEMODAL in certain countries) is licensed for worldwide marketing from Cancer Research Technology Ltd.

Driving the transformation

SCHERING-PLOUGH CORPORATION
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
908.298.4000
www.schering-plough.com

Schering-Plough

2006 FINANCIAL REPORT

Schering-Plough Corporation



Schering-Plough

Schering-Plough is a global pharmaceutical company with leading prescription medicines and consumer and animal health products. Today, the Company is continuing a transformation under a five-phase Action Agenda that began in 2003. Our goal is to provide a steady flow of innovative, science-based medicines and services, while earning the trust of physicians, patients and other customers we serve. By doing this with excellence, we intend to build the foundation for long-term, sustainable growth. We are committed to business integrity, quality and compliance in everything we do.

As used in this publication, the terms "Schering-Plough" and the "Company" refer collectively to Schering-Plough Corporation, the publicly held parent company, and its domestic and international subsidiaries, which are engaged in the discovery, development, manufacturing and marketing of pharmaceutical, consumer and animal health products.

2006 Financial Highlights

Dollars in Millions, Except Per Share Figures	2006	2005	% Change
Operating Results			
Net sales (1)	$10,594	$ 9,508	11%
Income before income taxes (2)	1,483	497	
Net income (2)	1,143	269	
Net income available to common shareholders (2)	1,057	183	
Diluted earnings per common share (2)	0.71	0.12	
Investments			
Research and development	$ 2,188	$ 1,865	17%
Capital expenditures	458	478	(4)%
Financial Condition			
Total assets	$16,071	$15,469	
Shareholders' equity	7,908	7,387	
Other Data			
Cash dividends per common share	$ 0.22	$ 0.22	
Cash dividends per preferred share	3.00	3.00	
Average shares outstanding for diluted EPS (in millions)	1,491	1,484	

(1) Net sales and percent change are on a GAAP basis and do not include the positive impact of sales made by the cholesterol joint venture.

(2) 2006 and 2005 include Special charges of $102 million and $294 million, respectively.

For further details, see Notes to Consolidated Financial Statements.

Contents

TO OUR SHAREOWNERS



Fred Hassan
Chairman and Chief Executive Officer

Schering-Plough is beginning a new chapter in our Company's remarkable transformation.

We are now engaged in planning for the acquisition of Organon BioSciences N.V., the human prescription and animal health businesses of Akzo Nobel N.V. This promises to be a superb and complementary fit to our Company — strategically, scientifically and financially.

The businesses of Organon BioSciences are expected to add to our top-line sales and bring important assets, talent and capabilities. They include Organon, a human pharmaceutical business with world-class fertility and women's health franchises, and Intervet, the world's third-largest animal health business. In addition, Organon has an attractive late-stage research pipeline.

The transaction is expected to be completed by year-end 2007 and accretive to our earnings per share in the first full year. We look forward to a smooth integration, as our management team has considerable experience in this area.

Combining these businesses with Schering-Plough will yield several important benefits: add strength and breadth to our human pharmaceuticals business; make us one of the world's leading animal health companies; and bring valuable compounds in development to address our late-stage pipeline gap. We will immediately be able to offer medicines in new therapy areas — fertility, female health and central nervous system — and gain the ability to develop human vaccines.

For Schering-Plough, it is the right deal, at the right time. We are excited about joining with Organon BioSciences to unlock the potential of these important medicines and compounds in development — for the patients, and for our shareholders.

Growing Strength

That we are able to undertake a transaction of this magnitude is due to our growing strength and the tremendous progress achieved since we began this journey.

Financial results for 2006 tell one part of the story. We led our U.S. peer companies in growing net sales, both on a GAAP basis and on an adjusted basis. Adjusted sales include our portion of VYTORIN AND ZETIA sales from the cholesterol joint venture with Merck & Co., Inc. Our net income available to common shareholders increased five-fold on a GAAP basis versus the prior year to exceed $1 billion.

What makes this story exceptional, though, is looking at our longer-term performance, to see what has been accomplished since 2003 when we launched the Action Agenda. This is our five-phase strategic plan to stabilize, repair, turn around and transform Schering-Plough into a global competitor that can deliver sustainable, high performance.

When we began, Schering-Plough faced such serious challenges that some questioned whether it could even survive. Sales were down, losses looming, major litigations pending, many difficult commitments to be met under a consent decree, extensive investments in infrastructure and improvements needed, and employee morale poor.

A fundamental question facing this new management was: Do we cut R&D and become a "specialty pharma" company — or do we maintain our R&D-based business model? We took the latter course, even though it would make for a longer and tougher road.

It was the right decision.

With three full years of results since launching the Action Agenda, we have grown adjusted sales more than twice as fast as our peer group average. We have added nearly $4 billion to adjusted topline sales, going from $8.6 billion in 2003 to $12.5 billion in 2006. And we achieved a dramatic reversal in free cash flow, going from negative free cash flow of nearly $1 billion to positive free cash flow of more than $1 billion.* This performance allowed our Board of Directors in February 2007 to approve an 18 percent increase in the quarterly dividend on common stock, to 6.5 cents per share. During this performance period, we also produced the best total shareholder return (TSR) within our peer group of eight companies. And we go forward into 2007 with a larger Phase II pipeline than in 2003.

Our progress in the Action Agenda began with the Stabilize and Repair phases — to get our Company on a solid footing. We advanced to the Turnaround phase, announcing its completion in October 2006 after only one year. Now we are in the Build the Base phase, working to hone our competitive edge and extend our core businesses into new markets and with new products and services.

Key to our success has been our focus on three basics: people, products and processes. The first is people. We strive to attract and retain the best people, instilling in them leader behaviors that proceed from our vision: To earn trust, every day. We work to earn the trust of all our customers — the physicians who prescribe our products, other health professionals, patients, regulators and others. We begin our work with humility, believing that our first action should be to listen. Then we can learn. And then we can lead.

An important predictor of a company's future success is its organizational health — the morale and motivation of the people who drive an enterprise. Since we began in 2003, we have dramatically transformed the organizational health of Schering-Plough. We have created a culture that benchmarks strongly against some of the highest-performing companies — across all global industries.

The people of Schering-Plough have been achieving successes across all major fronts. They deserve the credit for driving this transformation.

2006 Achievements

In 2006, we made strong progress in all major areas — products, research and development, licensing and supply chain.

We performed well across our commercial businesses and grew sales in all regions around the world. Our pivotal U.S. operation again grew strongly in 2006. Our Western European and Japan operations also improved their performance. We have been working to extend core businesses in high-potential markets, such as China, Russia, Korea, Brazil and Central and Eastern Europe. We are achieving good results from these efforts.

Looking at the product areas, we drove growth of the cholesterol franchise with our partner Merck, achieving 60 percent higher sales versus 2005 for VYTORIN and ZETIA together. We delivered this performance even as two generic statins entered the U.S. market. We expect this franchise to continue to grow in 2007, as medical science has consistently demonstrated that the more you can lower LDL ("bad") cholesterol, the better. And no medicine does this more effectively than VYTORIN.

* *For reconciliation of Non-U.S. GAAP financial measures, see page 82.*

TO OUR SHAREOWNERS

(Continued)

We drove double-digit sales increases for our five other top brands. Sales of REMICADE were up 32 percent, NASONEX up 28 percent, PEGINTRON up 11 percent, TEMODAR up 20 percent, and CLARINEX/AERIUS up 12 percent. Our prescription products offer a good balance between primary care and specialty care products, and we are looking to leverage that balance. We also benefit from the steady contributions of our Consumer Health Care and Animal Health businesses, which add further balance to our revenue stream.

In 2006, we expanded our product offerings, gaining important regulatory approvals for new therapies and medical uses. The life-saving medicine NOXAFIL, an oral antifungal discovered in our labs, was approved in the U.S. and EU for preventing invasive fungal infections. TEMODAL, for certain types of brain tumors, was approved in Japan for treating malignant glioma. REMICADE, an anti-TNF infusion therapy used to treat rheumatoid arthritis, ankylosing spondylitis, Crohn's and other inflammatory diseases, was approved in the EU for ulcerative colitis. Also in the EU, SUBOXONE Sublingual Tablets was approved for opioid dependence.

Schering-Plough is, above all else, a science-based company. We know that only through providing new medicines that deliver real therapeutic value will we achieve long-term success. So our discovery scientists focus on mechanisms for diseases where treatments are inadequate or don't yet exist, both in primary care and specialty care. Our aim is to give physicians and medical professionals new therapies, in the form of small molecule agents and biologics, so they can more effectively combat serious illnesses. Ultimately, our work is for the patients — to give them better health, even longer life.

The Company invested $2.2 billion on R&D in 2006, a 17 percent increase versus the year before. Our research investments are producing promising compounds, including more than 20 that are in or approaching Phase I development. In Phase II are four projects that the U.S. Food and Drug Administration (FDA) has designated as "fast track." The FDA gives this designation to compounds seen as having special potential for addressing serious unmet medical needs. The four projects are: a novel thrombin receptor antagonist for acute coronary syndrome and secondary prevention; vicriviroc for HIV; a protease inhibitor compound for hepatitis C; and a new potential treatment for patients with Parkinson's disease.

Schering-Plough is investing to strengthen our discovery and development capabilities. We expanded research operations in Cambridge, Mass., moving to a new facility and tripling our laboratory space. We are creating a major pharmaceutical sciences center in New Jersey at an estimated cost of $300 million. We initiated a Global Clinical Harmonization program to globalize the progression of therapeutic compounds through clinical trials.

Capturing innovation outside our Company is also key to growing our pipeline and product offerings. We expanded our business development and licensing (BD&L) capabilities to find and secure more outside opportunities. We entered into licensing agreements in 2006 for new compounds and treatments in such areas as asthma and chronic obstructive pulmonary disease, allergy immunotherapy and hepatitis, as well as for two new over-the-counter products. In all our BD&L relationships, we strive to be a partner that builds trust and helps realize each project's full potential.

Other accomplishments in 2006 included streamlining the global supply chain and phasing out manufacturing operations in Manati, Puerto Rico. This is expected to yield annualized cost reductions of about $100 million. We also made further progress in resolving litigation issues from the past, reaching an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle an investigation related to actions that occurred prior to 2003.

Passion, Courage and Tenacity

Schering-Plough is at an exciting juncture in its history. When we began this journey in 2003, we had to overcome extreme challenges, across multiple fronts. Thanks to the passion, courage and tenacity of our Schering-Plough colleagues, we are succeeding. We are emerging stronger, more resilient, more intensely committed to building a company that can deliver long-term, high performance.

Change is the constant in our competitive environment. For Schering-Plough, it has been our defining state for the past several years. This Company truly has undergone transformational change. The pace continues today. We know that companies that stand still, that once reaching a level of success fail to continue to change and innovate, are likely to be overtaken, to succumb to faster-moving competitors. We are determined not to let that happen. Our drive to change and innovate, to execute with excellence, to make the most of our people strengths, will set us apart from our peers. And it will enable us to achieve our goals.

We compete in an industry fueled by innovation. Our scientists start with a concept, then strive to turn the concept into a molecule, and then the molecule into a medicine. The work is rewarding, since what we do can improve people's health, even extend lives. It also creates hope for those suffering with serious diseases, and for their friends and families, that some day there may be a cure or a more effective treatment.

So it is ironic that our industry continues to come under such criticism and pressures from various quarters. Though we may hold the cures of tomorrow, governments too often look at pharmaceuticals as a convenient target for salvaging health care budgets. Politicians, taking a short-sighted view, attack new medicines as a "cost" that should be cut. Regulators have grown more cautious when weighing the benefit/risk equation for new and existing medicines.

To those considering legislation or regulations affecting health care systems or pharmaceuticals, we would say: Do what is best for the patient. Take the long view. And retain the incentives for innovation that can create tomorrow's cures.

Schering-Plough seeks to continuously improve its corporate governance. In 2006, our Board of Directors took several actions in line with this long-term commitment, including allowing an existing shareholders' rights plan, or "poison pill," to expire; proposing a major reduction in shareholder voting requirements for key decisions; proposing that directors be elected by a majority of votes cast versus a plurality of votes; and expediting a previously approved change providing for the annual election of directors.

In conjunction with the Board, the Company also launched a long-term plan to identify and address broad societal issues as part of Schering-Plough's strategic business process. Priorities to be addressed include patient safety, access to medicines, ethical practices, human rights, security, diversity and corporate governance.

We are grateful to our Board members for their careful oversight and diligent service through this exciting journey.

Before concluding this letter, we would like to express our sadness over the premature loss to cancer of two important leaders. Jonathan R. Spicehandler, M.D., was the retired chairman of Schering-Plough Research Institute. Bruce R. Reid was a senior vice president in the Global Pharmaceutical Business. Both contributed greatly to the success of this Company, providing strong leadership and strategic vision. They will be missed.

Finally, and importantly, we thank our shareowners for their trust in the work we are doing to build the kind of company to which others might aspire. We look forward to demonstrating that their faith is deserved.

Sincerely,

Fred Hassan
Chairman and Chief Executive Officer

April 13, 2007

Achievements in 2006

Schering-Plough achieved major progress in 2006, advancing to the Build the Base phase in its five-phase Action Agenda. Begun in 2003, the Action Agenda is a six- to eight-year plan designed to transform the Company into a long-term, high-performance competitor.

Following are some key actions and announcements made in 2006:

FIRST QUARTER 2006

- Reported to the U.S. Food and Drug Administration (FDA) the completion of all 212 significant steps and 30 validation actions by Dec. 31, 2005, as required under the consent decree (subject to certification by an external third party and review and approval by FDA). (Announced Jan. 3)
- Announced the granting by FDA of Fast Track designation to the Company's investigational oral hepatitis C protease inhibitor, in Phase II clinical development for the treatment of chronic hepatitis C virus infection. (Announced Jan. 30)
- Gained European Commission approval of REMICADE (infliximab) for the treatment of moderately to severely active ulcerative colitis in patients who have had an inadequate response to conventional therapy. (Announced March 9)
- Reported results from a new analysis of a previously presented study of 1,902 patients with high cholesterol showing that a significantly greater number of patients taking VYTORIN achieved levels of LDL ("bad") cholesterol of less than 70 mg/dl and Apolipoprotein B(1) (Apo B) levels of less than 90 mg/dL compared with patients taking Lipitor (atorvastatin) pooled across the dosing range. (Announced March 13)
- Entered into an exclusive collaboration and licensing agreement with PTC Therapeutics, Inc. for the development of PTC's preclinical compounds for the oral treatment of HCV infection and other viral diseases. (Announced March 20)

SECOND QUARTER 2006

- Reported the granting by FDA of Fast Track designation to the Company's investigational oral thrombin receptor antagonist in Phase II clinical development for secondary prevention of cardiovascular morbidity and mortality outcomes in at-risk patients. (Announced April 19)
- Announced the launch of a strategy and action plan on social issues to be integrated with the Company's overall strategies for driving long-term growth and stewardship of shareholder investments. (Announced May 19)
- Announced changes to Schering-Plough's manufacturing operations in Puerto Rico and the U.S. that will streamline its global supply chain. (Announced June 1)

- Announced plans to adopt a new global model for the Company's clinical trial operations, designed to maximize its product portfolio through centralized global processes and functional units. (Announced June 6)

- Presented results from a clinical study that included 2,855 patients with high cholesterol that showed that VYTORIN was significantly more effective than Crestor (rosuvastatin) in reducing LDL "bad" cholesterol across all study dose comparisons. (Announced June 19)

- Announced that the Company will establish Schering-Plough Produtos Farmaceuticos Limitada as a wholly owned country operation based in Sao Paulo, Brazil, and will restructure its agreement with Mantefarma, a privately held company in Brazil. (Announced June 21)

- Reported results from a Phase II rheumatoid arthritis study assessing the safety and efficacy of golimumab (CNTO 148), an anti-TNF-alpha therapy. The results achieved the study's primary endpoint and demonstrated significant improvement in the signs and symptoms of moderately to severely active rheumatoid arthritis. (Announced June 23)

THIRD QUARTER 2006

- Received European Commission approval for the use of REMICADE as monotherapy in the treatment of active and progressive psoriatic arthritis. (Announced July 26)

- Received approval in Japan for TEMODAL (marketed as TEMODAR in the U.S.) for the treatment of malignant glioma. (Announced July 31)

- Announced a global collaboration with Novartis AG to develop and commercialize a once-daily inhaled fixed-dose combination therapy for asthma and chronic obstructive pulmonary disease (COPD). Schering-Plough's once-daily inhaled corticosteroid mometasone (the active ingredient in ASMANEX) and Novartis' once-daily beta2-agonist indacaterol (QAB149) are to be combined in a single inhalation device. (Announced Aug. 14)

- Reported Phase II clinical trial results showing vicriviroc, an investigational CCR5 receptor antagonist, demonstrated potent and sustained viral suppression after 24 weeks of therapy in 118 treatment-experienced HIV patients, when administered in once-daily doses in combination with an optimized ritonavir-boosted protease inhibitor containing antiretroviral regimen. (Announced Aug. 17)

- Reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle a previously disclosed investigation involving the Company's sales, marketing and clinical trial practices and programs. (Announced Aug. 29)

Achievements in 2006

(Continued)

- Gained U.S. approval of NOXAFIL (posaconazole) Oral Suspension, a novel triazole antifungal agent, for the prevention (prophylaxis) of invasive *Aspergillus* and *Candida* infections in severely immunocompromised patients 13 years of age and older. (Announced Sept. 18)

FOURTH QUARTER 2006

- Gained European Commission approval of SUBOXONE (buprenorphine hydrochloride/naloxone hydrochloride) Sublingual Tablets for the substitution treatment of opioid dependence. (Announced Oct. 6)
- Licensed rights from Santarus, Inc., to commercialize an over-the-counter (OTC) version of ZEGERID (omeprazole/sodium bicarbonate) products for heartburn in the U.S. and Canada. (Announced Oct. 18)
- Dedicated a new scientific research facility in Cambridge, Mass., that will support the Company's work in discovering and developing innovative therapeutic treatments. (Announced Nov. 1)
- Gained European Commission approval to market NOXAFIL (posaconazole) Oral Suspension for prevention (prophylaxis) of invasive fungal infections in certain patients at high risk of developing these infections. (Announced Nov. 9)
- Entered into an exclusive licensing agreement with Braintree Laboratories, Inc. to market MIRALAX (polyethylene glycol 3350) as a nonprescription treatment for occasional constipation. (Announced Dec. 5)
- Signed definitive licensing agreements with Valeant Pharmaceuticals International and Metabasis Therapeutics, Inc. for exclusive worldwide development and commercial rights to pradefovir, an investigational oral antiviral compound in Phase II clinical development for treating chronic hepatitis B. (Announced Dec. 13)
- Took actions in line with the Company's long-term commitment to continuously improving its corporate governance, including allowing an existing shareholders' rights plan to expire; proposing a major reduction in shareholder voting requirements for key decisions; proposing that directors be elected by a majority of votes cast versus a plurality of votes; and expediting a previously approved change providing for the annual election of directors. (Announced Dec. 15)

Management's Discussion and Analysis

EXECUTIVE SUMMARY

OVERVIEW OF SCHERING-PLOUGH Schering-Plough discovers, develops, manufactures and markets medical therapies and treatments to enhance human health. Schering-Plough also markets leading consumer brands in the over-the-counter (OTC), foot care and sun care markets and operates a global animal health business.

There are two sources of new products: products acquired through acquisition and licensing arrangements, and products in Schering-Plough's late-stage research pipeline. With respect to acquisitions and licensing, Schering-Plough has recently acquired some new product licenses. However, there are limited opportunities for obtaining or licensing critical late-stage products that will have a positive material financial impact. These limited opportunities typically require substantial amounts of funding. Schering-Plough often competes for these opportunities against companies with greater financial resources.

Strategy — Focused on Science

Earlier this decade, Schering-Plough experienced a number of business, regulatory and legal challenges. In April 2003, the Board of Directors named Fred Hassan as the new Chairman of the Board and Chief Executive Officer of Schering-Plough Corporation. With support from the Board, he recruited a new senior executive team and initiated a strategic plan, with the goal of stabilizing, repairing and turning around Schering-Plough in order to build long-term shareholder value. That strategic plan, the Action Agenda, is a six- to eight-year, five-phase plan. In October 2006, Schering-Plough announced that it entered the fourth phase of the Action Agenda — Build the Base. During the Build the Base phase, Schering-Plough continues to focus on its strategy of value creation across a broad front, including:

- growing the business;
- penetrating new markets;
- expanding existing products; and
- discovering and developing or acquiring new products.

As part of this effort, Schering-Plough is enhancing infrastructure, upgrading processes and systems, and strengthening talent—both the recruitment of talented individuals and the development of key employees. While these efforts are companywide, Schering-Plough is focusing especially on research and development.

A key component of the Action Agenda is applying science to meet unmet medical needs. Research and development activities focus on mechanisms to treat serious diseases. As a result, a core strategy of Schering-Plough is to invest substantial funds in scientific research with the goal of creating therapies and treatments with important medical and commercial value. Consistent with this core strategy, Schering-Plough has been increasing its investment in research and development. Schering-Plough's progressing pipeline includes drug candidates across a wide range of therapeutic areas with 21 compounds now approaching or in Phase I development. As Schering-Plough continues to develop the later phase growth-drivers of the pipeline (e.g., thrombin receptor antagonist, golimumab, vicriviroc and HCV protease inhibitor), it anticipates higher spending on clinical trial activities.

2006 Results — Highlights of Schering-Plough's Performance in 2006 are as follows:

- Schering-Plough's net sales in 2006 were $10.6 billion, an increase of $1.1 billion, or 11 percent, as compared to the 2005 period. Net Income Available to Common Shareholders in 2006 was $1.1 billion, as compared to $183 million in 2005. Cash flow from operating activities was $2.2 billion in 2006.

- Global sales of Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, made by the cholesterol joint venture with Merck & Company, Inc. (Merck) continued to grow in 2006 and significantly contributed to Schering-Plough's improved operating results and cash flow. In addition, increased sales of pharmaceutical products such as REMICADE, NASONEX, TEMODAR and CLARINEX also contributed favorably to Schering-Plough's overall operating results and cash flow.

- Schering-Plough gained approvals for new products and indications, including for the life-saving antifungal medicine NOXAFIL Oral Suspension in the U.S. and EU for the prevention of invasive fungal infections (NOXAFIL was discovered in Schering-Plough's research laboratories); TEMODAL in Japan for the treatment of a form of brain cancer, malignant glioma; REMICADE in the EU for ulcerative colitis; and SUBOXONE Sublingual Tablets in the EU for opioid dependence.

- Schering-Plough streamlined the global supply chain to yield expected annualized cost savings of about $100 million.

- Schering-Plough reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle a previously disclosed investigation that related to actions that took place prior to 2003. The agreement provided for an aggregate settlement amount of $435 million. This settlement did not have a material adverse effect on Schering-Plough's results of operations, financial condition or its business.

Strategic Alliances

As is typical in the pharmaceutical industry, Schering-Plough licenses manufacturing, marketing and/or distribution rights to certain products to others, and also manufactures, markets and/or distributes products owned by others pursuant to licensing and joint venture arrangements. Any time that third parties are involved, there are additional factors relating to the third party and outside the control of Schering-Plough that may create positive or negative impacts on Schering-Plough. VYTORIN, ZETIA and REMICADE are subject to such arrangements and are key to Schering-Plough's current business and financial performance.

In addition, any potential strategic alternatives may be impacted by the change of control provisions in those arrangements, which could result in VYTORIN and ZETIA being acquired by Merck or REMICADE reverting back to Centocor. The change in control provision relating to VYTORIN and ZETIA is included in the contract with Merck, filed as Exhibit 10(r) to Schering-Plough's 2006 10-K, and the change of control provision relating to REMICADE is contained in the contract with Centocor, filed as Exhibit 10(v) to Schering-Plough's 2006 10-K.

Cholesterol Franchise Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, are managed through a joint venture between Schering-Plough and Merck for the treatment of elevated cholesterol levels. ZETIA is Schering-Plough's novel cholesterol absorption inhibitor. VYTORIN is the combination of ZETIA and *Zocor*, Merck's statin medication. The financial commitment to compete in the cholesterol reduction market is shared with Merck, and profits from the sales of VYTORIN and ZETIA are also shared with Merck. The operating results of the joint venture with Merck are recorded using the equity method of accounting.

A material change in the sales or market share of Schering-Plough's cholesterol franchise would have a significant impact on Schering-Plough's results of operations and cash flows. In order to maintain and enhance its infrastructure and business, Schering-Plough must continue to increase profits. This increased profitability is largely dependent upon the performance of Schering-Plough's cholesterol franchise.

The cholesterol-reduction market is the single largest pharmaceutical category in the world. VYTORIN and ZETIA are competing in this market and, on a combined basis, these products continued to grow in terms of market share during 2006. As a franchise, the two products together have captured more than 15 percent of total prescriptions for the U.S. cholesterol management market (based on January 2007 IMS data).

Japan is not included in the joint venture with Merck. In the Japanese market, Bayer Healthcare will co-market Schering-Plough's cholesterol-absorption inhibitor, ZETIA, upon approval. Schering-Plough anticipates receiving this approval in Japan in

2007, but due to a backlog of new drug applications in Japan, Schering-Plough cannot precisely predict the timing of the approval.

License Arrangements with Centocor REMICADE is prescribed for the treatment of immune-mediated inflammatory disorders such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis and ulcerative colitis. REMICADE is Schering-Plough's second largest marketed pharmaceutical product line (after the cholesterol franchise). REMICADE is licensed from and manufactured by Centocor, Inc., a Johnson & Johnson company. Schering-Plough has the exclusive marketing rights to this product outside of the U.S., Japan and certain Asian markets. During 2005, Schering-Plough exercised an option under its contract with Centocor for license rights to develop and commercialize golimumab, a new TNF-alpha monoclonal antibody, in the same territories as REMICADE. Golimumab is currently in Phase III trials. Schering-Plough and Centocor have been collaborating in resolving the difference in the parties' opinions as to the expiration date of Schering-Plough's rights to golimumab. In August 2006, Schering-Plough received a determination through arbitration that its rights to market golimumab will extend to 15 years after the first commercial sales in its territories, but Centocor has appealed the ruling.

Manufacturing, Sales and Marketing

Schering-Plough supports commercialized products with manufacturing, sales and marketing efforts. Schering-Plough is also moving forward with additional investments to enhance its infrastructure and business, including capital expenditures for the drug development process (where products are moved from the drug discovery pipeline to markets), information technology systems, and post-marketing studies and monitoring.

Schering-Plough continually reviews the business, including manufacturing operations, to identify actions that will enhance long-term competitiveness. However, Schering-Plough's manufacturing cost base is relatively fixed, and actions to significantly reduce Schering-Plough's manufacturing infrastructure involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. During 2006, Schering-Plough closed one manufacturing plant and took other streamlining actions. Schering-Plough continues to review the carrying value of manufacturing assets for indications of impairment. Future events and decisions may lead to additional asset impairments or related costs.

Regulatory and Competitive Environment

- Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. Regulatory compliance is complex and costly, impacting the timing needed to bring new drugs to market and to market drugs for new indications.
- Since 2002, Schering-Plough has been working under a U.S. FDA Consent Decree to resolve issues involving Schering-Plough's compliance with current Good Manufacturing Practices at certain of its manufacturing sites in New Jersey and Puerto Rico. Under the terms of the Decree, provided that the FDA has not notified Schering-Plough of a significant violation of FDA law, regulations, or the Decree in any five-year period since the Decree's entry in May 2002, Schering-Plough may petition the court to have the Decree dissolved and FDA will not oppose Schering-Plough's petition. There is no assurance about any particular date when the Consent Decree will be lifted.
- Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU-member states.
- Schering-Plough engages in clinical trial research in many countries around the world. Research activities must comply with stringent regulatory standards and are subject to inspection by U.S., the EU, and local country regulatory authorities. Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products.

- The pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities.
- In the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other groups seek price discounts. In most international markets, Schering-Plough operates in an environment of government mandated cost-containment programs.
- The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, loss of patent protection due to challenges by competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature.

DISCUSSION OF OPERATING RESULTS

NET SALES A significant portion of net sales is made to major pharmaceutical and health care product distributors and major retail chains in the U.S. Consequently, net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors. In addition to these fluctuations, sales of many pharmaceutical products in the U.S. are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. Schering-Plough and other pharmaceutical manufacturers in the U.S. market are also required to provide statutorily defined rebates to various government agencies in order to participate in the Medicaid program, the veterans' health care program, and other government-funded programs. In most international markets, Schering-Plough operates in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs.

Consolidated net sales in 2006 were $10.6 billion, an increase of $1.1 billion or 11 percent as compared to 2005. The increase primarily reflected the growth in sale volumes of REMICADE, NASONEX, PEGINTRON and TEMODAR. This increase also reflected an unfavorable impact of 1 percent from foreign exchange.

Consolidated net sales in 2005 totaled $9.5 billion, an increase of $1.2 billion or 15 percent compared to 2004, reflecting higher volumes of REMICADE, NASONEX, PEGINTRON, TEMODAR and the inclusion of a full year of sales of AVELOX and CIPRO. In addition, foreign exchange had a favorable impact of 1 percent.

Net sales for the years ended December 31, 2006, 2005, and 2004 were as follows:

(Dollars in millions)	2006	2005	2004	% Increase (Decrease) 2006/2005	% Increase (Decrease) 2005/2004
Prescription Pharmaceuticals	**$ 8,561**	**$ 7,564**	**$ 6,417**	**13%**	**18%**
REMICADE	1,240	942	746	32	26
NASONEX	944	737	594	28	24
PEGINTRON	837	751	563	11	33
CLARINEX/AERIUS	722	646	692	12	(7)
TEMODAR	703	588	459	20	28
CLARITIN RX	356	371	321	(4)	16
INTEGRILIN	329	315	325	5	(3)
REBETOL	311	331	287	(6)	15
AVELOX	304	228	44	34	N/M
INTRON A	237	287	318	(17)	(10)
CAELYX	206	181	150	13	21
SUBUTEX	203	197	185	3	6
ELOCON	141	144	168	(2)	(14)
CIPRO	111	146	43	(24)	N/M
Other Pharmaceutical	1,917	1,700	1,522	13	12
Consumer Health Care	**1,123**	**1,093**	**1,085**	**3**	**1**
OTC	558	556	578	N/M	(4)
Foot Care	343	333	331	3	1
Sun Care	222	204	176	9	16
Animal Health	**910**	**851**	**770**	**7**	**11**
Consolidated Net Sales	**$10,594**	**$ 9,508**	**$ 8,272**	**11%**	**15%**

N/M — Not a meaningful percentage.

International net sales of REMICADE, a drug for the treatment of immune-mediated inflammatory disorders such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis, and ulcerative colitis, were up 32 percent to $1.2 billion in 2006 as compared to 2005, and 26 percent in 2005 to $942 million as compared to 2004, due to greater demand, expanded indications and continued market growth. During 2006, competitive products for the indications referred to above have been introduced, and additional competitive products are expected to be introduced in 2007.

Global net sales of NASONEX Nasal Spray, a once-daily corticosteroid nasal spray for allergies, rose 28 percent to $944 million in 2006 as compared to 2005, and 24 percent to $737 million in 2005 as compared to 2004, as the product captured greater U.S. and international market share in both 2006 and 2005. In 2005, U.S. sales benefited from an increased promotional effort and the introduction of a new scent-free, alcohol-free formulation of NASONEX nasal spray. A generic form of Flonase (fluticasone propionate) was approved early in 2006 and may unfavorably impact the corticosteroid nasal spray market going forward.

Global net sales of PEGINTRON Powder for Injection, a pegylated interferon product for treating hepatitis C, increased 11 percent to $837 million in 2006 as compared to 2005, and 33 percent to $751 million in 2005 as compared to 2004. The sales increase in 2006 reflected higher sales volume in Japan and the U.S. Sales growth in 2005 was due to the December 2004 launch of the PEGINTRON and REBETOL combination therapy in Japan. In Japan, sales in 2005 benefited from a significant number of patients who were waiting for approval of PEGINTRON before beginning treatment. PEGINTRON sales in Japan have begun to decline toward the end of 2006, and this trend is expected to continue into 2007 as new patient enrollment for hepatitis C treatment moderates and new competition enters the Japanese market.

Global net sales of CLARINEX (marketed as AERIUS in many countries outside the U.S.), for the treatment of seasonal outdoor allergies and year-round indoor allergies, increased 12 percent to $722 million as compared to 2005 due to increased demand in Europe and Latin America as well as increased sales in the U.S. despite slightly declining market share. Global net sales of CLARINEX in 2005 decreased 7 percent to $646 million as compared to 2004 primarily due to reduced market share in a declining market in the U.S.

Global net sales of TEMODAR Capsules, a treatment for certain types of brain tumors, increased 20 percent to $703 million in 2006 as compared to 2005, and increased 28 percent to $588 million in 2005 as compared to 2004. The increases in 2006 and 2005 sales were due to the increased utilization for new indications. In 2005, TEMODAR was approved by the U.S. FDA for treating newly diagnosed glioblastoma multiforme (GBM), which is the most prevalent form of brain cancer, and by the European Commission for use in combination with radiotherapy for GBM patients in 25 EU-member states as well as in Iceland and Norway. In 2006, TEMODAR was approved in Japan for the treatment of malignant glioma. The growth rates for TEMODAR are expected to moderate, as significant market penetration has already been achieved in the treatment of GBM.

International net sales of prescription CLARITIN decreased 4 percent to $356 million in 2006 as compared to 2005. Sales in 2005 increased 16 percent to $371 million as compared to 2004 due to the launch of CLARITIN REDITABS in Japan coupled with an unusually severe Japanese allergy season during 2005.

Global net sales of INTEGRILIN Injection, a glycoprotein platelet aggregation inhibitor for the treatment of patients with acute coronary syndrome, which is sold primarily in the U.S. by Schering-Plough, increased 5 percent to $329 million in 2006 as compared to 2005. During 2005, sales decreased 3 percent to $315 million as compared to 2004.

Effective September 1, 2005, Schering-Plough restructured its INTEGRILIN co-promotion agreement with Millennium. Under the terms of the restructured agreement, Schering-Plough acquired exclusive U.S. development and commercialization rights to INTEGRILIN in exchange for an upfront payment of $36 million and royalties on INTEGRILIN sales. The restructured agreement calls for minimum royalty payments of $85 million per year to Millennium in 2006 and 2007.

Global 2006 net sales of REBETOL Capsules, for use in combination with PEGINTRON or INTRON A for treating hepatitis C, decreased 6 percent to $311 million as compared to 2005 due to lower sales in Europe and increased competition. Global net sales in 2005 increased 15 percent to $331 million as compared to 2004 due primarily to the launch of the PEGINTRON and REBETOL combination therapy in Japan in December 2004. In Japan, sales in 2005 benefited from the significant number of patients who were waiting for approval of PEGINTRON before beginning hepatitis C treatment. Sales are expected to continue to decline as a result of the moderation of hepatitis C patient enrollments in Japan and as new competition enters the Japanese market.

Net sales of AVELOX, a fluoroquinolone antibiotic for the treatment of certain respiratory and skin infections, sold primarily in the U.S. by Schering-Plough as a result of its license agreement with Bayer, increased 34 percent to $304 million in 2006 as compared to $228 million in 2005 due to share growth and new indications. Sales of AVELOX in 2004 represented the initial three months of sales under the agreement with Bayer, which was effective October 1, 2004.

Global net sales of INTRON A Injection, for chronic hepatitis B and C and other antiviral and anticancer indications, decreased 17 percent to $237 million in 2006 as compared to 2005, and 10 percent in 2005 to $287 million as compared to 2004, due to the conversion to PEGINTRON for treating hepatitis C in Japan.

International net sales of CAELYX, for the treatment of ovarian cancer, metastatic breast cancer and Kaposi's sarcoma, increased 13 percent to $206 million in 2006 as compared to 2005 primarily due to an expanding market for this product. Sales in 2005 increased 21 percent to $181 million as compared to 2004, reflecting further adoption of the ovarian cancer and metastatic breast cancer indications.

International net sales of SUBUTEX Tablets, for the treatment of opiate addiction, increased 3 percent to $203 million in 2006 as compared to 2005 due to increased market share. Sales increased 6 percent to $197 million in 2005 as compared to 2004 due to increased market penetration. In October 2006, SUBOXONE was approved by the EU, including the 25 member states as well as Iceland and Norway, for the treatment of opioid dependence.

Global net sales of ELOCON cream, a medium-potency topical steroid, decreased 2 percent to $141 million in 2006 as compared to 2005, and decreased 14 percent to $144 million in 2005 as compared to 2004, reflecting generic competition that was introduced in the U.S. during the first quarter of 2005. Generic competition is expected to continue to adversely affect sales of this product.

Net sales of CIPRO, a fluoroquinolone antibiotic for the treatment of certain respiratory, skin, urinary tract and other infections, sold primarily in the U.S. by Schering-Plough as a result of its license agreement with Bayer, decreased 24 percent to $111 million in 2006 as compared to $146 million in 2005 due to market share erosion from generic competition. Sales of CIPRO in 2004 represented the initial three months of sales under the agreement with Bayer.

Other pharmaceutical net sales include a large number of lower sales volume prescription pharmaceutical products. Several of these products are sold in limited markets outside the U.S., and many are multiple source products no longer protected by patents. These products include treatments for respiratory, cardiovascular, dermatological, infectious, oncological and other diseases. Included in other pharmaceutical sales is sales of Schering-Plough's albuterol products. In 2005, the FDA issued a Final Rule that requires all CFC albuterol products, including Schering-Plough's PROVENTIL CFC, be removed from the market no later than December 31, 2008. Schering-Plough and other manufacturers of albuterol CFC have to transition to albuterol HFA (PROVENTIL HFA) prior to this 2008 year-end deadline. Schering-Plough has begun the transition to the HFA product. Schering-Plough is uncertain as to the ultimate impact on Schering-Plough's overall future sales of PROVENTIL products, due to the complexities and multiple external factors influencing this transition, including competing albuterol HFA products.

Global net sales of Consumer Health Care products, which include OTC, foot care and sun care products, increased 3 percent or $30 million as compared to 2005 reflecting an increase in sales of sun care products and DR. SCHOLL'S and other foot care products. Sales were $1.1 billion in 2005 and 2004. Sales of OTC CLARITIN decreased 1 percent to $390 million in 2006 as compared to 2005, and 6 percent to $394 million in 2005 as compared to 2004 as a result of the restrictions on the retail sale of OTC products containing pseudoephedrine (PSE). In addition, OTC CLARITIN continues to face competition from private labels and branded loratadine. Net sales of sun care products increased $18 million or 9 percent in 2006 as compared to 2005, and $28 million or 16 percent in 2005 as compared to 2004, primarily due to the success of new COPPERTONE CONTINUOUS SPRAY products launched in 2005. Sales of sun care products in 2005 also reflected a stronger overall suncare season in the U.S. Future sales are difficult to predict because the consumer health care market is highly competitive, with heavy advertising to consumers and frequent competitive product introductions.

Global net sales of Animal Health products increased 7 percent to $910 million in 2006 as compared to 2005, and 11 percent in 2005 to $851 million as compared to 2004, reflecting strong growth of core brands across most geographic and species areas led by higher sales of companion animal products in 2006 while the products serving the U.S. cattle market, including NUFLOR, and the vaccine business led sales growth in 2005. The increased net sales were also due in part to better product supply in the U.S. Schering-Plough expects this growth rate to moderate due to increased competition, including the introduction of generic products.

COSTS, EXPENSES AND EQUITY INCOME A summary of costs, expenses and equity income for the years ended December 31, 2006, 2005 and 2004 is as follows:

(Dollars in millions)	2006	2005	2004	% Increase (Decrease) 2006/2005	2005/2004
Gross margin	65.1%	64.8%	62.9%	0.3%	1.9%
Selling, general and administrative (SG&A)	$ 4,718	$4,374	$3,811	7.9%	14.8%
Research and development (R&D)	2,188	1,865	1,607	17.3%	16.1%
Other (income)/expense, net	(135)	5	146	N/M	N/M
Special charges	102	294	153	N/M	N/M
Equity income from cholesterol joint venture	(1,459)	(873)	(347)	N/M	N/M

N/M – Not a meaningful percentage

Substantially all the sales of cholesterol products are not included in Schering-Plough's net sales. The results of these sales are reflected in equity income from cholesterol joint venture. In addition, due to the virtual nature of the joint venture, Schering-Plough incurs substantial selling, general and administrative expenses that are not captured in equity income but are included in Schering-Plough's Statements of Consolidated Operations. As a result, Schering-Plough's gross margin, and ratios of SG&A expenses and R&D expenses as a percentage of net sales do not reflect the benefit of the impact of the joint venture's operating results.

Gross Margin Despite negative impacts on cost of sales from the costs resulting from Schering-Plough's actions to streamline its manufacturing operations during 2006, gross margin increased to 65.1 percent in 2006 from 64.8 percent in 2005. This improvement in gross margin is primarily due to increased sales of higher margin products and process improvements within Schering-Plough's supply chain, including cost savings from the manufacturing streamlining activities completed during 2006. In 2006, cost of sales included charges totaling $146 million associated with Schering-Plough's actions to streamline its manufacturing operations, offset by savings of approximately $30 million as a result of these actions. See Note 2, "Special Charges and Manufacturing Streamlining" to the Consolidated Financial Statements for additional information.

Gross margin increased to 64.8 percent in 2005 from 62.9 percent in 2004, primarily due to supply chain process improvements, increased sales of higher-margin products and a favorable impact from foreign exchange, partly offset by higher royalties related to the Bayer products and, beginning September 1, 2005, royalties for INTEGRILIN.

Selling, General and Administrative Selling, general and administrative expenses (SG&A) increased 8 percent to $4.7 billion in 2006 as compared to 2005, reflecting ongoing investments in emerging markets and field support for product launches as well as higher promotional spending.

SG&A expenses increased 15 percent to $4.4 billion in 2005 as compared to $3.8 billion in 2004. This increase was primarily due to the addition in the 2004 fourth quarter of Bayer sales representatives, increased selling expenses in Europe to support the continued launch of VYTORIN and ZETIA, and increased promotional spending, primarily for NASONEX, ASMANEX and the products under the agreement with Bayer.

Research and Development Research and development (R&D) spending increased 17 percent to $2.2 billion in 2006 as compared to the 2005 period. In 2005, R&D spending increased 16 percent to $1.9 billion as compared to the 2004 period. The 2006 increase was due to higher costs associated with clinical trials as well as building greater breadth and capacity to support Schering-Plough's progressing pipeline. The 2005 increase is partially due to a $124 million charge in the third quarter of 2005 resulting from Schering-Plough's exercise of its rights to develop and commercialize golimumab. R&D spending for 2004 included an $80 million charge in conjunction with the license from Toyama Chemical Company Ltd. for garenoxacin. Generally, changes in R&D spending reflect the timing of Schering-Plough's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

To maximize Schering-Plough's chances for the successful development of new products, Schering-Plough began a Development Excellence initiative in 2005 to build talent and critical mass, create a uniform level of excellence and deliver on high-priority programs within R&D. In 2006, Schering-Plough began a Global Clinical Harmonization Program to maximize and globalize the quality of clinical trial execution, pharmacovigilance and regulatory processes.

Other (Income)/Expense, Net Schering-Plough had other income, net, of $135 million in 2006 as compared to other expense, net, of $5 million and $146 million in 2005 and 2004, respectively, due to higher interest rates on larger overall balances of cash equivalents and short-term investments.

Special charges and Manufacturing Streamlining

2006 Manufacturing Streamlining

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey to streamline its global supply chain and further enhance Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey. In total, these actions have resulted in the elimination of over 1,000 positions. Schering-Plough expects these actions to yield annualized cost savings of approximately $100 million.

Special Charges: Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

Cost of Sales: Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations which were completed in 2006:

(Dollars in millions)	Charges included in Cost of Sales	Special Charges	Total Charges	Cash Payments	Non-Cash Charges	Accrued Liability
Accrued liability at January 1, 2006						$—
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	
Accrued liability at December 31, 2006						$12

The accrued liability balance at December 31, 2006, is expected to be paid during the first quarter of 2007. Schering-Plough does not expect to incur any material additional charges related to the manufacturing streamlining actions announced in 2006.

2004-2005 Special Charge Activities

Special charges incurred in 2005 and 2004 are as follows:

(Dollars in millions)	2005	2004
Litigation charges	$250	$ —
Employee termination costs	28	119
Asset impairment and other charges	16	34
	$294	$153

Litigation charges: In 2005, litigation reserves were increased by $250 million. This increase resulted in a total reserve of $500 million for the Massachusetts Investigation, as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 19, "Legal, Environmental and Regulatory Matters," representing Schering-Plough's then current estimate to resolve this matter. On August 29, 2006, Schering-Plough announced it had reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle the Massachusetts Investigation for an aggregate amount of $435 million plus interest. This settlement amount relates only to the Massachusetts Investigation. The AWP investigations and litigation are ongoing. Subsequent to December 31, 2006, Schering-Plough made payments totaling $388 million related to this settlement including interest of $12 million. Substantially all the remaining payments under this settlement agreement will be paid in the remainder of 2007. See Note 19, "Legal, Environmental and Regulatory Matters" to the Consolidated Financial Statements for additional information.

Employee termination costs: In August 2003, Schering-Plough announced a global workforce reduction initiative. The first phase of this initiative was a Voluntary Early Retirement Program (VERP) in the U.S. Under this program, eligible employees in the U.S. had until December 15, 2003, to elect early retirement and receive an enhanced retirement benefit. Approximately 900 employees elected to retire under the program,.all of which retired by December 31, 2005. The total cost of this program was approximately $191 million, comprised of increased pension costs of $108 million, increased post-retirement health care costs of $57 million, vacation payments of $4 million and costs related to accelerated vesting of stock grants of $22 million. Amounts recognized in 2005 and 2004 for this program were $7 million and $20 million, respectively. No additional amounts are expected to be recognized under this program.

Termination costs not associated with the VERP totaled $21 million and $99 million in 2005 and 2004, respectively.

The following summarizes the activity in the accounts related to employee termination costs:

(Dollars in millions)	Employee Termination Costs
Special charges liability balance at December 31, 2003	$ 29
Special charges incurred during 2004	$ 119
Credit to retirement benefit plan liability	(20)
Disbursements	(110)
Special charges liability balance at December 31, 2004	$ 18
Special charges incurred during 2005	$ 28
Credit to retirement benefit plan liability	(7)
Disbursements	(35)
Special charges liability balance at December 31, 2005	$ 4
Disbursements	(4)
Special charges liability balance at December 31, 2006	$ —

Asset impairment and other charges: For the year ended December 31, 2005, Schering-Plough recognized asset impairment and other charges of $16 million related primarily to the consolidation of Schering-Plough's U.S. biotechnology organizations.

Schering-Plough recorded asset impairment and other charges of $34 million in 2004, related primarily to the shutdown of a small European research and development facility.

Equity Income from Cholesterol Joint Venture Global cholesterol franchise sales, which include sales of VYTORIN and ZETIA, made by the cholesterol joint venture with Merck and Schering-Plough totaled $3.9 billion, $2.4 billion, and $1.2 billion in 2006, 2005, and 2004, respectively. The sales growth in 2006 was due to an increase in market share. The 2005 sales comparison benefited from the U.S. launch of VYTORIN in the second half of 2004. As a franchise, the two products combined have captured more than 15 percent of total prescriptions in the U.S. cholesterol management market (based on January 2007 IMS data).

Schering-Plough utilizes the equity method of accounting for the joint venture. Sharing of income from operations is based upon percentages that vary by product, sales level and country. Schering-Plough's allocation of joint venture income is increased by milestones earned. Merck and Schering-Plough (the Partners) bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each Partner for physician details that are set on annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. These amounts are equal to each Partner's physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income from the cholesterol joint venture. These amounts do not represent specific, incremental and identifiable costs for Schering-Plough's detailing of the cholesterol products in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture, as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

Costs of the joint venture that the Partners contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by the Partners. Additional information regarding the joint venture with Merck is also included in Note 3, "Equity Income from Cholesterol Joint Venture" to the Consolidated Financial Statements.

Equity income from cholesterol joint venture totaled $1.5 billion, $873 million and $347 million in 2006, 2005 and 2004, respectively. The increase in 2006 equity income as compared to 2005 reflected continued strong sales of VYTORIN and ZETIA. The 2005 equity income comparison benefited from the U.S. launch of VYTORIN in the second half of 2004.

During 2005 and 2004, Schering-Plough recognized milestones from Merck of $20 million and $7 million, respectively. The $20 million milestone in 2005 related to certain European approvals of VYTORIN (ezetimibe/simvastatin) in 2005. The $7 million milestone in 2004 related to the approval of ezetimibe/simvastatin in Mexico in 2004. Under certain other conditions, as specified in the joint venture agreements with Merck, Schering-Plough could earn additional milestones totaling $105 million.

It should be noted that Schering-Plough incurs substantial selling, general and administrative and other costs, which are not reflected in equity income from the cholesterol joint venture and instead are included in the overall cost structure of Schering-Plough.

Provision for Income Taxes Tax expense was $362 million, $228 million and $779 million in 2006, 2005 and 2004, respectively. The tax provisions in 2006, 2005 and 2004 do not include any benefit related to U.S. operating losses. During 2004, Schering-Plough established a valuation allowance on its net U.S. deferred tax assets, including the benefit of U.S. operating losses, as management concluded that it is not more likely than not that the benefit of the U.S. net deferred tax assets can be realized. At December 31, 2006, Schering-Plough continues to maintain a valuation allowance against its U.S. deferred tax assets. Schering-Plough expects to report a U.S. Net Operating Loss (NOL) carryforward of $1.54 billion on its tax return for the year ended December 31, 2006. This U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the Internal Revenue Service (IRS).

In 2006, Schering-Plough generated approximately $600 million in U.S. operating losses; however, due to differences between financial and tax reporting, the expected NOL to be generated on the 2006 U.S. tax return will be less than the U.S. operating loss for the year. Schering-Plough expects to continue to generate U.S. operating losses in 2007; however, the U.S. NOL will be subject to differences between financial and tax reporting.

The 2006 and 2005 income tax provision primarily relates to foreign taxes. The 2005 tax provision includes a benefit of $46 million related to an IRS Notice issued in August 2005, which resulted in a reduction of the previously accrued tax liability attributable to repatriations under the American Jobs Creation Act of 2004 (AJCA). The 2004 tax provision includes a $417 million charge related to the intended AJCA repatriation that took place in 2005.

The IRS is examining Schering-Plough's 1997-2002 federal income tax returns and is in the process of completing that examination. Schering-Plough anticipates that the examination will be completed before the end of 2007. The finalization of this IRS audit may result in adjustments to Schering-Plough's accruals for tax contingencies and the U.S. NOLs as reported on Schering-Plough's income tax returns. Schering-Plough's tax reserves reflect its best estimate of the probable tax liability; however, it is reasonably possible that the ultimate resolution of these tax matters may be materially greater or less than the amount accrued.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Schering-Plough is required to apply the provisions of this interpretation beginning on January 1, 2007. The provisions of FIN 48 will be applied to all existing uncertain income tax positions on the effective date. Upon the implementation of FIN 48, the cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of Schering-Plough's retained earnings in 2007. Although Schering-Plough is still evaluating the potential impact of FIN 48, it expects a decrease to opening retained earnings as of January 1, 2007, from $225 million to $300 million with a corresponding increase to the appropriate tax liability accounts upon the adoption of this Interpretation.

Net Income/(Loss) Available to Common Shareholders Schering-Plough had net income/(loss) available to common shareholders of $1.1 billion, $183 million and $(981) million for 2006, 2005 and 2004, respectively. Net income available to common shareholders for 2006 and 2005 included the deduction of preferred stock dividends of $86 million, in each period, related to the issuance of the 6 percent Mandatory Convertible Preferred Stock in August 2004. The 2004 net loss available to common shareholders included the deduction of preferred stock dividends of $34 million. Net income/(loss) available to common shareholders for 2006, 2005 and 2004 also included special charges and manufacturing streamlining costs of approximately $248 million, $294 million and $153 million, respectively. See Note 2, "Special Charges and Manufacturing Streamlining" to the Consolidated Financial Statements for additional information. In addition, 2006 net income available to common shareholders included an income item of $22 million resulting from the cumulative effect of a change in accounting principle, net of tax, related to the implementation of SFAS 123R, "Share-Based Compensation."

LIQUIDITY AND FINANCIAL RESOURCES

DISCUSSION OF CASH FLOW

	For the Years Ended December 31,		
(Dollars in millions)	2006	2005	2004
Cash flow from operating activities	$ 2,161	$ 882	$ (154)
Cash flow from investing activities	(2,908)	(454)	(621)
Cash flow from financing activities	(1,361)	(633)	1,534

Operating Activities In 2006, net cash provided by operating activities was $2.2 billion, an increase of $1.3 billion as compared to 2005. The increase primarily resulted from higher net income and the timing of operating cash payments and receipts. As disclosed in Note 19, "Legal, Environment and Regulatory Matters" to the Consolidated Financial Statements, Schering-Plough has reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle the Massachusetts Investigation for an aggregate amount of $435 million plus interest. Subsequent to December 31, 2006, Schering-Plough made payments totaling $388 million related to this settlement, including interest of $12 million. Substantially all the remaining payments under this settlement agreement will be paid in the remainder of 2007.

In 2005, operating activities generated $882 million of cash, compared with a use of $154 million in 2004. The increase was primarily due to higher net income and timing of payments of special charges related to litigation, partially offset by an increase in accounts receivable due to sales growth; payments of approximately $375 million to tax authorities for tax liabilities related to the repatriation of foreign earnings under the AJCA; and tax payments of $239 million related to the settlement of certain tax contingencies for the tax years 1993 through 1996. Tax charges related to the AJCA were expensed in 2004.

In 2004, operating cash flow was favorably impacted by a U.S. tax refund of $404 million as a result of loss carryback. However, cash flow was unfavorably impacted by a $473 million payment to the U.S. government for a tax deficiency related to certain transactions in tax years 1991 to 1992 and the payment of $294 million under the settlement agreement with the U.S. Attorney's office for the Eastern District of Pennsylvania.

Investing Activities Net cash used for investing activities during 2006 was $2.9 billion primarily related to the net purchases of short-term investments of $2.4 billion previously invested in cash equivalents and $458 million of capital expenditures.

Net cash used for investing activities during 2005 was $454 million, primarily related to $478 million of capital expenditures and the purchase of intangible assets of $51 million, partially offset by proceeds from sales of property and equipment of $43 million and the net reduction in short-term investments of $33 million.

Net cash used for investing activities in 2004 was $621 million and included capital expenditures of $489 million and net purchases of investments of $264 million, partially offset by cash proceeds of $118 million from the transfer of license rights and $7 million from the dispositions of property and equipment.

Financing Activities Net cash used for financing activities during 2006 and 2005 was $1.4 billion and $633 million, respectively. Uses of cash for financing activities in 2006 and 2005 include the payment of dividends on common and preferred shares of $412 million and $410 million, respectively; the repayment of $1.0 billion of bank debt and short-term commercial borrowings in 2006, and $1.2 billion of short-term commercial paper borrowings in 2005. Uses of cash for financing activities in 2005 was partially offset by proceeds of $900 million from bank debt incurred by a foreign subsidiary related to funding of a portion of the repatriations under the AJCA during 2005. This bank debt was fully repaid in 2006.

The net cash provided by financing activities in 2004 reflected proceeds of $1.4 billion from the preferred stock issuance and $546 million from the increase in short-term borrowings, partially offset by the payment of dividends on common and preferred shares of $354 million.

Other Discussion of Cash Flows Schering-Plough is moving forward with additional investments to enhance its infrastructure and business and currently is in the process of building a U.S. pharmaceutical sciences center in New Jersey. Capital expenditures of approximately $38 million were made in 2006 related to this center. Additional capital expenditures of approximately $260 million are expected over the next three years. This center will allow Schering-Plough to streamline and integrate its drug development process, where products are moved from the drug discovery pipeline to market. There will be additional related expenditures to upgrade equipment and staffing for this center.

In 2006, U.S. operations generated negative cash flow. U.S. operations have cash needs in excess of cash generated in the U.S. The U.S. operations must fund dividend payments, the majority of research and development costs and U.S. capital expenditures. It is expected that the U.S. operation will also generate negative cash flow in 2007.

Total cash, cash equivalents and short-term investments less total debt was approximately $3.3 billion at December 31, 2006. Cash generated from operations and available cash and short-term investments are expected to provide Schering-Plough with the ability to fund cash needs for the intermediate term.

6 PERCENT MANDATORY CONVERTIBLE PREFERRED STOCK In August 2004, Schering-Plough issued 6 percent mandatory convertible preferred stock and received net proceeds of $1.4 billion after deducting commissions, discounts and other underwriting expenses. The proceeds were used to reduce short-term commercial paper borrowings, pay tax and litigation settlement amounts and litigation costs, and to fund operating expenses and capital expenditures. The preferred stock was issued under Schering-Plough's $2.0 billion shelf registration, and each preferred share will automatically convert into between 2.2451 and 2.7840 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over a period immediately preceding the mandatory conversion date of September 14, 2007, as defined in the prospectus. See Note 15, "Shareholders' Equity" to the Consolidated Financial Statement, for additional information. The conversion of these preferred shares will not trigger any cash payment by Schering-Plough. At December 31, 2006, $563 million remains registered and un-issued under the shelf registration.

BORROWINGS AND CREDIT FACILITIES On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. Proceeds from this offering of $2.4 billion were used for general corporate purposes, including repaying commercial paper outstanding in the U.S. Upon issuance, the notes were rated A3 by Moody's Investors Service (Moody's) and A+ (on Credit Watch with negative implications) by Standard & Poor's (S&P). The interest rates payable on the notes are subject to adjustment. If the rating assigned to the notes by either Moody's or S&P is downgraded below A3 or A-, respectively, the interest rate payable on that series of notes would increase. See Note 13, "Short-Term Borrowings, Long-Term Debt and Other Commitments" to the Consolidated Financial Statement, for additional information.

On July 14, 2004, Moody's lowered its rating on the notes to Baa1. Accordingly, the interest payable on each note increased 25 basis points effective December 1, 2004. Therefore, on December 1, 2004, the interest rate payable on the notes due 2013 increased from 5.3 percent to 5.55 percent, and the interest rate payable on the notes due 2033 increased from 6.5 percent to 6.75 percent. This adjustment to the interest rate payable on the notes increased Schering-Plough's interest expense by approximately $6 million annually. The interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, following a downgrade by either Moody's or S&P below A3 or A-, respectively, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P.

Schering-Plough has a $1.5 billion credit facility with a syndicate of banks. This facility matures in May 2009 and requires Schering-Plough to maintain a total debt to total capital ratio of no more than 60 percent, which was met at December 31, 2006. This credit line is available for general corporate purposes and is considered as support to Schering-Plough's commercial paper borrowings. Borrowings under this credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances; however, a nominal commitment fee is paid. As of December 31, 2005, $325 million was drawn under this facility by a wholly-owned international subsidiary for the purposes of funding repatriations under the AJCA. During 2006, this borrowing amount was fully repaid. As of December 31, 2006, no borrowings were outstanding under this facility.

In addition to the above credit facility, Schering-Plough entered into a $575 million credit facility during the fourth quarter of 2005 for the purposes of funding repatriations under the AJCA. As of December 31, 2005, the entire amount was drawn by a wholly-owned international subsidiary to fund the repatriations. This facility was paid in full and terminated in 2006.

As of December 31, 2006 and 2005, short-term borrowings, including the credit facilities mentioned above, totaled $242 million and $1.3 billion, respectively, including outstanding commercial paper of $149 million and $298 million, respectively. The weighted-average interest rate for short-term borrowings at December 31, 2006 and 2005 was 6.4 percent and 4.7 percent, respectively.

CREDIT RATINGS Schering-Plough's current unsecured senior credit ratings and outlook are as follows:

Senior Unsecured Credit Ratings	Long-term	Short-term	Outlook
Moody's Investors Service	Baa1	P-2	Positive
Standard and Poor's	A–	A-2	Stable
Fitch Ratings	A–	F-2	Stable

The short-term ratings discussed above have not significantly affected Schering-Plough's ability to issue or roll over its outstanding commercial paper borrowings at this time. However, Schering-Plough believes the ability of commercial paper issuers, such as Schering-Plough, with one or more short-term credit ratings of P-2 from Moody's, A-2 from S&P and/or F-2 from Fitch to issue or roll over outstanding commercial paper can, at times, be less than that of companies with higher short-term credit ratings. In addition, the total amount of commercial paper capacity available to these issuers is typically less than that of higher-rated companies. Schering-Plough's sizable lines of credit with commercial banks as well as cash and short-term investments held by U.S. and international subsidiaries serve as alternative sources of liquidity and to support its commercial paper program.

Schering-Plough's credit ratings could decline below their current levels. The impact of such decline could reduce the availability of commercial paper borrowing and would increase the interest rate on Schering-Plough's short- and long-term debt. As discussed above, Schering-Plough believes that existing cash, short-term investments and cash generated from operations will allow Schering-Plough to fund its cash needs for the intermediate term.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS Schering-Plough has various contractual obligations that are reported as liabilities in the Consolidated Balance Sheets and others that are not required to be recognized as liabilities such as certain purchase commitments and other executory contracts. The following table summarizes payments due by period under Schering-Plough's known contractual obligations at December 31, 2006.

	Payments Due by Period				
(Dollars in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Short-term borrowings and current portion of long-term debt	$ 242	$ 242	$ —	$—	$ —
Long-term debt obligations (1)	2,414	2	3	2	2,407
Operating lease obligations	264	85	106	38	35
Purchase obligations:					
Advertising contracts	117	117	—	—	—
Research contracts (2)	141	126	9	4	2
Capital expenditure commitments	181	179	2	—	—
Other purchase obligations (3)	1,643	1,562	55	19	7
Deferred compensation plan obligations	85	14	11	18	42
Other obligations (4)	391	247	19	16	109
Total	$5,478	$2,574	$205	$97	$2,602

(1) Long-term debt obligations include the $1,250 million aggregate principal amount of 5.55 percent senior, unsecured notes due 2013 and $1,150 million aggregate principal amount of 6.75 percent senior, unsecured notes due 2033 and excludes interest obligations. See Note 13, "Short-Term Borrowings, Long-Term Debt and Other Commitments," to the Consolidated Financial Statements Data," for additional information.

(2) Research contracts do not include any potential milestone payments to be made since such payments are contingent on the occurrence of certain events. The table also excludes those research contracts that are cancelable by Schering-Plough without penalty.

(3) Other purchase obligations consist of both cancelable and non-cancelable inventory and expense items.

(4) This caption includes obligations, based on undiscounted amounts, for estimated payments under certain of Schering-Plough's pension plans, preferred stock dividends and other contractual obligations.

REGULATORY AND COMPETITIVE ENVIRONMENT IN WHICH SCHERING-PLOUGH OPERATES

Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. These regulations are described in more detail in Item 1, "Business," of Schering-Plough's 2006 10-K. Regulatory compliance is complex, as regulatory standards (including Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices) vary by jurisdiction and are constantly evolving. Regulatory compliance is also costly. Regulatory compliance also impacts the timing needed to bring new drugs to market and to market drugs for new indications. Further, failure to comply with regulations can result in delays in the approval of drugs, seizure or recall of drugs, suspension or revocation of the authority necessary for the production and sale of drugs, fines and other civil or criminal sanctions.

Regulatory compliance, and the cost of compliance failures, can have a material impact on Schering-Plough's results of operations, its cash flows or financial condition.

Much is still unknown about the science of human health and with every drug there are benefits and risks that may be balanced. Societal and government pressures are constantly shifting between the demand for innovation to meet urgent unmet medical needs and adversity to risk. These pressures impact the regulatory environment and the market for Schering-Plough's products.

REGULATORY COMPLIANCE AND PHARMACOVIGILANCE

Consent Decree Since 2002, Schering-Plough has been working under a U.S. FDA Consent Decree to resolve issues involving Schering-Plough's compliance with current Good Manufacturing Practices (cGMP) at certain of its manufacturing sites in New Jersey and Puerto Rico. See details in Note 18, "Consent Decree" to the Consolidated Financial Statements.

Under the terms of the Consent Decree, Schering-Plough made payments totaling $500 million. As of the end of 2005, Schering-Plough has completed the revalidation programs for bulk active pharmaceutical ingredients and finished drug products, as well as all 212 Significant Steps of the cGMP Work Plan, in accordance with the schedules required by the Consent Decree. Schering-Plough has obtained third-party expert certification of completion of the cGMP Work Plan as required by the Decree. This certification is in turn subject to acceptance by the FDA. Under the terms of the Decree, provided that the FDA has not notified Schering-Plough of a significant violation of FDA law, regulations, or the Decree in any five-year period since the Decree's entry in May of 2002, Schering-Plough may petition the court to have the Decree dissolved and the FDA will not oppose Schering-Plough's petition. There is no assurance about any particular date when the Consent Decree will be lifted.

Regulatory Inspections Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU-member states. The requirements differ from jurisdiction to jurisdiction, but all include requirements for reporting adverse events that occur while a patient is using a particular drug in order to alert the drug's manufacturer and the governmental agency to potential problems.

During 2003, pharmacovigilance inspections by officials of the British and French medicines agencies conducted at the request of the European Medicines Agency (EMEA) cited serious deficiencies in reporting processes. Schering-Plough has continued to work on its long-term action plan to rectify the deficiencies and has provided regular updates to the EMEA.

During the fourth quarter 2005, local UK and EMEA regulatory authorities conducted a follow up inspection to assess Schering-Plough's implementation of its action plan. In the first quarter of 2006, these authorities also inspected the U.S.-based components of Schering-Plough's pharmacovigilance system. The inspectors acknowledged that progress had been made since 2003, but also continued to note significant concerns with the quality systems supporting Schering-Plough's pharmacovigilance processes. Similarly, in a follow up inspection of Schering-Plough's clinical trial practices in the UK, inspectors identified issues with respect to Schering-Plough's management of clinical trials and related pharmacovigilance practices.

Schering-Plough intends to continue upgrading skills, processes and systems in clinical practices and pharmacovigilance. Schering-Plough remains committed to accomplish this work and to invest significant resources in this area. Further, in February 2006, Schering-Plough began the Global Clinical Harmonization Program for building clinical excellence (in trial design, execution and tracking), which will strengthen Schering-Plough's scientific and compliance rigor on a global basis.

Schering-Plough does not know what action, if any, the EMEA or national authorities will take in response to the inspections. Possible actions include further inspections, demands for improvements in reporting systems, criminal sanctions against

Schering-Plough and/or responsible individuals and changes in the conditions of marketing authorizations for Schering-Plough's products.

Regulatory Compliance and Post-Marketing Surveillance Schering-Plough engages in clinical trial research in many countries around the world. These clinical trial research activities must comply with stringent regulatory standards and are subject to inspection by U.S., EU, and local country regulatory authorities. Failure to comply with current Good Clinical Practices, other applicable laws or regulations or quality processes can result in delays in approval of clinical trials, suspension of ongoing clinical trials, delays in approval of marketing authorizations, criminal sanctions against Schering-Plough and/or responsible individuals, changes in the conditions of marketing authorizations for Schering-Plough's products and increased costs.

Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products. In addition, these situations have raised concerns among some prescribers and patients relating to the safety and efficacy of pharmaceutical products in general. Schering-Plough's personnel have regular, open dialogue with the FDA and other regulators and review product labels and other materials on a regular basis and as new information becomes known.

Following this wake of recent product withdrawals by other companies and other significant safety issues, health authorities such as the FDA, the EMEA and the PMDA in Japan have continued to increase their focus on safety when assessing the benefit/risk balance of drugs. Some health authorities appear to have become more cautious when making decisions about approvability of new products or indications and are re-reviewing select products that are already marketed, adding further to the uncertainties in the regulatory processes. There is also greater regulatory scrutiny, especially in the U.S., on advertising and promotion and in particular, direct-to-consumer advertising.

Similarly, major health authorities, including the FDA, EMEA and PMDA, have also increased collaboration amongst themselves, especially with regard to the evaluation of safety and benefit/risk information. Media attention has also increased. In the current environment, a health authority regulatory action in one market, such as a safety labeling change, may have regulatory, prescribing and marketing implications in other markets to an extent not previously seen.

Some health authorities, such as the PMDA, have publicly acknowledged a significant backlog in workload due to resource constraints within their agency. This backlog has caused long regulatory review times for new indications and products, including the initial approval of ZETIA in Japan, and has added to the uncertainty in predicting approval timelines in these markets. While the PMDA has committed to correcting the backlog and has made some progress over the last year, it is expected to continue for the foreseeable future.

These and other uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect Schering-Plough's operations. The effect of regulatory approval processes on operations cannot be predicted.

Schering-Plough has nevertheless achieved a significant number of important regulatory approvals since 2004, including approvals for VYTORIN, CLARINEX D-24, CLARINEX REDITABS, CLARINEX D-12 and new indications for TEMODAR and NASONEX. Other significant approvals since 2004 include ASMANEX DPI (Dry Powder for Inhalation) in the U.S.; NOXAFIL in the U.S., the EU and Australia; PEGINTRON in Japan; and new indications for REMICADE. Schering-Plough also has a number of significant regulatory submissions filed in major markets awaiting approval.

Pricing Pressures As described more specifically in Note 19, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements the pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities. These entities include the Department of Justice and its U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. Many of the health care laws under which certain of these governmental entities operate, including the federal and state anti-kickback statutes and statutory and common law false claims laws, have been construed broadly by the courts and permit the government entities to exercise significant discretion. In the event that any of those governmental entities believes that wrongdoing has occurred, one or more of them could institute civil or criminal proceedings, which, if instituted and resolved unfavorably, could subject Schering-Plough to substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs. Schering-Plough also cannot predict whether any investigations will affect its marketing practices or sales. Any such result could have a material adverse impact on Schering-Plough's results of operations, cash flows, financial condition, or its business.

In the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other groups seek price discounts. In the U.S. market, Schering-Plough and other pharmaceutical manufacturers are required to provide statutorily defined rebates to various government agencies in order to participate in Medicaid, the veterans' health care program and other government-funded programs.

In most international markets, Schering-Plough operates in an environment of government mandated cost-containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements; emphasized greater use of generic drugs; and enacted across-the-board price cuts as methods to control costs.

Since Schering-Plough is unable to predict the final form and timing of any future domestic or international governmental or other health care initiatives, including the passage of laws permitting the importation of pharmaceuticals into the U.S., their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other groups concerning formularies and pharmaceutical reimbursement policies cannot be reasonably estimated.

Medicare Schering-Plough cannot predict what net effect the Medicare prescription drug benefit will have on markets and sales. The new Medicare Drug Benefit (Medicare Part D), which took effect January 1, 2006, offers voluntary prescription drug coverage, subsidized by Medicare, to more than 40 million Medicare beneficiaries through competing private prescription drug plans (PDPs) and Medicare Advantage (MA) plans. Many of Schering-Plough's leading drugs are already covered under Medicare Part B (e.g., TEMODAR, INTEGRILIN and INTRON A). Medicare Part B provides payment for physician services that can include prescription drugs administered along with other physician services. The manner in which drugs are reimbursed under Medicare Part B may limit Schering-Plough's ability to offer larger price concessions or make large price increases on these drugs. Other Schering-Plough drugs have a relatively small portion of their sales to the Medicare population (e.g., CLARINEX, the hepatitis C franchise). Schering-Plough could experience expanded utilization of VYTORIN and ZETIA and new drugs in Schering-Plough's R&D pipeline. Of greater consequence for Schering-Plough may be the legislation's impact on pricing, rebates and discounts.

Competition The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature. In addition, patent positions are increasingly being challenged by competitors, and the outcome can be highly uncertain. An adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

2007 OUTLOOK

Schering-Plough is on track with the actions to build long-term high performance in the Build the Base phase of the Action Agenda. Schering-Plough will continue to make investments to support its geographical expansion strategy and plans to make sound promotional investments to continue driving the growth of key brands worldwide. Schering-Plough remains focused on controlling its overhead spending and maintaining a right-sized sales force for its current opportunities in the U.S.

Schering-Plough currently does not provide numeric guidance. However, the following outlook may be helpful to readers in assessing future prospects:

Currently, the U.S. cholesterol lowering market is adjusting to the entry into the market of multiple generic forms of competing cholesterol products. Despite the introduction of new innovative competing treatments and generic versions of competing products, Schering-Plough continues to anticipate that sales from VYTORIN and ZETIA will grow in 2007. The decisions of government entities, managed care groups and other groups concerning formularies and reimbursement policies could negatively impact the dollar size and/or growth of the cholesterol management market, including VYTORIN and ZETIA.

As Schering-Plough's pipeline continues to progress, it expects that the number of patients in Schering-Plough's clinical trials will increase substantially in 2007. Schering-Plough also will continue to invest in research and development with a focus on enhancing infrastructure and upgrading processes, systems and talent. As a result, Schering-Plough expects R&D expenses, excluding any upfront payments, will grow faster than adjusted net sales in 2007. Adjusted net sales is defined as net sales plus an assumed 50 percent of global cholesterol joint venture net sales. Schering-Plough believes that this growth comparison provides a useful guideline to review our outlook for R&D expenses.

As a result of Schering-Plough's actions to streamline its manufacturing operations, Schering-Plough expects annualized cost savings of approximately $100 million in 2007, and gross margin should improve accordingly.

The risks described in Item 1A. "Risk Factors," in the Schering-Plough 2006 10-K could cause actual results to differ from the expectations provided in this section.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is effective for calendar-year companies on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB 108), "Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, "Financial Statements — Materiality," (SAB 99) should be applied to determine whether the misstatement is material. The implementation of SAB 108 did not have any impact on Schering-Plough's financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Schering-Plough is required to apply the provisions of this interpretation beginning on January 1, 2007. The provisions of FIN 48 will be applied to all existing uncertain income tax positions on the effective date. Upon the implementation of FIN 48, the cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings. Although Schering-Plough is still evaluating the potential impact of FIN 48, upon the adoption of FIN 48, it expects a decrease to opening retained earnings as of January 1, 2007 from $225 million to $300 million with a corresponding increase to other accrued liability accounts upon the adoption of this Interpretation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following accounting policies and estimates are considered significant because changes to certain judgments and assumptions inherent in these policies could affect Schering-Plough's financial statements:

- Revenue Recognition
- Rebates, Discounts and Returns
- Provision for Income Taxes
- Impairment of Intangible Assets and Property
- Accounting for Pensions and Post-retirement Benefit Plans
- Accounting for Legal and Regulatory Matters

Revenue Recognition Schering-Plough's pharmaceutical products are sold to direct purchasers, which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;
ii. rebate obligations under certain federal and state governmental programs; and
iii. sales returns in the normal course of business.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

Revenue recognition for new products is based on specific facts and circumstances including estimated acceptance rates from established products with similar marketing characteristics. Absent the ability to make reliable estimates of rebates, discounts and returns, Schering-Plough would defer revenue recognition.

Product discounts granted are based on the terms of arrangements with wholesalers, managed-care organizations and government purchasers, and certain other market conditions. Rebates are estimated based on sales and contract terms, historical experience, trend analysis and projected market conditions in the various markets served. Schering-Plough evaluates market conditions for products or groups of products primarily through the analysis of third-party demand and market research data as well as internally generated information. Data and information provided by purchasers and obtained from third parties are subject to inherent limitations as to their accuracy and validity.

Sales returns are estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition including expected generic introductions, or other marketing matters are specifically investigated and analyzed as part of the formulation of return reserves.

Schering-Plough's agreements with the major U.S. pharmaceutical wholesalers address a number of commercial issues, such as product returns, timing of payment, processing of chargebacks and the quantity of inventory held by these wholesalers.

With respect to the quantity of inventory held by these wholesalers, these agreements provide a financial disincentive for these wholesalers to acquire quantities of product in excess of what is necessary to meet current patient demand. Through the use of these agreements, Schering-Plough expects to avoid situations where Schering-Plough's shipments of product are not reflective of current demand.

Rebates, Discounts and Returns Schering-Plough's rebate accruals for Federal and State governmental programs, including Medicaid and Medicare Part D, at December 31, 2006 and 2005 were $115 million and $144 million, respectively. Commercial discounts, returns and other rebate accruals in the U.S. at December 31, 2006 and 2005 were $371 million and $378 million, respectively. These accruals are established in the period the related revenue was recognized resulting in a reduction to sales and the establishment of liabilities, which are included in total current liabilities, or in the case of returns and other receivable adjustments, an allowance provided against accounts receivable.

In the case of the governmental rebate programs, Schering-Plough's payments involve interpretations of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy Schering-Plough's obligations. Additional information on governmental inquiries focused in part on the calculation of rebates is contained in Note 19, "Legal, Environmental and Regulatory Matters" to the Consolidated Financial Statements. In addition, it is possible that, as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially exceed amounts accrued.

The following summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

(Dollars in millions)	Year Ended December 31, 2006	Year Ended December 31, 2005
Accrued Rebates/Returns/Discounts, Beginning of Period	$ 522	$ 537
Provision for Rebates	474	479
Adjustment to prior-year estimates(1)	(56)	—
Payments	(460)	(495)
	(42)	(16)
Provision for Returns	124	116
Adjustment to prior-year estimates	(8)	—
Returns	(121)	(167)
	(5)	(51)
Provision for Discounts	605	459
Adjustment to prior-year estimates	(6)	—
Discounts granted	(588)	(407)
	11	52
Accrued Rebates/Returns/Discounts, End of Period	$ 486	$ 522

(1) For the year ended December 31, 2006, the adjustment to prior-year estimates for rebates includes $24 million resulting from the reversal of the accrued rebate amounts recorded in 2005 and 2004 for the TRICARE Retail Pharmacy Program that in August 2006, the U.S. Federal Court of Appeals ruled pharmaceutical manufacturers are not obligated to pay.

In formulating and recording the above accruals, management utilizes assumptions and estimates that include historical experience, wholesaler data, the projection of market conditions, the estimated lag time between sale and payment of a rebate, utilization estimates, and forecasted product demand amounts as discussed under the critical accounting policy entitled "Revenue Recognition."

As part of its review of these accruals, management performs a sensitivity analysis that considers differing assumptions, which are most subject to judgment in its rebate accrual calculation. Based upon Schering-Plough's sensitivity analysis, reasonably possible changes to assumptions related to rebate accruals for Federal and State governmental programs could favorably or unfavorably impact net sales and income before taxes by approximately $20 million for 2006.

Provision for Income Taxes As of December 31, 2006, taxes have not been provided on approximately $4.2 billion of earnings of international subsidiaries as Schering-Plough considers these earnings indefinitely reinvested in its international subsidiaries.

Schering-Plough believes that its accrual for tax contingencies is adequate for all open years, based on past experience, interpretations of tax law, and judgments about potential actions by taxing authorities. Schering-Plough accrues liabilities for identified tax contingencies that result from tax positions taken that could be challenged by tax authorities. Schering-Plough's tax reserves reflect Schering-Plough's best estimate of the probable tax liability, however, it is reasonably possible that the ultimate resolution of any tax matters may be materially greater or less than the amount accrued. Schering-Plough will adopt FIN 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. See "Impact of Recently Issued Accounting Standards" as discussed above for additional information regarding the expected impacts on Schering-Plough's financial statements from the implementation of FIN 48.

Schering-Plough's potential tax exposures result from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property). Although Schering-Plough's cross border arrangements between affiliates are based upon internationally accepted standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country.

Schering-Plough records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Schering-Plough has considered ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event Schering-Plough were to determine that it would be able to realize all or an additional portion of its net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination is made. Likewise, should Schering-Plough subsequently determine that it would not be able to realize all or an additional portion of its remaining net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of Intangible Assets and Property Intangible assets representing the capitalized costs of purchased goodwill, patents, licenses and other forms of intellectual property totaled $492 million at December 31, 2006. Annual amortization expense in each of the next five years is estimated to be approximately $45 million per year based on the intangible assets recorded as of December 31, 2006. The value of these assets is subject to continuing scientific, medical and marketplace uncertainty. For example, if a marketed pharmaceutical product were to be withdrawn from the market for safety reasons or if marketing of a product could only occur with pronounced warnings, amounts capitalized for such a product may need to be reduced due to impairment. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Management regularly reviews intangible assets for possible impairment.

Certain of Schering-Plough's manufacturing sites operate below capacity. Overall costs of operating manufacturing sites have significantly increased due to the Consent Decree and other compliance activities. Schering-Plough's manufacturing cost base is relatively fixed. Actions on the part of management to significantly reduce Schering-Plough's manufacturing infrastructure involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. Management continues to review the carrying value of certain manufacturing assets for indications of impairment. Future events and decisions may lead to additional asset impairments and/or related costs.

Accounting for Pension and Post-retirement Benefit Plans Pension and other post-retirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions. Schering-Plough assesses its pension and other post-retirement benefit plan assumptions on a regular basis. In evaluating these assumptions, Schering-Plough considers many factors, including evaluation of the discount rate, expected rate of return on plan assets, healthcare cost trend rate, retirement age assumption, Schering-Plough's historical assumptions compared with actual results and analysis of current market conditions and asset allocations. See Note 7, "Retirement Plans and Other Post-Retirement Benefits," to the Consolidated Financial Statements for additional information.

Discount rates used for pension and other post-retirement benefit plan calculations are evaluated annually and modified to reflect the prevailing market rates at the measurement date of a high-quality fixed income debt instrument portfolio that would provide the future cash flows needed to pay the benefits included in the benefit obligations as they come due. In countries where debt instruments are thinly traded, estimates are based on available market rates.

Actuarial assumptions are based upon management's best estimates and judgment. With other assumptions held constant, an increase of 50 basis points in the discount rate would have an estimated favorable impact of $23 million on net pension and post-retirement benefit cost and an increase of 50 basis points in the expected rate of return assumption would have an estimated favorable impact of $8 million on net pension and post-retirement benefit cost. With other assumptions held constant, a decrease of 50 basis points in the discount rate would have an estimated unfavorable impact of $33 million on net pension and post-retirement benefit cost and a decreased of 50 basis points in the expected rate of return assumption would have an estimated unfavorable impact of $8 million on net pension and post-retirement benefit cost.

The expected rates of return for the pension and other post-retirement benefit plans represent the average rates of return to be earned on plan assets over the period during which the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, Schering-Plough determines expected returns for each of the major asset classes, principally equities, fixed income and real estate. The return expectations for these asset classes are based on assumptions for economic growth and inflation, which are supported by long-term historical data as well as Schering-Plough's actual experience of return on plan assets. The expected portfolio performance also reflects the contribution of active management as appropriate.

Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Expected returns are based primarily on a calculated market-related value of assets. Under this methodology, asset gains/losses resulting from actual returns that differ from Schering-Plough's expected returns for the majority of the assets are realized in the market-related value of assets ratably over a five-year period. Total unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees.

The targeted investment portfolio of Schering-Plough's U.S. pension plan is allocated 65 percent to equities; 28 percent to fixed income investments; and 7 percent to real estate. The targeted investment portfolio of Schering-Plough's U.S. other post-retirement benefit plans is allocated 70 percent to equities and 30 percent to fixed income investments. The portfolios' equity weightings are consistent with the long-term nature of the plans' benefit obligations. For non-U.S. pension plans, the targeted investment portfolio varies based on the duration of pension liabilities and local governmental rules and regulations.

Substantially all investments in equities and fixed income are valued based on quoted public market values. All investments in real estate are valued based on periodic appraisals.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106, and 132R. Effective December 31, 2006,

Schering-Plough accounts for its retirement and other post-retirement benefit plans in accordance with SFAS No. 158. Shareholders' equity at December 31, 2006, was reduced by approximately 7 percent upon the adoption of SFAS No. 158. See Note 7, "Retirement Plans and Other Post-Retirement Benefits," to the Consolidated Financial Statements for additional information.

SFAS No. 158 allows an extended adoption date for year-end measurement date requirement as allowed under this Statement. Currently, a majority of Schering-Plough's retirement and other post-retirement benefit plans' assets and liabilities are measured at December 31. For the remaining plans, which have measurement dates other then year-end, Schering-Plough anticipates adopting the year-end measurement date effective on December 31, 2007. Schering-Plough does not expect any material impact on its financial statements upon the adoption.

Accounting for Legal and Regulatory Matters Management judgments and estimates are required in the accounting for legal and regulatory matters on an ongoing basis including insurance coverages. Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's results of operations, cash flows or financial condition.

MARKET RISK DISCLOSURE

Schering-Plough is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The following describes the nature of these risks.

Foreign Currency Exchange Risk Schering-Plough has subsidiaries in more than 50 countries. In 2006, sales outside the U.S. accounted for approximately 60 percent of global sales. Virtually all these sales were denominated in currencies of the local country. As such, Schering-Plough's reported profits and cash flows are exposed to changing exchange rates.

To date, management has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a level of protection against adverse changes in exchange rates. The risk of adverse exchange rate change is also mitigated by the fact that Schering-Plough's international operations are widespread.

In addition, at any point in time, Schering-Plough's international subsidiaries hold financial assets and liabilities that are denominated in currencies other than U.S. dollars. These financial assets and liabilities consist primarily of short-term, third-party and intercompany receivables and payables. Changes in exchange rates affect the translated value of these financial assets and liabilities. Gains or losses that arise from translation do not affect net income.

On occasion, Schering-Plough has used derivatives to hedge specific foreign currency exposures. However, these derivative transactions have not been material.

Interest Rate and Equity Price Risk Financial assets exposed to changes in interest rates and/or equity prices are primarily cash equivalents, short-term investments and the debt and equity securities held in non-qualified trusts for employee benefits. These assets totaled more than $6 billion at December 31, 2006. For cash equivalents and short-term investments, a 10 percent decrease in interest rates would decrease interest income by approximately $25 million. For securities held in non-qualified trusts, due to the long-term nature of the liabilities that these trust assets will fund, Schering-Plough's exposure to market risk is deemed to be low.

Financial obligations exposed to variability in interest rates are primarily short-term borrowings. Schering-Plough currently maintains an investment portfolio of short-term investment instruments in excess of the amount of borrowings. Accordingly, Schering-Plough has mitigated its exposure for changes in interest rates relating to its financial obligations.

Schering-Plough has long-term debt outstanding, on which a 10 percent decrease in interest rates would increase the fair value of the debt by approximately $115 million. However, Schering-Plough does not currently expect to refund this debt.

DISCLOSURE NOTICE

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report and other written reports and oral statements made from time to time by Schering-Plough may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and are based on current expectations or forecasts of future events. You can identify these forward-looking statements by their use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "project," "intend," "plan," "potential," "will," and other similar words and terms. In particular, forward-looking statements include statements relating to future actions, ability to access the capital markets, prospective products or product approvals, timing and conditions of regulatory approvals, patent and other intellectual property protection, future performance or results of current and anticipated products, sales efforts, research and development programs, estimates of rebates, discounts and returns, expenses and programs to reduce expenses, the cost of and savings from reductions in work force, the outcome of contingencies such as litigation and investigations, growth strategy and financial results.

Any or all forward-looking statements here or in other publications may turn out to be wrong. There are no guarantees about Schering-Plough's financial and operational performance or the performance of Schering-Plough's stock. Schering-Plough does not assume the obligation to update any forward-looking statement. Many factors could cause actual results to differ materially from Schering-Plough's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. Although it is not possible to predict or identify all such factors, we refer you to Item 1A, "Risk Factors" in the Schering-Plough 2006 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the Market Risk Disclosures as set forth in, "Management's Discussion and Analysis."

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Operations

(Amounts in millions, except per share figures)	For the Years Ended December 31, 2006	2005	2004
Net sales	$10,594	$9,508	$8,272
Cost of sales	3,697	3,346	3,070
Selling, general and administrative	4,718	4,374	3,811
Research and development	2,188	1,865	1,607
Other (income)/expense, net	(135)	5	146
Special charges	102	294	153
Equity income from cholesterol joint venture	(1,459)	(873)	(347)
Income/(loss) before income taxes	1,483	497	(168)
Income tax expense	362	228	779
Net income before cumulative effect of a change in accounting principle	1,121	269	(947)
Cumulative effect of a change in accounting principle, net of tax	(22)	—	—
Net income/(loss)	1,143	269	(947)
Preferred stock dividends	86	86	34
Net income/(loss) available to common shareholders	$ 1,057	$ 183	$ (981)
Diluted earnings/(loss) per common share:			
Earnings available to common shareholders before cumulative effect of a change in accounting principle	$ 0.69	$ 0.12	$ (0.67)
Cumulative effect of a change in accounting principle, net of tax	0.02	—	—
Diluted earnings/(loss) per common share	$ 0.71	$ 0.12	$ (0.67)
Basic earnings/(loss) per common share:			
Earnings available to common shareholders before cumulative effect of a change in accounting principle	$ 0.69	$ 0.12	$ (0.67)
Cumulative effect of a change in accounting principle	0.02	—	—
Basic earnings/(loss) per common share	$ 0.71	$ 0.12	$ (0.67)
Dividends per common share	$ 0.22	$ 0.22	$ 0.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Shareholders' Equity

(Amounts in millions)	Mandatory Convertible Preferred Shares	Common Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Compre-hensive Loss	Total Share-holders' Equity
Balance January 1, 2004	—	$1,015	$1,272	$10,918	$(5,442)	$(426)	$7,337
Comprehensive income/(loss):							
Net loss				(947)			(947)
Foreign currency translation						107	107
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						14	14
Unrealized gain on investments available for sale, net of tax						5	5
Total comprehensive (loss)							(821)
Issuance of preferred stock	1,438		(44)				1,394
Cash dividends on common shares				(324)			(324)
Dividends on preferred shares				(34)			(34)
Stock incentive plans and other	—	—	6	—	(2)	—	4
Balance December 31, 2004	$1,438	$1,015	$1,234	$ 9,613	$(5,444)	$(300)	$7,556
Comprehensive income/(loss):							
Net income				269			269
Foreign currency translation						(160)	(160)
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						(56)	(56)
Total comprehensive income							53
Cash dividends on common shares				(324)			(324)
Dividends on preferred shares				(86)			(86)
Stock incentive plans and other	—	—	182	—	6	—	188
Balance December 31, 2005	$1,438	$1,015	$1,416	$ 9,472	$(5,438)	$(516)	$7,387
Comprehensive income:							
Net income				1,143			1,143
Foreign currency translation						94	94
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						67	67
Unrealized gain on investments available for sale, net of tax						4	4
Total comprehensive income							1,308
Cash dividends paid on common shares				(326)			(326)
Dividends on preferred shares				(86)			(86)
Accrued dividends on common shares				(81)			(81)
Adjustment of pension and other-post-retirement liabilities upon the adoption of SFAS No. 158, net of tax of $25						(521)	(521)
Stock incentive plans and other	—	2	245	(3)	(17)	—	227
Balance December 31, 2006	$1,438	$1,017	$1,661	$10,119	$(5,455)	$(872)	$7,908

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Operations

(Amounts in millions, except per share figures)	For the Years Ended December 31, 2006	2005	2004
Net sales	$10,594	$9,508	$8,272
Cost of sales	3,697	3,346	3,070
Selling, general and administrative	4,718	4,374	3,811
Research and development	2,188	1,865	1,607
Other (income)/expense, net	(135)	5	146
Special charges	102	294	153
Equity income from cholesterol joint venture	(1,459)	(873)	(347)
Income/(loss) before income taxes	1,483	497	(168)
Income tax expense	362	228	779
Net income before cumulative effect of a change in accounting principle	1,121	269	(947)
Cumulative effect of a change in accounting principle, net of tax	(22)	—	—
Net income/(loss)	1,143	269	(947)
Preferred stock dividends	86	86	34
Net income/(loss) available to common shareholders	$ 1,057	$ 183	$ (981)
Diluted earnings/(loss) per common share:			
Earnings available to common shareholders before cumulative effect of a change in accounting principle	$ 0.69	$ 0.12	$ (0.67)
Cumulative effect of a change in accounting principle, net of tax	0.02	—	—
Diluted earnings/(loss) per common share	$ 0.71	$ 0.12	$ (0.67)
Basic earnings/(loss) per common share:			
Earnings available to common shareholders before cumulative effect of a change in accounting principle	$ 0.69	$ 0.12	$ (0.67)
Cumulative effect of a change in accounting principle	0.02	—	—
Basic earnings/(loss) per common share	$ 0.71	$ 0.12	$ (0.67)
Dividends per common share	$ 0.22	$ 0.22	$ 0.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(Amounts in millions)	For the Years Ended December 31, 2006	2005	2004
Operating Activities:			
Net income/(loss)	$ 1,143	$ 269	$ (947)
Cumulative effect of a change in accounting principle, net of tax	22	—	—
Net income before cumulative effect of a change in accounting principle, net of tax	$ 1,121	$ 269	$ (947)
Adjustments to reconcile net income/(loss) to net cash provided by/(used for) operating activities:			
Payments to U.S. taxing authorities	—	(239)	(473)
Tax refunds from U.S. loss carryback	—	57	404
Special charges	65	265	(265)
Depreciation and amortization	568	486	453
Accrued share-based compensation	168	—	—
Changes in assets and liabilities:			
Accounts receivable	(241)	(209)	(7)
Inventories	(25)	(92)	92
Prepaid expenses and other assets	16	168	174
Accounts payable and other liabilities	395	241	174
Income taxes payable	94	(64)	241
Net cash provided by (used for) operating activities	2,161	882	(154)
Investing Activities:			
Capital expenditures	(458)	(478)	(489)
Dispositions of property and equipment	9	43	7
Proceeds from transfer of license	—	—	118
Purchases of investments	(6,648)	(2,608)	(2,852)
Maturity of investments	4,199	2,641	2,588
Other, net	(10)	(52)	7
Net cash used for investing activities	(2,908)	(454)	(621)
Financing Activities:			
Cash dividends paid to common shareholders	(326)	(324)	(324)
Cash dividends paid to preferred shareholders	(86)	(86)	(30)
Proceeds from preferred stock issuance, net	—	—	1,394
Short-term borrowings	—	900	546
Payments of short-term borrowings	(1,035)	(1,183)	—
Reductions of long-term debt	—	—	(18)
Stock options exercised and other, net	86	60	(34)
Net cash (used for) provided by financing activities	(1,361)	(633)	1,534
Effect of exchange rates on cash and cash equivalents	7	(12)	7
Net (decrease) increase in cash and cash equivalents	(2,101)	(217)	766
Cash and cash equivalents, beginning of year	4,767	4,984	4,218
Cash and cash equivalents, end of year	$ 2,666	$ 4,767	$ 4,984
Supplemental Disclosure:			
Cash paid for interest, net of amounts capitalized	$ 170	$ 159	$ 166
Cash paid (refunded) for income taxes (see Note 6)	234	592	(144)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Consolidated Balance Sheets

(Amounts in millions, except per share figures)	At December 31, 2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,666	$ 4,767
Short-term investments	3,267	818
Accounts receivable, less allowances: 2006, $237; 2005, $211	1,804	1,479
Inventories	1,676	1,605
Deferred income taxes	266	294
Prepaid expenses and other current assets	744	769
Total current assets	10,423	9,732
Property, at cost:		
Land	67	67
Buildings and improvements	3,387	3,238
Equipment	3,240	3,131
Construction in progress	627	761
Total	7,321	7,197
Less accumulated depreciation	2,956	2,710
Property, net	4,365	4,487
Goodwill	206	204
Other intangible assets, net	286	365
Other assets	791	681
Total assets	$16,071	$15,469
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,254	$ 1,078
Short-term borrowings and current portion of long-term debt	242	1,278
U.S., foreign and state income taxes	323	213
Accrued compensation	794	632
Other accrued liabilities	1,549	1,458
Total current liabilities	4,162	4,659
Long-term Liabilities:		
Long-term debt	2,414	2,399
Deferred income taxes	122	117
Other long-term liabilities	1,465	907
Total long-term liabilities	4,001	3,423
Commitments and contingent liabilities (Note 19)		
Shareholders' Equity:		
Mandatory convertible preferred shares — $1 par value; issued: 29; $50 per share face value	1,438	1,438
Common shares — authorized shares: 2,400, $.50 par value; issued: 2,034	1,017	1,015
Paid-in capital	1,661	1,416
Retained earnings	10,119	9,472
Accumulated other comprehensive loss	(872)	(516)
Total	13,363	12,825
Less treasury shares: 2006, 547; 2005, 550; at cost	5,455	5,438
Total shareholders' equity	7,908	7,387
Total liabilities and shareholders' equity	$16,071	$15,469

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Shareholders' Equity

(Amounts in millions)	Mandatory Convertible Preferred Shares	Common Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Compre-hensive Loss	Total Share-holders' Equity
Balance January 1, 2004	—	$1,015	$1,272	$10,918	$(5,442)	$(426)	$7,337
Comprehensive income/(loss):							
Net loss				(947)			(947)
Foreign currency translation						107	107
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						14	14
Unrealized gain on investments available for sale, net of tax						5	5
Total comprehensive (loss)							(821)
Issuance of preferred stock	1,438		(44)				1,394
Cash dividends on common shares				(324)			(324)
Dividends on preferred shares				(34)			(34)
Stock incentive plans and other	—	—	6	—	(2)	—	4
Balance December 31, 2004	$1,438	$1,015	$1,234	$ 9,613	$(5,444)	$(300)	$7,556
Comprehensive income/(loss):							
Net income				269			269
Foreign currency translation						(160)	(160)
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						(56)	(56)
Total comprehensive income							53
Cash dividends on common shares				(324)			(324)
Dividends on preferred shares				(86)			(86)
Stock incentive plans and other	—	—	182	—	6	—	188
Balance December 31, 2005	$1,438	$1,015	$1,416	$ 9,472	$(5,438)	$(516)	$7,387
Comprehensive income:							
Net income				1,143			1,143
Foreign currency translation						94	94
Minimum pension liability, net of tax, in accordance with SFAS No. 87/88						67	67
Unrealized gain on investments available for sale, net of tax						4	4
Total comprehensive income							1,308
Cash dividends paid on common shares				(326)			(326)
Dividends on preferred shares				(86)			(86)
Accrued dividends on common shares				(81)			(81)
Adjustment of pension and other-post-retirement liabilities upon the adoption of SFAS No. 158, net of tax of $25						(521)	(521)
Stock incentive plans and other	—	2	245	(3)	(17)	—	227
Balance December 31, 2006	$1,438	$1,017	$1,661	$10,119	$(5,455)	$(872)	$7,908

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OVERVIEW Schering-Plough discovers, develops, manufactures and markets medical therapies and treatments to enhance human health. Schering-Plough also markets leading consumer brands in the over-the-counter (OTC), foot care and sun care markets and operates a global animal health business.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include Schering-Plough Corporation and its subsidiaries (Schering-Plough). Intercompany balances and transactions are eliminated.

USE OF ESTIMATES The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual amounts may differ.

EQUITY METHOD OF ACCOUNTING Schering-Plough accounts for its share of activity from the Merck/Schering-Plough cholesterol joint venture (the Partnership or the joint venture) with Merck & Co., Inc. (Merck) using the equity method of accounting as Schering-Plough has significant influence over the joint venture's operating and financial policies. Accordingly, Schering-Plough's net sales do not include sales from the joint venture, and Schering-Plough's share of earnings in the joint venture is included in consolidated net income/(loss). Equity income from the cholesterol joint venture is included in profit from the Prescription Pharmaceutical segment.

Revenue from the sales of VYTORIN and ZETIA are recognized by the joint venture when title and risk of loss has passed to the customer. Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck. See Note 3, "Equity Income From Cholesterol Joint Venture," for information regarding this joint venture.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include operating cash and highly liquid investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS Short-term investments are carried at their fair value and are classified as available-for-sale. These investments consist of time deposits, certificates of deposit and commercial paper with maturities of less than a year.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method for a substantial portion of inventories located in the U.S. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

DEPRECIATION OF PROPERTY AND EQUIPMENT Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method.

Useful lives of property are generally as follows:

Asset Category	Years
Buildings	40
Building Improvements	25
Equipment	3 - 15

Schering-Plough reviews the carrying value of property and equipment for indications of impairment in accordance with Statement of Financial Accounting Standard (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets."

Depreciation expense, including accelerated depreciation related to the manufacturing streamlining of $93 million, was $443 million, $362 million, and $340 million in 2006, 2005, and 2004, respectively.

FOREIGN CURRENCY TRANSLATION The net assets of most of Schering-Plough's international subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation account, which is included in other comprehensive income loss. For the remaining international subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation account. Transactional exchange gains and losses are included in income.

REVENUE RECOGNITION Schering-Plough's pharmaceutical products are sold to direct purchasers which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;

ii. rebate obligations under certain federal and state governmental programs; and

iii. sales returns in the normal course of business.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

EARNINGS PER COMMON SHARE Diluted earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the sum of the weighted average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options and any dilutive effect of shares issuable upon conversion of Schering-Plough's Mandatory Convertible Preferred Stock.

Basic earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding.

GOODWILL AND OTHER INTANGIBLE ASSETS SFAS 142, "Goodwill and Other Intangible Assets," requires that intangible assets acquired either individually or with a group of other assets be initially recognized and measured based on fair value. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized.

Schering-Plough evaluates goodwill for impairment using a fair-value-based test. If goodwill is determined to be impaired, it is written down to its estimated fair value. Schering-Plough's goodwill is primarily related to the Animal Health business.

OTHER ASSETS Included in other assets is capitalized software of $246 million and $219 million at December 31, 2006 and 2005, respectively. Amortization expense were $76 million, $71 million, and $67 million in 2006, 2005, and 2004, respectively.

INCOME TAXES Deferred income taxes are recognized for the future tax effects of temporary differences between the financial and income tax reporting basis of Schering-Plough's assets and liabilities based on enacted tax laws and rates.

ACCOUNTING FOR SHARE-BASED COMPENSATION Prior to January 1, 2006, Schering-Plough accounted for its stock-based compensation arrangements using the intrinsic value method. No share-based employee compensation cost was reflected in net income/(loss), other than for Schering-Plough's deferred stock units and performance plans, as stock options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, Schering-Plough accounts for all share-based compensation in accordance with FASB Statement of Financial Accounting Standard No. 123 (Revised 2004) "Share-Based Payment" (SFAS 123R). See Note 4, "Share-Based Compensation," for additional information.

IMPACT OF OTHER RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is effective for calendar year companies on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB 108), "Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which is effective for calendar year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, "Financial Statements — Materiality," (SAB 99) should be applied to determine whether the misstatement is material. The implementation of SAB 108 did not have any impact on Schering-Plough's financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Schering-Plough is required to apply the provisions of this interpretation beginning on January 1, 2007. The provisions of FIN 48 will be applied to all existing uncertain income tax positions on the effective date. Upon the implementation of FIN 48, the cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings. See Note 6, "Income Taxes," for additional information regarding the expected impacts of the adoption of FIN 48 on Schering-Plough's financial statements.

2. SPECIAL CHARGES AND MANUFACTURING STREAMLINING

2006 MANUFACTURING STREAMLINING

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey that have streamlined its global supply chain and further enhanced Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey. In total, these actions have resulted in the elimination of more than 1,000 positions.

SPECIAL CHARGES Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

COST OF SALES Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations that were completed in 2006:

(Dollars in millions)	Charges Included in Cost of Sales	Special Charges	Total Charges	Cash Payments	Non-Cash Charges	Accrued Liability
Accrued liability at January 1, 2006						$—
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	—
Accrued liability at December 31, 2006						$12

The accrued liability balance at December 31, 2006, is expected to be paid during the first quarter of 2007. Schering-Plough does not expect to incur any material additional charges related to the manufacturing streamlining actions announced in 2006.

2004-2005 SPECIAL CHARGES ACTIVITY

Special charges incurred in 2005 and 2004 are as follows:

(Dollars in millions)	2005	2004
Litigation charges	$250	$ —
Employee termination costs	28	119
Asset impairment and related charges	16	34
	$294	$153

LITIGATION CHARGES In 2005, litigation reserves were increased by $250 million resulting in a total reserve of approximately $500 million for the Massachusetts Investigation as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 19, "Legal, Environmental and Regulatory Matters." On August 29, 2006, Schering-Plough announced it had reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle the Massachusetts Investigation for an aggregate amount of $435 million plus interest. This settlement amount relates only to the Massachusetts Investigation. The AWP investigations and litigation are ongoing, and the remaining reserve is adequate to cover these matters. Subsequent to December 31, 2006, Schering-Plough made payments totaling $388 million related to the Massachusetts settlement including interest of $12 million. Schering-Plough expects to pay the remaining payments over the next several quarters. See Note 19, "Legal, Environmental and Regulatory Matters," for additional information.

EMPLOYEE TERMINATION COSTS In August 2003, Schering-Plough announced a global workforce reduction initiative. The first phase of this initiative was a Voluntary Early Retirement Program (VERP) in the U.S. Under this program, eligible employees in the U.S. had until December 15, 2003, to elect early retirement and receive an enhanced retirement benefit. Approximately 900 employees elected to retire under the program, all of which retired by December 31, 2005. The total cost of this program was approximately $191 million, comprised of increased pension costs of $108 million, increased post-retirement health care costs of $57 million, vacation payments of $4 million and costs related to accelerated vesting of stock grants of $22 million. Amounts recognized in 2005 and 2004 for this program were $7 million and $20 million, respectively.

Employee termination costs not associated with the VERP totaled $21 million and $99 million in 2005 and 2004, respectively.

The following summarizes the activity in the accounts related to employee termination costs:

(Dollars in millions)	Employee Termination Costs
Special charges liability balance at December 31, 2003	$ 29
Special charges incurred during 2004	$ 119
Credit to retirement benefit plan liability	(20)
Disbursements	(110)
Special charges liability balance at December 31, 2004	$ 18
Special charges incurred during 2005	$ 28
Credit to retirement benefit plan liability	(7)
Disbursements	(35)
Special charges liability balance at December 31, 2005	$ 4
Disbursements	(4)
Special charges liability balance at December 31, 2006	$ —

ASSET IMPAIRMENT AND OTHER CHARGES For the year ended December 31, 2005, Schering-Plough recognized asset impairment and other charges of $16 million related primarily to the consolidation of Schering-Plough's U.S. biotechnology organizations.

For the year ended December 31, 2004, Schering-Plough recognized asset impairment charges of $27 million based on discounted cash flows, and other charges of $7 million related primarily to the shutdown of a small European research and development facility.

3. EQUITY INCOME FROM CHOLESTEROL JOINT VENTURE

In May 2000, Schering-Plough and Merck & Co., Inc. (Merck) entered into two separate sets of agreements to jointly develop and market certain products in the U.S. including (1) two cholesterol-lowering drugs and (2) an allergy/asthma drug. In December 2001, the cholesterol agreements were expanded to include all countries of the world except Japan. In general, the companies agreed that the collaborative activities under these agreements would operate in a virtual joint venture to the maximum degree possible by relying on the respective infrastructures of the two companies. These agreements generally provide for equal sharing of development costs and for co-promotion of approved products by each company.

The cholesterol agreements provide for Schering-Plough and Merck to jointly develop ezetimibe (marketed as ZETIA in the U.S. and Asia and EZETROL in Europe):

i. as a once-daily monotherapy;

ii. in co-administration with any statin drug; and

iii. as a once-daily fixed-combination tablet of ezetimibe and simvastatin (Zocor), Merck's cholesterol-modifying medicine. This combination medication (ezetimibe/simvastatin) is marketed as VYTORIN in the U.S. and as INEGY in many international countries.

ZETIA/EZETROL (ezetimibe) and VYTORIN/INEGY (the combination of ezetimibe/simvastatin) are approved for use in the U.S. and have been launched in several international markets.

Schering-Plough utilizes the equity method of accounting in recording its share of activity from the Merck/Schering-Plough cholesterol joint venture. As such, Schering-Plough's net sales do not include the sales of the joint venture. The cholesterol joint venture agreements provide for the sharing of operating income generated by the joint venture based upon percentages that vary by product, sales level and country. In the U.S. market, Schering-Plough receives a greater share of profits on the first $300 million of annual ZETIA sales. Above $300 million of annual ZETIA sales, Merck and Schering-Plough (the Partners) generally share profits equally. Schering-Plough's allocation of the joint venture income is increased by milestones recognized. Further, either Partner's share of the joint venture's income from operations is subject to a reduction if the Partner fails to perform a specified minimum number of physician details in a particular country. The Partners agree annually to the minimum number of physician details by country.

The Partners bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each Partner for physician details that are set on an annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. In the U.S., Canada and Puerto Rico, this amount is equal to Partner's physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income from the cholesterol joint venture. These amounts do not represent a reimbursement of specific, incremental and identifiable costs for Schering-Plough's detailing of the cholesterol product in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

For the year ended December 31, 2005, Schering-Plough recognized milestones of $20 million. These milestones related to certain European approvals of VYTORIN (ezetimibe/simvastatin) in 2005. During 2004, Schering-Plough recognized a milestone of $7 million related to the approval of ezetimibe/simvastatin in Mexico during 2004.

Under certain other conditions, as specified in the joint venture agreements with Merck, Schering-Plough could earn additional milestones totaling $105 million.

Costs of the joint venture that the Partners contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by the Partners.

The following information provides a summary of the components of Schering-Plough's equity income from the cholesterol joint venture for the year ended December 31:

(Dollars in millions)	2006	2005	2004
Schering-Plough's share of net income (including milestones of $20 and $7 in 2005 and 2004, respectively)	$1,273	$689	$244
Contractual amounts for physician details	204	196	121
Elimination of intercompany profit and other, net	(18)	(12)	(18)
Total equity income from cholesterol joint venture	$1,459	$873	$347

Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck.

Due to the virtual nature of the cholesterol joint venture, Schering-Plough incurs substantial costs, such as selling, general and administrative costs, that are not reflected in equity income and are borne by the overall cost structure of Schering-Plough. These costs are reported on their respective line items in the Statements of Consolidated Operations and are not separately identifiable. The cholesterol agreements do not provide for any jointly owned facilities and, as such, products resulting from the joint venture are manufactured in facilities owned by either Schering-Plough or Merck.

The allergy/asthma agreements provide for the joint development and marketing by the Partners of a once-daily, fixed-combination tablet containing CLARITIN and *Singulair. Singulair* is Merck's once-daily leukotriene receptor antagonist for the treatment of asthma and seasonal allergic rhinitis. In January 2002, the Merck/Schering-Plough respiratory joint venture reported on results of Phase III clinical trials of a fixed-combination tablet containing CLARITIN and *Singulair.* This Phase III study did not demonstrate sufficient added benefits in the treatment of seasonal allergic rhinitis. Although the CLARITIN and *Singulair* combination tablet does not have approval in any country, Phase III clinical development is ongoing.

4. SHARE-BASED COMPENSATION

Prior to January 1, 2006, Schering-Plough accounted for its stock compensation arrangements using the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and the related Interpretations. Prior to 2006, there was no stock-based employee compensation cost reflected in net income for stock options, because the Schering-Plough plans under which the stock options were granted required that the exercise price equal the market value of the underlying common stock on the grant date.

Schering-Plough adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), effective January 1, 2006. SFAS 123R requires companies to recognize compensation expense in an amount equal to the fair value of all share-based payments granted to employees. Schering-Plough elected the modified prospective transition method, and therefore, adjustments to prior periods were not required as a result of adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted after the date of adoption and to any unrecognized expense of awards unvested at the date of adoption based on the grant date fair value. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123R—3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." Schering-Plough has elected to adopt the transition method provided in this FASB Staff Position for purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R.

In the second quarter of 2006, the 2006 Stock Incentive Plan (the 2006 Plan) was approved by Schering-Plough's shareholders. Under the terms of the 2006 Plan, 92 million of Schering-Plough's authorized common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of Schering-Plough through December 2011. As of December 31, 2006, 76 million options and deferred stock units remain available for future year grants under the 2006 Plan.

Schering-Plough intends to utilize unissued authorized shares to satisfy stock option exercises and for the issuance of deferred stock units.

For grants issued to retirement-eligible employees prior to the adoption of SFAS 123R, Schering-Plough recognized compensation costs over the stated vesting period of the stock option or deferred stock unit with acceleration of any unrecognized compensation costs upon the retirement of the employee. Upon adoption of SFAS 123R, Schering-Plough recognizes compensation costs on all share-based grants made on or after January 1, 2006 over the service period, which is the earlier of the employees' retirement eligibility date or the service period of the award.

IMPLEMENTATION OF SFAS 123R In the first quarter of 2006, Schering-Plough recognized a benefit to income of $22 million for the cumulative effect of a change in accounting principle related to two long-term compensation plans required to be accounted for as liability plans under SFAS 123R.

Tax benefits recognized related to stock-based compensation and related cash flow impacts were not material during 2006 as Schering-Plough is in a U.S. Net Operating Loss position.

STOCK OPTIONS Stock options are granted to employees at exercise prices equal to the fair market value of Schering-Plough's stock at the dates of grant. Stock options under the 2006 Plan generally vest over three years and have a term of seven years. Certain options granted under previous plans vest over longer periods ranging from three to nine years and have a term of 10 years. Compensation costs for all stock options are recognized over the requisite service period for each separately vesting portion of the stock option award. Expense is recognized, net of estimated forfeitures, over the vesting period of the options using an accelerated method. Expense recognized in 2006 was approximately $56 million.

The weighted-average assumptions used in the Black-Scholes option-pricing model in 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Dividend yield	1.1%	1.7%	1.7%
Volatility	25.7%	31.6%	32.9%
Risk-free interest rate	5.0%	4.1%	3.9%
Expected term of options (in years)	4.5	7.0	7.0

Dividend yields are based on historical dividend yields. Expected volatilities are based on historical volatilities of Schering-Plough's common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options. The expected term of options represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and Schering-Plough's historical exercise patterns.

Notes to Consolidated Financial Statements — (Continued)

The amount of cash received from the exercise of stock options in 2006, 2005 and 2004 was $87 million, $60 million and $27 million, respectively.

Stock-based compensation prior to January 1, 2006, was determined using the intrinsic value method. The following table provides supplemental information for 2005 and 2004 as if stock-based compensation had been computed under SFAS 123:

(Dollars in millions except per share figures)	2005	2004
Net income available to common shareholders, as reported	$ 183	$ (981)
Add back: Expense included in reported net income for deferred stock units	89	59
Deduct: Pro forma expense as if both stock options and deferred stock units were charged against net income available to common shareholders in accordance with SFAS 123	(177)	(160)
Pro forma net income available to common shareholders using the fair value method	$ 95	$(1,082)
Diluted earnings per common share:		
Diluted earnings per common share, as reported	$0.12	$ (0.67)
Pro forma diluted earnings per common share using the fair value method	0.06	(0.74)
Basic earnings per common share:		
Basic earnings per common share, as reported	$0.12	$ (0.67)
Pro forma basic earnings per common share using the fair value method	0.06	(0.74)

Summarized information about stock options outstanding and exercisable at December 31, 2006, is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Options	Weighted-Average Remaining Term in Years	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
	(In thousands)			(In thousands)	
Under $20	44,413	6.4	$18.22	26,489	$18.01
$20 to $30	9,845	8.2	20.84	3,438	21.00
$30 to $40	15,155	4.2	36.58	15,155	36.58
Over $40	14,676	3.3	46.36	14,556	46.35
	84,089			59,638	

The weighted-average fair value of stock options granted in 2006, 2005 and 2004 was $5.22, $7.04 and $6.15, respectively. The intrinsic value of stock options exercised was $21 million, $24 million and $14 million in 2006, 2005 and 2004, respectively. The total fair value of options vested in 2006, 2005 and 2004 was $73 million, $69 million and $77 million, respectively.

As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $45 million, which will be amortized over the weighted-average remaining requisite service period of 2.0 years.

The following table summarizes stock option activity as of December 31, 2006, and changes during the year then ended under the current and prior plans:

	Number of Options	Weighted-Average Exercise Price
	(In thousands)	
Outstanding at January 1	82,484	$27.00
Granted	9,708	19.25
Exercised	(5,172)	16.77
Canceled or expired	(2,931)	26.64
Outstanding at December 31	84,089	26.75
Exercisable at December 31	59,638	$29.82

The aggregate intrinsic value of stock options outstanding at December 31, 2006, was $267 million. The aggregate intrinsic value of stock options currently exercisable at December 31, 2006, was $158 million. Intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the quoted price of Schering-Plough's common stock as of the reporting date.

The following table summarizes nonvested stock option activity as of December 31, 2006, and changes during the year then ended under the current and prior plans:

	Number of Options	Weighted-Average Fair Value
	(In thousands)	
Nonvested at January 1	28,022	$6.41
Granted	9,708	5.22
Vested	(11,505)	6.33
Forfeited	(1,774)	6.03
Nonvested at December 31	24,451	$6.00

DEFERRED STOCK UNITS The fair value of deferred stock units is determined based on the number of shares granted and the quoted price of Schering-Plough's common stock at the date of grant. Deferred stock units generally vest at the end of three years provided the employee remains in the service of Schering-Plough. Expense is recognized on a straight-line basis over the vesting period. Deferred stock units are payable in an equivalent number of common shares. Expense recognized in 2006, 2005 and 2004 was $112 million, $89 million and $59 million, respectively.

Summarized information about deferred stock units outstanding at December 31, 2006, is as follows:

	Outstanding		
Deferred Stock Unit Price Range	Number of Deferred Stock Units	Weighted-Average Remaining Term in Years	Weighted-Average Fair Value
	(In thousands)		
Under $18	755	0.8	$17.39
$18 to $20	6,627	2.3	19.21
$20 to $22	6,414	1.4	20.72
Over $22	3	0.9	22.61
	13,799		

The weighted-average fair value of deferred stock units granted was $19.27, $20.65 and $18.11 for 2006, 2005 and 2004, respectively. The total fair value of deferred stock units vested during 2006, 2005 and 2004 was $68 million, $39 million and $51 million, respectively.

As of December 31, 2006, the total remaining unrecognized compensation cost related to deferred stock units amounted to $173 million, which will be amortized over the weighted-average remaining requisite service period of 1.9 years.

The following table summarizes deferred stock unit activity as of December 31, 2006, and changes during the year then ended under the current and prior plans:

	Number of Nonvested Deferred Stock Units	Weighted-Average Fair Value
	(In thousands)	
Nonvested at January 1, 2006	11,416	$20.12
Granted	6,678	19.27
Vested	(3,429)	19.72
Forfeited	(866)	20.04
Nonvested at December 31, 2006	13,799	$19.81

INCENTIVE PLANS Schering-Plough has two compensation plans that are classified as liability plans under SFAS 123R, as the ultimate cash payout of these plans will be based on Schering-Plough's stock performance as compared to the stock performance of a peer group. Upon adoption of SFAS 123R on January 1, 2006, Schering-Plough recognized a cumulative income effect of a change in accounting principle of $22 million in order to recognize the liability plans at fair value. Income or expense amounts related to these liability plans are based on the change in fair value at each reporting date. Fair value for the plans were estimated using a lattice valuation model using expected volatility assumptions and other assumptions appropriate for determining fair value. The amount recognized in 2006, exclusive of the impact of the cumulative effect of a change in accounting principle, in the Statements of Consolidated Operations related to these liability awards was an expense of $24 million.

As of December 31, 2006, the total remaining unrecognized compensation cost related to the incentive plans amounted to $28 million, which will be amortized over the weighted-average remaining requisite service period of 1.8 years. This amount will vary each reporting period based on changes in fair value.

5. OTHER (INCOME)/EXPENSE, NET

The components of other (income)/expense, net, are as follows:

(Dollars in millions)	2006	2005	2004
Interest cost incurred	$ 184	$ 177	$188
Less: amount capitalized on construction	(12)	(14)	(20)
Interest expense	172	163	168
Interest income	(297)	(176)	(80)
Foreign exchange losses	2	8	5
Other, net	(12)	10	53
Total other (income)/expense, net	$(135)	$ 5	$146

During 2006, Schering-Plough participated in healthcare refinancing programs adopted by a local government fiscal authorities in a major European market. At December 31, 2006, Schering-Plough has transferred $38 million of its trade accounts receivables owned by a foreign subsidiary to a third-party financial institution without recourse. The transfer of trade accounts receivable qualified as sales of accounts receivable under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." For the year ended December 31, 2006, the loss on the transfer of these trade accounts receivable was immaterial and included in interest expense. Cash flows from these transactions are included in the change in accounts receivable in operating activities.

6. INCOME TAXES

The components of consolidated income/(loss) before income taxes for the years ended December 31 are as follows:

(Dollars in millions)	2006	2005	2004
United States	$ (593)	$(1,436)	$(1,548)
Foreign	2,098	1,933	1,380
Total income/(loss) before income taxes and including cumulative effect of a change in accounting principle	$1,505	$ 497	$ (168)

Income from the cholesterol joint venture is included in the above table based on the jurisdiction in which the income is earned.

The components of income tax expense for the years ended December 31 are as follows:

(Dollars in millions)	Federal	State	Foreign	Total
2006				
Current	$ 42	$ 25	$251	$318
Deferred	(3)	—	47	44
Total	$ 39	$ 25	$298	$362
2005				
Current	$ (46)	$ 23	$227	$204
Deferred	—	(9)	33	24
Total	$ (46)	$ 14	$260	$228
2004				
Current	$365	$ 24	$182	$571
Deferred	240	(14)	(18)	208
Total	$605	$ 10	$164	$779

During 2005, Schering-Plough repatriated approximately $9.4 billion in accordance with its planned repatriation under the provisions of the AJCA, which was the maximum amount of foreign earnings that qualified for an effectively reduced tax rate of 5.25 percent. In the fourth quarter of 2004, Schering-Plough accrued a U.S. federal tax liability of approximately $417 million and a state income tax liability of approximately $6 million for the intended repatriation. Schering-Plough will continue to use the repatriated funds for qualified spending.

Schering-Plough's tax provision for the year ended December 31, 2005, includes a U.S. federal income tax benefit of approximately $42 million as a result of an IRS Notice issued in August 2005. The provisions of this Notice resulted in a reduction of the previously accrued tax liability attributable to the American Jobs Creation Act of 2004 (AJCA) repatriation and also reduced the 2005 U.S. Net Operating Loss (NOL) carried forward to subsequent years.

Prior to the AJCA, Schering-Plough's intent was to indefinitely reinvest all unremitted earnings of its international subsidiaries, and except for the amounts repatriated under the AJCA, Schering-Plough maintains its intent to indefinitely reinvest earnings of its international subsidiaries. Schering-Plough has not provided deferred taxes on approximately $4.2 billion of undistributed foreign earnings as of December 31, 2006. Determining the tax liability that would arise if these earnings were remitted is not practicable. That liability would depend on a number of factors, including the amount of the earnings distributed and whether the U.S. operations were generating taxable profits or losses.

During 2004, due to changes in tax planning strategies triggered by Schering-Plough's intent to repatriate earnings under the AJCA, management was no longer able to conclude that it was more likely than not that it would realize the benefit of its net U.S. deferred tax assets, including any benefit related to its U.S. operating losses. Therefore, in general, Schering-Plough established a valuation allowance on its net U.S. deferred tax asset at December 31, 2004, and continues to maintain a valuation allowance for its net U.S. deferred tax asset at December 31, 2006.

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of Schering-Plough's assets and liabilities. Schering-Plough's deferred tax assets result principally from the recording of certain items that currently are not deductible for tax purposes and net operating loss and other tax credit carryforwards. Schering-Plough's deferred tax liabilities principally result from the use of accelerated depreciation for tax purposes.

The components of Schering-Plough's deferred tax assets and liabilities at December 31 are as follows:

(Dollars in millions)	2006	2005
Deferred tax assets:		
Net operating loss (NOL) carryforwards	$ 374	$ 542
Other tax credit carryforwards	341	323
Post-retirement and other employee benefits	553	275
Inventory related	158	170
Sales return reserves	142	149
Litigation accruals	156	126
Other	239	223
Total deferred tax assets:	$ 1,963	$ 1,808
Deferred tax liabilities:		
Depreciation	$ (288)	$ (310)
Inventory valuation	(33)	(26)
Other	(61)	(89)
Total deferred tax liabilities:	$ (382)	$ (425)
Deferred tax valuation allowance	$(1,358)	$(1,143)
Net deferred tax assets	$ 223	$ 240

The change in the valuation allowance from 2005 to 2006 is due to the decrease in the deferred tax asset recorded for the U.S. NOL carryforward offset by an increase to the deferred tax assets recorded for expenses currently non-deductible for tax purposes. The decrease to the deferred asset recorded for the U.S. NOL carryforward is primarily attributable to a reduction for the estimated impact of IRS examination of Schering-Plough's open tax years, which had no impact on the statement of operations. This balance may be subsequently increased or decreased following resolution of these examinations.

The deferred tax assets for net operating losses and other tax credit carryforwards principally relate to U.S. NOLs, Research and Development (R&D) tax credits, U.S. foreign tax credits and Federal Alternative Minimum Tax (AMT) credit carryforwards. At December 31, 2006, Schering-Plough had approximately $1.54 billion of U.S. NOLs for income tax purposes that are available to offset future U.S. taxable income. U.S. NOLs are U.S. operating losses adjusted for the differences between financial and tax reporting. These U.S. NOLs will expire in varying amounts between 2024 and 2026, if unused. At December 31, 2006, Schering-Plough had approximately $105 million of R&D tax credits carryforwards that will expire between 2022 and 2026; $188 million of foreign tax credit carryforwards that will expire between 2011 and 2016; and $44 million of AMT tax credit carryforwards that have an indefinite life. The U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the IRS. Schering-Plough has reduced the deferred tax assets and related valuation allowance recorded for its U.S. NOLs and tax credit carryforwards to reflect the estimated resolution of these examinations.

Notes to Consolidated Financial Statements — (Continued)

The difference between income taxes based on the U.S. statutory tax rate and Schering-Plough's income tax expense for the years ending December 31 was due to the following:

(Dollars in millions)	2006	2005	2004
Income tax expense/(benefit) at U.S. statutory rate	$ 527	$ 174	$ (59)
Increase/(decrease) in taxes resulting from:			
Lower rates in other jurisdictions, net	(436)	(417)	(319)
Federal (benefit) tax on repatriated foreign earnings under the Act, net of credits	—	(42)	417
U.S. operating losses for which no tax benefit was recorded	215	437	384
Permanent differences	(7)	66	98
Provision for valuation allowance of net U.S. deferred tax assets	—	—	240
Provision for other tax matters	42	—	—
State income tax	25	14	10
All other, net	(4)	(4)	8
Income tax at effective tax rate	$ 362	$ 228	$ 779

The lower tax rates in other jurisdictions in 2006, 2005, and 2004, net, are primarily attributable to Schering-Plough's manufacturing subsidiaries in Puerto Rico, Singapore and Ireland, which operate under various incentive tax grants that begin to expire in 2011. Overall income tax expense primarily relates to foreign taxes and does not include any benefit related to U.S. operating losses.

Net consolidated income tax payments/(refunds), exclusive of payments related to the tax examinations and litigation discussed below, during 2006, 2005, and 2004 were $234 million, $592 million, and $(144) million, respectively.

In January 2006, the Internal Revenue Service (IRS) completed its examination of Schering-Plough's 1993-1996 federal income tax returns. Schering-Plough had made cash payment in the third quarter of 2005 in the form of a tax deposit of approximately $239 million in anticipation of the settlement of the 1993-1996 tax examination and to prevent additional IRS interest charges. This payment fully satisfied the liability associated with the tax examination and was consistent with the previously recorded reserves. The IRS is now in the process of completing its examination of Schering-Plough's 1997-2002 federal income tax returns. Schering-Plough anticipates that the examination will be completed before the end of 2007. The finalization of this examination may result in adjustments to Schering-Plough's accrual for tax contingencies and U.S. NOLs as reported on Schering-Plough's income tax returns. Schering-Plough's 2003-2005 U.S. federal income tax returns remain subject to examination.

Schering-Plough believes that its accrual for tax contingencies is adequate for all open years, based on experience, interpretations of tax law, and judgments about potential actions by taxing authorities. Schering-Plough accrues liabilities for identified tax contingencies that result from tax positions taken that could be challenged by tax authorities. Schering-Plough's tax reserves reflect the probable outcome of identified tax contingencies; however, it is reasonably possible that the ultimate resolution of any tax matters may be materially greater or less than the amount accrued. Schering-Plough will adopt FIN 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. See *Impact of Recently Issued Accounting Standards* in Note 1, "Summary of Significant Accounting Policies." Although Schering-Plough is still evaluating the potential impact of FIN 48, it expects a decrease to opening retained earnings as of January 1, 2007, from $225 million to $300 million with a corresponding increase to the appropriate tax liability accounts upon the adoption of this Interpretation.

Schering-Plough's potential tax exposures result from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property). Although Schering-Plough's cross border arrangements between affiliates are based upon internationally accepted standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country.

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation is currently in the discovery phase. Schering-Plough's tax reserves were adequate to cover the above-mentioned payments.

7. RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

PLAN DESCRIPTIONS Schering-Plough has defined benefit pension plans covering eligible employees in the U.S. and certain foreign countries. For the U.S. plan, benefits for normal retirement are primarily based upon the participant's average final earnings, years of service and Social Security income, and are modified for early retirement. Death and disability benefits are also available under the plan. Benefits become fully vested after five years of service. The plan provides for the continued accrual of credited service for employees who opt to postpone retirement and remain employed with Schering-Plough after reaching the normal retirement age. Non-U.S. pension plans offer benefits that are competitive with local market conditions.

In addition, Schering-Plough provides post-retirement medical and life insurance benefits primarily to its eligible U.S. retirees and their dependents through its post-retirement benefit plans.

Effective December 31, 2006, Schering-Plough accounts for its retirement plans and other post-retirement benefit plans (the plans) in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of SFAS No. 87, 88, 106, and 132R. SFAS No. 158 requires the recognition of an asset for the over-funded plans and a liability for the under-funded plans in Schering-Plough's consolidated balance sheets. This Statement also requires the recognition of changes in the funded status of the plans in the year in which the changes occur. As provided by SFAS No. 158, the requirement to measure all plans' assets and liabilities as of fiscal year-end has been extended to be effective for the years ending after December 15, 2008. Currently, a majority of Schering-Plough's retirement and other post-retirement benefit plans' assets and liabilities are measured at December 31.

Notes to Consolidated Financial Statements — (Continued)

The incremental effects resulting from the implementation of SFAS No. 158 on the individual line items of Schering-Plough's Consolidated Balance Sheets at December 31, 2006, are as follows:

(Dollars in millions)	Balance Sheets Amounts Prior to SFAS No. 87/88/158 Adjustments	SFAS No. 87/88 Adjustments	SFAS No. 158 Adjustments	Balance Sheets Amounts After SFAS No. 87/88/158 Adjustments
ASSETS				
Other intangible assets	$ 347	$ (2)	$ (59)	$ 286
Other long-term assets (including deferred tax asset)	780	15	(4)	791
LIABILITIES				
Accrued compensation	779	—	15	794
Other long-term liabilities	1,076	(54)	443	1,465
EQUITY				
Accumulated other comprehensive loss, net of tax effects	$ (418)	$ 67	$(521)	$ (872)

At December 31, 2006, included in Schering-Plough's accumulated other comprehensive loss was $841 million ($692 million, net of tax effects) of costs that were not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of these costs at December 31, 2006, were as follows:

(Dollars in millions)	Retirement Plans	Other Post-retirement Benefits
Actuarial loss	$604	$216
Prior service cost/(credit)	64	(43)
Total	$668	$173

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and the actual returns from plan assets, changes in discount rates and plans' experience. Total loss amounts, net in excess of certain thresholds, are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic costs during 2007 are as follows:

(Dollars in millions)	Retirement Plans	Other Post-retirement Benefits
Actuarial loss recognition	$10	$10
Prior service cost/(credit) recognition	1	(5)

ACTUARIAL ASSUMPTIONS The consolidated weighted average assumptions used to determine benefit obligations at December 31 were:

	Retirement Plans		Other Post-retirement Benefits	
	2006	2005	2006	2005
Discount rate	5.5%	5.3%	6.0%	5.7%
Rate of increase in future compensation	3.8%	3.8%	N/A	N/A

The assumptions above were used to develop the benefit obligations at year-end.

The consolidated weighted average assumptions used to determine net benefit costs for the years ended December 31 were:

	Retirement Plans			Other Post-retirement Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.3%	5.6%	5.7%	5.7%	6.0%	6.0%
Long-term expected rate of return on plan assets	7.7%	7.5%	7.6%	7.5%	7.5%	7.5%
Rate of increase in future compensation	3.8%	3.9%	3.9%	N/A	N/A	N/A

The assumptions used to determine net periodic benefit costs for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations are established at each year-end. The net periodic benefit costs and the actuarial present value of the benefit obligations are based on actuarial assumptions that are determined annually based on an evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits.

The long-term expected rates of return on plan assets are derived from return assumptions determined for each of the major asset classes: equities, fixed income and real estate, on a proportional basis. The return expectations for each of these asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data.

The weighted average assumed healthcare cost trend rate used for post-retirement measurement purposes is 10 percent for 2007, trending down to 4.8 percent by 2015. A one percent increase in the assumed healthcare cost trend rate would increase combined post-retirement service and interest cost by $9 million and the post-retirement benefit obligation by $83 million. A one percent decrease in the assumed health care cost trend rate would decrease combined post-retirement service and interest cost by $7 million and the post-retirement benefit obligation by $67 million.

Average retirement age is assumed based on the annual rates of retirement experienced by Schering-Plough.

COMPONENTS OF NET PERIODIC BENEFIT COSTS The net pension and other post-retirement benefit costs totaled $204 million, $165 million, and $155 million in 2006, 2005, and 2004, respectively.

Notes to Consolidated Financial Statements — (Continued)

The components of net pension and other post-retirement benefits expense were as follows:

(Dollars in millions)	Retirement Plans			Other Post-retirement Benefits		
	2006	2005	2004	2006	2005	2004
Service cost	$ 119	$ 102	$ 91	$ 18	$ 15	$ 13
Interest cost	113	106	102	26	24	22
Expected return on plan assets	(113)	(112)	(115)	(13)	(15)	(16)
Amortization, net	44	31	27	6	2	2
Termination benefits	—	7	18	—	1	2
Settlement	4	4	9	—	—	—
Net pension and other post-retirement benefit costs	$ 167	$ 138	$ 132	$ 37	$ 27	$ 23

In accordance with FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act), Schering-Plough began accounting for the effect of the federal subsidy under the Medicare Act in the third quarter of 2004. As a result, Schering-Plough's net other post-retirement benefits expense was reduced by $7 million during 2004. This reduction in the other post-retirement benefits expense during 2004 consists of reductions in service cost, interest cost and net amortization of $2 million, $3 million and $2 million, respectively.

BENEFIT OBLIGATIONS The components of the changes in the benefit obligations were as follows:

(Dollars in millions)	Retirement Plans		Other Post-retirement Benefits	
	2006	2005	2006	2005
Benefit obligations at beginning of year	$2,155	$1,995	$451	$409
Service cost	119	102	18	15
Interest cost	113	106	26	24
Medicare drug subsidy received	—	—	2	—
Participant contributions	6	4	3	1
Effects of exchange rate changes	53	(59)	—	—
Benefits paid	(110)	(91)	(25)	(23)
Acquisitions/plan transfers	14	5	1	6
Actuarial losses/(gains) (including assumption change)	33	91	33	38
Plan amendments	4	—	—	(19)
Termination benefits	—	2	—	—
Curtailment	(6)	—	—	—
Settlement	(12)	—	—	—
Benefit obligations at end of year	$2,369	$2,155	$509	$451
Benefit obligations of over-funded plans	$ 99	$ 84	$ —	$ —
Benefit obligations of under-funded plans	2,270	2,071	509	451

FUNDED STATUS AND BALANCE SHEETS PRESENTATION The components of the changes in plan assets were as follows:

	Retirement Plans		Other Post-retirement Benefits	
(Dollars in millions)	2006	2005	2006	2005
Fair value of plan assets, primarily stocks and bonds, at beginning of year	$1,441	$1,429	$185	$197
Actual gain (loss) on plan assets	186	122	24	9
Employer contributions	115	23	2	1
Participant contributions	6	4	3	1
Acquisitions/plan transfers	10	1	—	—
Effects of exchange rate changes	37	(47)	—	—
Settlements	(12)	—	—	—
Benefits paid	(110)	(91)	(25)	(23)
Fair value of plan assets at end of year	$1,673	$1,441	$189	$185
Plan assets of over-funded plans	$ 120	$ 96	$ —	$ —
Plan assets of under-funded plans	1,553	1,345	189	185

In addition to the plan assets indicated above, at December 31, 2006 and 2005, securities investments of $71 million and $70 million, respectively, were held in a non-qualified trust designated to provide pension benefits for certain under-funded plans.

In accordance with SFAS No. 158, at December 31, 2006, the net asset of the over-funded plans was $21 million, all of which related to Schering-Plough's retirement plans, and is included in other long-term assets. The net liability from the under-funded plans at December 31, 2006, totaled $1,037 million as follows:

(Dollars in millions)	Retirement Plan	Other Post-retirement Benefits
Accrued compensation (current)	$ 15	$ —
Other long-term liabilities	702	320
Total	$717	$320

Prior to December 31, 2006, Schering-Plough accounted for its retirement plans and other post-retirement benefit plans in accordance with SFAS No. 87, 88, 106 and 132R. The following table is a reconciliation of the funded status of the plans to the net asset/(liability) at December 31, 2005:

(Dollars in millions)	Retirement Plan	Other Post-retirement Benefits
Benefit obligations in excess of plan assets	$(714)	$(266)
Post measurement date contributions	4	—
Unrecognized prior service costs	69	(48)
Unrecognized net actuarial loss	669	203
Net asset/(liability) at end of year	$ 28	$(111)

At December 31, 2005, the components of the net asset/(liability) were recorded in the consolidated balance sheets as follows:

(Dollars in millions)	Retirement Plans	Other Post-retirement Benefits
Prepaid benefit cost	$ 51	$ —
Accrued benefit cost	(439)	(111)
Intangible assets	61	—
Accumulated other comprehensive loss	355	—
Net asset/(liability) at end of year	$ 28	$(111)

At December 31, 2005, Schering-Plough's additional minimum pension liability was $416 million primarily related to domestic retirement plans. This resulted in an adjustment to accumulated other comprehensive loss, net of tax, of $56 million in 2005.

At December 31, 2006 and 2005, the accumulated benefit obligations (ABO) for the retirement plans were $2,042 million and $1,844 million, respectively. The aggregated accumulated benefit obligations and fair values of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $1,780 million and $1,357 million, respectively, at December 31, 2006, and $1,671 million and $1,232 million, respectively, at December 31, 2005.

PLAN ASSETS AT FAIR VALUE The asset allocation for the consolidated retirement plans at December 31, 2006 and 2005, and the target allocation for 2007 are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
Asset Category	2007	2006	2005
Equity securities	59%	62%	62%
Debt securities	36	31	32
Real estate	5	7	6
Total	100%	100%	100%

The asset allocation for the post-retirement benefit trusts at December 31, 2006 and 2005, and the target allocation for 2007 are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
Asset Category	2007	2006	2005
Equity securities	70%	76%	72%
Debt securities	30	24	28
Total	100%	100%	100%

Schering-Plough's investments related to these plans are broadly diversified, consisting primarily of equities and fixed income securities, with an objective of generating long-term investment returns that are consistent with an acceptable level of overall portfolio market value risk. The assets are periodically rebalanced back to the target allocations.

ESTIMATED FUTURE BENEFIT PAYMENTS The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Dollars in millions)	Retirement Plans	Other Post-Retirement Benefits(1)
2007	$ 98	$ 25
2008	92	27
2009	95	28
2010	98	30
2011	121	32
Years 2012-2016	652	184

Schering-Plough's practice is to fund qualified pension plans at least at sufficient amounts to meet the minimum requirements set forth in applicable laws. Schering-Plough expects to contribute approximately $180 million to its retirement plans during 2007, including approximately $125 million to its U.S. Retirement Plan.

DEFINED CONTRIBUTION PLANS Schering-Plough makes contributions to defined contribution savings plans equal to three percent of eligible employee earnings, plus a matching of up to two percent of eligible employee earnings based on employee contributions to this plan. The total Schering-Plough contributions to this plan in 2006 and 2005 were $70 million and $58 million, respectively.

8. EARNINGS PER COMMON SHARE

The following table reconciles the components of the basic and diluted earnings/(loss) per share computations:

(Dollars and shares in millions)	2006	2005	2004
EPS Numerator:			
Net income/(loss) before cumulative effect of a change in accounting principle and preferred stock dividends	$1,121	$ 269	$ (947)
Add: Cumulative effect of a change in accounting principle, net of tax	22	—	—
Less: Preferred stock dividends	86	86	34
Net income/(loss) available to common shareholders	$1,057	$ 183	$ (981)
EPS Denominator:			
Average shares outstanding for basic EPS	1,482	1,476	1,472
Dilutive effect of options and deferred stock units	9	8	—
Average shares outstanding for diluted EPS	1,491	1,484	1,472

The equivalent common shares issuable under Schering-Plough's stock incentive plans that were excluded from the computation of diluted EPS because their effect would have been antidilutive were 48 million, 39 million, and 89 million, respectively, for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, for the years ended December 31, 2006, 2005 and 2004, 65 million, 69 million, and 27 million common shares, respectively, obtainable upon conversion of the Mandatory Convertible Preferred Stock were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive income/(loss) at December 31, 2006 and 2005 were as follows:

(Dollars in millions)	2006	2005
Foreign currency translation adjustment	$(197)	$(291)
Minimum pension liability, net of tax effects, in accordance with SFAS No. 87/88 provisions	—	(238)
Pension and other post-retirement liabilities, net of tax effects, in accordance with SFAS No. 158 provisions(1)	(692)	—
Unrealized gain on investments available for sale, net of tax	17	13
Total	$(872)	$(516)

(1) See Note 7, "Retirement Plans and Other Postretirement Benefits," for additional information regarding the impacts on Schering-Plough's financial statements upon the adoption of SFAS No. 158.

Effective December 31, 2006, Schering-Plough accounts for its retirement and other post-retirement benefit plans in accordance with SFAS No. 158. The implementation of SFAS No. 158 resulted in an increase of $521 million, net of tax effects, to accumulated other comprehensive loss that reduced shareholders' equity.

Gross unrealized pre-tax gains on investments in 2006 and 2005 were $4 million and $0 million, respectively; unrealized losses were immaterial.

10. INVENTORIES

Inventories consisted of the following at December 31:

(Dollars in millions)	2006	2005
Finished products	$ 728	$ 665
Goods in process	771	614
Raw materials and supplies	248	326
Total inventories and inventory classified in other non-current assets	$1,747	$1,605

Included in 2006 non-current assets is $71 million of inventory not expected to be sold within one year.

Inventories valued on a last-in, first-out (LIFO) basis comprised approximately 20 percent and 19 percent of total inventories at December 31, 2006 and 2005, respectively. The estimated replacement cost of total inventories at December 31, 2006 and 2005 was $1,795 million and $1,652 million, respectively. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

11. OTHER INTANGIBLE ASSETS

The components of other intangible assets, net, are as follows at December 31:

(Dollars in millions)	2006 Gross Carrying Amount	2006 Accumulated Amortization	2006 Net	2005 Gross Carrying Amount	2005 Accumulated Amortization	2005 Net
Patents and licenses	$599	$368	$231	$579	$329	$250
Trademarks and other	114	59	55	166	51	115
Total other intangible assets	$713	$427	$286	$745	$380	$365

Included in other are pension assets of $61 million at December 31, 2005. Effective on December 31, 2006, these pension assets were eliminated as a result of Schering-Plough's adoption of SFAS 158 (see Note 7, "Retirement Plans and Other Postretirement Benefit Plans," for additional information).

Patents, licenses and trademarks are amortized on the straight-line method over their respective useful lives. The residual value of intangible assets is estimated to be zero.

During the fourth quarter of 2006, Schering-Plough received the rights to trademarks and tradenames from an entity in which it had a minority interest. These trademarks and tradenames had a fair value of approximately $18 million. These trademarks and tradenames were included in Schering-Plough's other intangible assets at December 31, 2006, and are being amortized on straight-line method and over 10 years.

Included in intangible assets is approximately $120 million related to the license and co-promotion agreements with Bayer. These amounts are being amortized over the effective useful lives of the agreements ranging from seven to 14 years.

See Note 12, "Product Licenses and Acquisitions," for additional information on the above transactions.

Amortization expense related to other intangible assets in 2006, 2005, and 2004 was $47 million, $49 million, and $42 million, respectively, and is included primarily in selling, general and administrative expenses in the statement of consolidated operations. All intangible assets are reviewed to determine their recoverability by comparing their carrying values to their expected undiscounted future cash flows when events or circumstances warrant such a review. Annual amortization expenses related to these intangible assets for the years 2007 to 2012 is expected to be approximately $45 million.

12. PRODUCT LICENSES & ACQUISITIONS

In August 2005, Schering-Plough announced that it exercised its right to develop and commercialize with Centocor, Inc. (Centocor), golimumab, a new anti-TNF-alpha monoclonal antibody being developed as a therapy for the treatment of rheumatoid arthritis and other immune-mediated inflammatory diseases. Pursuant to the exercise, Schering-Plough received exclusive worldwide marketing rights to golimumab, excluding the U.S., Japan, China (including Hong Kong), Taiwan, and Indonesia. In exchange for its rights under this agreement, Schering-Plough made an upfront payment in the amount of $124 million to Centocor before a tax benefit of $6 million. This payment was included in Research and Development expenses for the year ended December 31, 2005. Schering-Plough is sharing development costs with Centocor. Schering-Plough and Centocor have been collaborating in resolving the difference in the parties' opinions as to the expiration date of Schering-Plough's rights to golimumab. In August 2006, Schering-Plough received a determination through arbitration that its rights to market golimumab will extend to 15 years after the first commercial sales in its territories, but Centocor has appealed the ruling.

Effective September 1, 2005, Schering-Plough restructured its INTEGRILIN co-promotion agreement with Millennium. Under the terms of the restructured agreement, Schering-Plough acquired exclusive U.S. development and commercialization rights to INTEGRILIN in exchange for an upfront payment of $36 million and royalties on INTEGRILIN sales. Schering-Plough has agreed to pay minimum royalties of $85 million per year to Millennium for 2006 and 2007. Schering-Plough also purchased existing INTEGRILIN inventory from Millennium. The $36 million upfront payment has been capitalized and included in other intangible assets.

During 2004, Schering-Plough entered into a collaboration and license agreement with Toyama Chemical Co. Ltd (Toyama). Under the terms of the agreement, Schering-Plough has acquired the exclusive worldwide rights, excluding Japan, Korea and China, to develop, use and sell garenoxacin for all human and veterinary uses (excluding topical ophthalmic applications). Garenoxacin is Toyama's quinolone antibacterial agent currently under regulatory review in the U.S. In connection with the execution of the agreement, Schering-Plough incurred a charge in the second quarter of 2004 for an up front fee of $80 million to Toyama. This amount has been expensed and reported in Research and Development for the year ended December 31, 2004.

During 2004, Schering-Plough entered into a strategic agreement with Bayer intended to enhance Schering-Plough's pharmaceutical resources. Under the terms of this agreement, Schering-Plough has exclusive rights in the U.S. and Puerto Rico to market, sell and distribute the AVELOX and CIPRO antibiotics for all uses (excluding certain topical formulations for administration to the eye or ear). Schering-Plough pays Bayer royalties generally in excess of 50 percent of these products based on sales.

Under the agreement, Schering-Plough also undertook Bayer's U.S. commercialization activities for the erectile dysfunction medicine LEVITRA under Bayer's co-promotion agreement with GlaxoSmithKline PLC. In the Japanese market, Bayer will co-market Schering-Plough's cholesterol-absorption inhibitor ZETIA when it is approved. Schering-Plough has received and recorded deferred revenue of $120 million related to the sale of ZETIA co-promotion rights to Bayer. This deferred revenue will begin to be recognized upon regulatory approval in Japan. ZETIA is currently under regulatory review in Japan. Under certain circumstances, if ZETIA does not receive regulatory/marketing approval in Japan by a certain date, this amount will be required to be repaid to Bayer.

The agreement with Bayer potentially restricts Schering-Plough from marketing products in the U.S. that would compete with any of the products under the agreement. As a result, Schering-Plough expects that it will sublicense rights to garenoxacin, the quinolone antibacterial agent that Schering-Plough licensed from Toyama in 2004.

13. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND OTHER COMMITMENTS

SHORT AND LONG-TERM BORROWINGS Schering-Plough's outstanding borrowings at December 31, 2006 and 2005 are as follows:

(Dollars in millions)	2006	2005
Short-term		
Commercial paper	$ 149	$ 298
Other short-term borrowings and current portion of long-term debts	91	979
Current portion of capital leases	2	1
Total short-term borrowings	$ 242	$1,278
Long-term		
10-year senior unsecured notes	$1,247	$1,247
30-year senior unsecured notes	1,142	1,142
Capital leases	25	10
Total long-term borrowings	$2,414	$2,399

Schering-Plough's short-term borrowings consist of primarily bank loans and commercial paper issued in the U.S. The weighted average interest rate on short-term borrowings was 6.4 percent and 4.7 percent at December 31, 2006 and 2005, respectively.

SENIOR UNSECURED NOTES On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. The net proceeds from this offering were $2.37 billion. Interest on the notes is payable semi-annually and subject to rate adjustment as follows: if the rating assigned to a particular series of notes by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Services (S&P) changes to a rating set forth below, the interest rate payable on that series of notes will be the initial interest rate (5.3 percent for the notes due 2013 and 6.5 percent for the notes due 2033) plus the additional interest rate set forth below by Moody's and S&P:

Additional Interest Rate	Moody's Rating	S&P Rating
0.25%	Baa1	BBB+
0.50%	Baa2	BBB
0.75%	Baa3	BBB–
1.00%	Ba1 or below	BB+ or below

In no event will the interest rate for any of the notes increase by more than 2 percent above the initial coupon rates of 5.3 percent and 6.5 percent, respectively. If either Moody's or S&P subsequently upgrades its ratings, the interest rates will be correspondingly reduced, but not below 5.3 percent or 6.5 percent, respectively. Furthermore, the interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, following a downgrade by either Moody's or S&P below A3 or A–, respectively, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P.

Upon issuance, the notes were rated A3 by Moody's and A+ by S&P. On July 14, 2004, Moody's lowered its rating of the notes to Baa1 and, accordingly, the interest payable on each note increased by 25 basis points, effective December 1, 2004, resulted in a 5.55 percent the interest rate payable on the notes due 2013, and a 6.75 percent the interest rate payable on the notes due 2033 increased. At December 31, 2006, the notes were rated Baa1 by Moody's and A− by S&P.

These senior unsecured notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2013 notes or 35 basis points for the 2033 notes.

CREDIT FACILITIES Schering-Plough has a $1.5 billion credit facility that matures in May 2009 and requires Schering-Plough to maintain a total debt to capital ratio of no more than 60 percent. This credit line is available for general corporate purposes and is considered as support to Schering-Plough's commercial paper borrowings. Borrowings under the credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances; however, a nominal commitment fee is paid. As of December 31, 2005, $325 million was drawn under this facility by a wholly-owned international subsidiary for the purposes of funding repatriations under the AJCA. During 2006, this borrowing amount was fully repaid. As of December 31, 2006, no borrowings were outstanding under this facility.

In addition to the above credit facility, Schering-Plough entered into a $575 million credit facility during the fourth quarter of 2005 for the purposes of funding repatriations under the AJCA. As of December 31, 2005, the entire amount was drawn by a wholly-owned international subsidiary to fund the repatriations. This facility was paid in full and terminated in 2006.

In addition, Schering-Plough's international subsidiaries had approximately $219 million available in unused lines of credit from various financial institutions at December 31, 2006.

OTHER COMMITMENTS Total rent expense amounted to $118 million, $110 million and $100 million in 2006, 2005 and 2004, respectively. Future annual minimum rental commitments in the next five years on non-cancelable operating leases as of December 31, 2006, are as follows: 2007, $85 million; 2008, $65 million; 2009, $41 million; 2010, $24 million; and 2011, $14 million, with aggregate minimum lease obligations of $35 million due thereafter.

At December 31, 2006, Schering-Plough has commitments totaling $179 million and $2 million related to capital expenditures to be made in 2007 and in 2008, respectively.

14. FINANCIAL INSTRUMENTS

SFAS 133, "Derivative Instruments and Financial Hedging Activities," as amended, requires all derivatives to be recorded on the balance sheets at fair value. In addition, this Statement also requires: (1) the effective portion of qualifying cash flow hedges be recognized in income when the hedged item affects income; (2) changes in the fair value of derivatives that qualify as fair value hedges, along with the change in the fair value of the hedged risk, be recognized as they occur; and (3) changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of qualifying hedges, be recognized in income as they occur.

RISKS, POLICY AND OBJECTIVES Schering-Plough is exposed to market risk, primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rate and equity price changes. Currently, Schering-Plough has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments, but on a limited basis, Schering-Plough will hedge selective foreign currency risks with derivatives. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a natural level of protection against adverse changes in exchange rates. Furthermore, the risk of adverse exchange rate change is somewhat mitigated by the fact that Schering-Plough's international operations are widespread.

Schering-Plough mitigates credit risk on derivative instruments by dealing only with counterparties considered to be of high credit quality. Accordingly, Schering-Plough does not anticipate loss for non-performance. Schering-Plough does not enter into derivative instruments to generate trading profits.

The table below presents the carrying values and estimated fair values for certain of Schering-Plough's financial instruments at December 31. Estimated fair values were determined based on market prices, where available, or dealer quotes. The carrying values of all other financial instruments, including cash and cash equivalents, approximated their estimated fair values at December 31, 2006 and 2005.

	2006		2005	
(Dollars in millions)	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
ASSETS:				
Short-term investments	$3,267	$3,267	$ 818	$ 818
Long-term investments	145	145	144	147
LIABILITIES:				
Short-term borrowings and current portion of long-term debt	$ 242	$ 242	$1,278	$1,278
Long-term debt	2,414	2,497	2,399	2,583

LONG-TERM INVESTMENTS Long-term investments, which are included in other non-current assets, primarily consist of debt and equity securities held in non-qualified trusts to fund long-term employee benefit obligations, which are included as liabilities in the Consolidated Balance Sheets. These assets can only be used to fund the related liabilities.

15. SHAREHOLDERS' EQUITY

Schering-Plough has authorized 50,000,000 shares of preferred stock that consists of: 12,000,000 preferred shares designated as Series A Junior Participating Preferred Stock; 28,750,000 preferred shares designated as 6 percent Mandatory Convertible Preferred Stock; and 9,250,000 preferred shares whose designations have not yet been determined.

6 PERCENT MANDATORY CONVERTIBLE PREFERRED STOCK AND SHELF REGISTRATION On August 10, 2004, Schering-Plough issued 28,750,000 shares of 6 percent Mandatory Convertible Preferred Stock (the Preferred Stock) with a face value of $1.44 billion. Net proceeds to Schering-Plough were $1.4 billion after deducting commissions, discounts and other underwriting expenses. Each share of the Preferred Stock will automatically convert into between 2.2451 and 2.7840 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over a period immediately preceding the mandatory conversion date of September 14, 2007, as defined in the prospectus. The preferred shareholders may elect to convert at any time prior to September 14, 2007, at the minimum conversion ratio of 2.2451 common shares per share of the Preferred Stock. Additionally, if at any time prior to the mandatory conversion date the closing price of Schering-Plough's common shares exceeds $33.41 (for at least 20 trading days within a period of 30 consecutive trading days), Schering-Plough may elect to cause the conversion of all, but not less than all, of the Preferred Stock then outstanding at the same minimum conversion ratio of 2.2451 common shares for each preferred share.

The Preferred Stock accrues dividends at an annual rate of 6 percent on shares outstanding. The dividends are cumulative from the date of issuance and, to the extent Schering-Plough is legally permitted to pay dividends and the Board of Directors declares a dividend payable, Schering-Plough will pay dividends on each dividend payment date. The dividend payment dates are March 15, June 15, September 15 and December 15, with the first dividend having been paid on December 15, 2004.

As of December 31, 2006, Schering-Plough has the ability to issue $563 million (principal amount) of securities under a currently effective Securities and Exchange Commission (SEC) shelf registration.

TREASURY STOCK A summary of treasury share transactions for the years ended December 31 is as follows:

(Shares in millions)	2006	2005	2004
Share balance at January 1	550	555	559
Stock incentive plans activities	(3)	(5)	(4)
Share balance at December 31	547	550	555

Included in the treasury share balance is 70.2 million shares that were acquired by a subsidiary of Schering-Plough through an open-market purchase program in 1994-1995. These shares are not considered treasury shares under New Jersey law; however, like treasury shares, they may not be voted and are not considered outstanding shares for determining the necessary votes to approve a matter submitted to a stockholder vote. The subsidiary does not receive dividends on these shares.

PREFERRED SHARE PURCHASE RIGHTS Schering-Plough has Preferred Share Purchase Rights outstanding that are attached to and presently only trade with Schering-Plough's common shares and are not exercisable. The rights will become exercisable only if a person or group acquires 20 percent or more of Schering-Plough's common stock or announces a tender offer that, if completed, would result in ownership by a person or group of 20 percent or more of Schering-Plough's common stock. Should a person or group acquire 20 percent or more of Schering-Plough's outstanding common stock through a merger or other business combination transaction, each right will entitle its holder (other than such acquirer) to purchase common shares of Schering-Plough having a market value of twice the exercise price of the right. The exercise price of the rights is $100.

Following the acquisition by a person or group of beneficial ownership of 20 percent or more but less than 50 percent of Schering-Plough's common stock, the Board of Directors may call for the exchange of the rights (other than rights owned by such acquirer), in whole or in part, at an exchange ratio of one common share or one two-hundredth of a share of Series A Junior Participating Preferred Stock per right. Also, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of Schering-Plough's common stock, the rights are redeemable for $.005 per right at the option of the Board of Directors. The rights will expire on July 10, 2007, unless earlier redeemed or exchanged. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than the greater of (i) the sum of .001 percent and the largest percentage of the outstanding shares of common stock then known to Schering-Plough to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that, following the acquisition by a person or group of beneficial ownership of 20 percent or more of Schering-Plough's common stock, no such reduction may adversely affect the interests of the holders of the rights.

16. INSURANCE COVERAGE

Schering-Plough maintains insurance coverage with such deductibles and self-insurance as management believes adequate for its needs under current circumstances. Such coverage reflects market conditions (including cost and availability) existing at the time it is written, and the relationship of insurance coverage to self-insurance varies accordingly. As a result of recent external events, the availability of insurance has become more restrictive. Schering-Plough considers the impact of these changes as it continually assesses the best way to provide for its insurance needs in the future. Schering-Plough self-insures a substantial proportion of risk as it relates to products' liability.

17. SEGMENT INFORMATION

Schering-Plough has three reportable segments: Prescription Pharmaceuticals, Consumer Health Care and Animal Health. The segment sales and profit data that follow are consistent with Schering-Plough's current management reporting structure. The Prescription Pharmaceuticals segment discovers, develops, manufactures and markets human pharmaceutical products. The Consumer Health Care segment develops, manufactures and markets over-the-counter, foot care and sun care products, primarily in the U.S. The Animal Health segment discovers, develops, manufactures and markets animal health products.

NET SALES BY MAJOR PRODUCT AND BY SEGMENT:

(Dollars in millions)	2006	2005	2004
Prescription Pharmaceuticals	**$ 8,561**	**$ 7,564**	**$ 6,417**
REMICADE	1,240	942	746
NASONEX	944	737	594
PEGINTRON	837	751	563
CLARINEX/AERIUS	722	646	692
TEMODAR	703	588	459
CLARITIN RX	356	371	321
INTEGRILIN	329	315	325
REBETOL	311	331	287
AVELOX	304	228	44
INTRON A	237	287	318
CAELYX	206	181	150
SUBUTEX	203	197	185
ELOCON	141	144	168
CIPRO	111	146	43
Other Pharmaceutical	1,917	1,700	1,522
Consumer Health Care	**1,123**	**1,093**	**1,085**
OTC	558	556	578
Foot Care	343	333	331
Sun Care	222	204	176
Animal Health	**910**	**851**	**770**
Consolidated Net Sales	**$10,594**	**$ 9,508**	**$ 8,272**

NET SALES BY GEOGRAPHIC AREA:

(Dollars in millions)	2006	2005	2004
United States	$ 4,192	$3,589	$3,219
Europe and Canada	4,403	4,040	3,595
Pacific Area and Asia	1,009	995	676
Latin America	990	884	782
Total International	6,402	5,919	5,053
Consolidated net sales	$10,594	$9,508	$8,272

Schering-Plough has subsidiaries in more than 50 countries outside the U.S. Net sales are presented in the geographic area in which Schering-Plough's customers are located. The following foreign countries accounted for 5 percent or more of consolidated net sales during the past three years:

	2006		2005		2004	
(Dollars in millions)	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
Total International net sales	$6,402	60%	$5,919	62%	$5,053	61%
France	809	8%	771	8%	729	9%
Japan	669	6%	687	7%	385	5%
Canada	478	5%	418	4%	365	4%
Italy	441	4%	457	5%	443	5%

NET SALES BY CUSTOMER:

Sales to a single customer that accounted for 10 percent or more of Schering-Plough's consolidated net sales during the past three years are as follows:

	2006		2005		2004	
(Dollars in millions)	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
McKesson Corporation	$1,159	11%	$1,073	11%	$868	10%
Cardinal Health	$1,019	10%	$ 841	9%	$447	5%

PROFIT BY SEGMENT:

	Year Ended December 31,		
(Dollars in millions)	2006	2005	2004
Prescription Pharmaceuticals	$1,394	$ 733	$ 13
Consumer Health Care	228	235	234
Animal Health	120	120	88
Corporate and other (including net interest income of $125 million and $13 million in 2006 and 2005, respectively, and $88 million of net interest expense in 2004)	(259)	(591)	(503)
Consolidated profit/(loss) before tax and cumulative effect on a change in accounting principle	$1,483	$ 497	$(168)

Schering-Plough's net sales do not include sales of VYTORIN and ZETIA which are managed in partnership with Merck, as Schering-Plough accounts for this joint venture under the equity method of accounting (see Note 3, "Equity Income from Cholesterol Joint Venture," for additional information). Profit from the Prescription Pharmaceuticals segment includes equity income from cholesterol joint venture.

"Corporate and other" includes interest income and expense, foreign exchange gains and losses, headquarters expenses, special charges and other miscellaneous items. The accounting policies used for segment reporting are the same as those described in Note 1, "Summary of Significant Accounting Policies."

Notes to Consolidated Financial Statements — (Continued)

In 2006, "Corporate and other" includes special charges of $102 million primarily related to changes to Schering-Plough's manufacturing operations in the U.S. and Puerto Rico announced in June 2006, all of which related to the Prescription Pharmaceuticals segment. Included in 2006 cost of sales were charges of approximately $146 million from the manufacturing streamlining actions that were primarily related to the Prescription Pharmaceuticals segment.

In 2005, "Corporate and other" includes special charges of $294 million, including $28 million of employee termination costs, $16 million of asset impairment and other charges, and an increase in litigation reserves by $250 million resulting in a total reserve of $500 million representing Schering-Plough's current estimate to resolve the Massachusetts Investigation as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 19, "Legal, Environmental and Regulatory Matters." It is estimated that the charges relate to the reportable segments as follows: Prescription Pharmaceuticals — $289 million; Consumer Health Care — $2 million; Animal Health — $1 million; and Corporate and other — $2 million.

In 2004, "Corporate and other" includes special charges of $153 million, including $119 million of employee termination costs, as well as $27 million of asset impairment charges and $7 million of closure costs primarily related to the exit from a small European research and development facility. It is estimated the charges relate to the reportable segments as follows: Prescription Pharmaceuticals — $135 million; Consumer Health Care — $3 million; Animal Health — $2 million; and Corporate and other — $13 million.

SUPPLEMENTAL SALES INFORMATION:

Sales of products comprising 10 percent or more of Schering-Plough's U.S. or international sales for the year ended December 31, 2006, were as follows:

(Dollars in millions)	Amount	Percentage
U.S.		
NASONEX	$ 611	15%
International		
REMICADE	$1,240	19%
PEGINTRON	636	10%

LONG-LIVED ASSETS BY GEOGRAPHIC LOCATION

(Dollars in millions)	2006	2005	2004
United States	$2,547	$2,538	$2,447
Singapore	824	840	884
Ireland	488	486	449
Puerto Rico	152	307	298
Other	653	602	768
Total	$4,664	$4,773	$4,846

Long-lived assets shown by geographic location are primarily property.

Schering-Plough does not disaggregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

18. CONSENT DECREE

In May 2002, Schering-Plough agreed with the FDA to the entry of a Consent Decree to resolve issues related to compliance with current Good Manufacturing Practices (cGMP) at certain of Schering-Plough's facilities in New Jersey and Puerto Rico (the "Consent Decree" or the "Decree").

In summary, the Decree required Schering-Plough to make payments totaling $500 million in two equal installments of $250 million, which were paid in 2002 and 2003. In addition, the Decree required Schering-Plough to complete revalidation programs for manufacturing processes used to produce bulk active pharmaceutical ingredients and finished drug products at the covered facilities, as well as to implement a comprehensive cGMP Work Plan for each such facility. The Decree required the foregoing to be completed in accordance with strict schedules and provided for possible imposition of additional payments in the event Schering-Plough did not adhere to the approved schedules. Final completion of the work was made subject to certification by independent experts, whose certifications were in turn made subject to FDA acceptance.

As of September 30, 2005, Schering-Plough had completed the revalidation and third party certification of the bulk active pharmaceutical ingredients. As of December 31, 2005, Schering-Plough had completed the revalidation and third-party certification of the finished drug products. Schering-Plough also completed all 212 Significant Steps of the cGMP Work Plan by December 31, 2005. All of these requirements were completed in accordance with the schedules required by the Decree.

Schering-Plough has obtained third-party certification of its completion of the Work Plan as required under the Decree. It is possible that the FDA may disagree with the expert's certification. In such an event, it is possible that the FDA may assess additional payments as permitted under the Decree and as described in more detail below.

In general, the cGMP Work Plan contained 212 Significant Steps whose timely and satisfactory completion are subject to payments of $15 thousand per business day for each deadline missed. These payments may not exceed $25 million for 2002, and $50 million for each of the years 2003, 2004 and 2005. These payments are subject to an overall cap of $175 million. Schering-Plough would expense any such additional payments assessed under the Decree if and when incurred.

Under the terms of the Decree, provided that the FDA has not notified Schering-Plough of a significant violation of FDA law, regulations, or the Decree in any five-year period since the Decree's entry in May of 2002, Schering-Plough may petition the court to have the Decree dissolved and the FDA will not oppose Schering-Plough's petition. There is no assurance about any particular date when the Consent Decree will be lifted.

19. LEGAL, ENVIRONMENTAL AND REGULATORY MATTERS

BACKGROUND

Schering-Plough is involved in various claims, investigations and legal proceedings.

Schering-Plough records a liability for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. Schering-Plough adjusts its liabilities for contingencies to reflect the current best estimate of probable loss or minimum liability, as the case may be. Where no best estimate is determinable Schering-Plough records the minimum amount within the most probable range of its liability. Expected insurance recoveries have not been considered in determining the amounts of recorded liabilities for environmental related matters.

If Schering-Plough believes that a loss contingency is reasonably possible, rather than probable, or the amount of loss cannot be estimated, no liability is recorded. However, where a liability is reasonably possible, disclosure of the loss contingency is made.

Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis, including related insurance coverages. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's results of operations, cash flows or financial condition. In addition, resolution of investigations could involve injunctive or administrative remedies that would adversely impact the business such as exclusion from government reimbursement programs, which in turn would have a material adverse impact on the business, future financial condition, cash flows and results of operations.

Except for the matters discussed in the remainder of this Note, the recorded liabilities for contingencies at December 31, 2006, and the related expenses incurred during the year ended December 31, 2006, were not material. In the opinion of management, based on the advice of legal counsel, the ultimate outcome of these matters, except matters discussed in the remainder of this Note, will not have a material impact on Schering-Plough's results of operations, cash flows or financial condition.

PATENT MATTERS

As described in "Patents, Trademarks, and Other Intellectual Property Rights" under Part I, Business, intellectual property protection is critical to Schering-Plough's ability to successfully commercialize its product innovations. The potential for litigation regarding Schering-Plough's intellectual property rights always exists and may be initiated by third parties attempting to abridge Schering-Plough's rights, as well as by Schering-Plough in protecting its rights. Patent matters described below have a potential material effect on Schering-Plough.

DR. SCHOLL'S FREEZE AWAY On July 26, 2004, OraSure Technologies filed an action in the U.S. District Court for the Eastern District of Pennsylvania alleging patent infringement by Schering-Plough HealthCare Products by its sale of DR. SCHOLL'S FREEZE AWAY wart removal product. The complaint seeks a permanent injunction and unspecified damages, including treble damages.

MASSACHUSETTS INVESTIGATION

On August 29, 2006, Schering-Plough announced it had reached an agreement with the U.S. Attorney's Office for the District of Massachusetts to settle an investigation involving Schering-Plough's sales, marketing and clinical trial practices and programs along with those of Warrick Pharmaceuticals (Warrick), Schering-Plough's generic subsidiary (the "Massachusetts Investigation"). The investigation was focused on the following alleged practices: providing remuneration to managed care organizations, physicians and others to induce the purchase of Schering pharmaceutical products; off-label marketing of drugs; and submitting false pharmaceutical pricing information to the government for purposes of calculating rebates required to be paid to the Medicaid program.

The agreement provided for an aggregate settlement amount of $435 million — a criminal fine of $180 million and $255 million to resolve civil aspects of the investigation. On January 17, 2007, Schering Sales Corporation, a subsidiary of Schering-Plough, pled guilty to one count of conspiracy to make false statements to the government. In connection with the settlement, Schering-Plough signed an addendum to an existing corporate integrity agreement with the Office of Inspector General of the U.S. Department of Health and Human Services. The addendum will not affect Schering-Plough's ongoing business with any customers, including the federal government.

In 2005, Schering-Plough had recorded a liability of $500 million related to the Massachusetts Investigation, as well as the investigations and the state litigation described below under "AWP Litigation and Investigations." The settlement amount of $435 million relates only to the Massachusetts Investigation. The AWP litigation and investigations are ongoing.

AWP LITIGATION AND INVESTIGATIONS
Schering-Plough continues to respond to existing and new litigation by certain states and private payors and investigations by the Department of Health and Human Services, the Department of Justice and several states into industry and Schering-Plough practices regarding average wholesale price (AWP). Schering-Plough is cooperating with these investigations.

These litigations and investigations relate to whether the AWP used by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by providers and, as a consequence, results in unlawful inflation of certain reimbursements for drugs by state programs and private payors that are based on AWP. The complaints allege violations of federal and state law, including fraud, Medicaid fraud and consumer protection violations, among other claims. In the majority of cases, the plaintiffs are seeking class certifications. In some cases, classes have been certified. The outcome of these litigations and investigations could include substantial damages, the imposition of substantial fines, penalties and injunctive or administrative remedies.

SECURITIES AND CLASS ACTION LITIGATION
FEDERAL SECURITIES LITIGATION Following Schering-Plough's announcement that the FDA had been conducting inspections of Schering-Plough's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, several lawsuits were filed against Schering-Plough and certain named officers. These lawsuits allege that the defendants violated the federal securities law by allegedly failing to disclose material information and making material misstatements. Specifically, they allege that Schering-Plough failed to disclose an alleged serious risk that a new drug application for CLARINEX would be delayed as a result of these manufacturing issues, and they allege that Schering-Plough failed to disclose the alleged depth and severity of its manufacturing issues. These complaints were consolidated into one action in the U.S. District Court for the District of New Jersey, and a consolidated amended complaint was filed on October 11, 2001, purporting to represent a class of shareholders who purchased shares of Schering-Plough stock from May 9, 2000 through February 15, 2001. The complaint seeks compensatory damages on behalf of the class. The Court certified the shareholder class on October 10, 2003. Discovery is ongoing.

SHAREHOLDER DERIVATIVE ACTIONS Two lawsuits were filed in the U.S. District Court for the District of New Jersey against Schering-Plough, certain officers, directors and a former director seeking damages on behalf of Schering-Plough, including disgorgement of trading profits made by defendants allegedly obtained on the basis of material non-public information. The complaints allege a failure to disclose material information and breach of fiduciary duty by the directors, relating to the FDA inspections and investigations into Schering-Plough's pricing practices and sales, marketing and clinical trials practices. These lawsuits are shareholder derivative actions that purport to assert claims on behalf of Schering-Plough. The two shareholder derivative actions pending in the U.S. District Court for the District of New Jersey were consolidated into one action on August 20, 2001.

ERISA LITIGATION On March 31, 2003, Schering-Plough was served with a putative class action complaint filed in the U.S. District Court in New Jersey alleging that Schering-Plough, retired Chairman, CEO and President Richard Jay Kogan, Schering-Plough's Employee Savings Plan (Plan) administrator, several current and former directors, and certain corporate officers (Messrs. LaRosa and Moore) breached their fiduciary obligations to certain participants in the Plan. The complaint seeks damages in the amount of losses allegedly suffered by the Plan. The complaint was dismissed on June 29, 2004. The plaintiffs appealed. On August 19, 2005, the U.S. Court of Appeals for the Third Circuit reversed the dismissal by the District Court and the matter has been remanded back to the District Court for further proceedings.

K-DUR ANTITRUST LITIGATION Schering-Plough had settled patent litigation with Upsher-Smith, Inc. (Upsher-Smith) and ESI Lederle, Inc. (Lederle) relating to generic versions of K-DUR, Schering-Plough's long-acting potassium chloride product supplement used by cardiac patients., for which Lederle and Upsher Smith had filed Abbreviated New Drug Applications. Following the commencement of an FTC administrative proceeding alleging anti-competitive effects from those settlements, alleged class action suits were filed in federal and state courts on behalf of direct and indirect purchasers of K-DUR against Schering-Plough, Upsher-Smith and Lederle. These suits claim violations of federal and state antitrust laws, as well as other state statutory and common law causes of action. These suits seek unspecified damages. Discovery is ongoing.

THIRD-PARTY PAYOR ACTIONS Several supported class action litigations have been filed following the announcement of the settlement of the Massachusetts Investigation. Plaintiffs in these actions seek damages on behalf of third-party payors resulting from the allegations of off-label promotion and improper payments to physicians that were at issue in the Massachusetts Investigation.

TAX MATTERS

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation is currently in the discovery phase. Schering-Plough's tax reserves were adequate to cover the above mentioned payments.

PENDING ADMINISTRATIVE OBLIGATIONS

In connection with the settlement of an investigation with the U.S. Department of Justice and the U.S. Attorney's Office for the Eastern District of Pennsylvania, Schering-Plough entered into a five-year corporate integrity agreement (CIA). The CIA was amended in August of 2006 in connection with the settlement of the Massachusetts Investigation, commencing a new five-year term. As disclosed in Note 18, "Consent Decree," Schering-Plough is subject to obligations under a Consent Decree with the FDA. Failure to comply with the obligations under the CIA or the Consent Decree can result in financial penalties.

OTHER MATTERS

NITRO-DUR INVESTIGATION In August 2003, Schering-Plough received a civil investigative subpoena issued by the Office of Inspector General of the U.S. Department of Health and Human Services seeking documents concerning Schering-Plough's classification of NITRO-DUR for Medicare rebate purposes, and Schering-Plough's use of nominal pricing and bundling of product sales. Schering-Plough is cooperating with the investigation. It appears that the subpoena is one of a number addressed to pharmaceutical companies concerning an inquiry into issues relating to the payment of government rebates.

FRENCH MATTER Based on a complaint to the French competition authority from a competitor in France and pursuant to a court order, the French competition authority has obtained documents from a French subsidiary of Schering-Plough relating to one of the products that the subsidiary markets and sells. Any resolution of this matter adverse to the French subsidiary could result in the imposition of civil fines and injunctive or administrative remedies.

ENVIRONMENTAL

Schering-Plough has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), Schering-Plough is alleged to be a potentially responsible party (PRP). Schering-Plough believes that it is remote at this time that there is any material liability in relation to such sites. Schering-Plough estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency (EPA), an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. Schering-Plough records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can be reasonably estimated.

20. SUBSEQUENT EVENT (unaudited)

On March 12, 2007, Schering-Plough announced that its Board of Directors had approved the acquisition of Organon BioSciences N.V., the human and animal health care business of Akzo Nobel N.V., for approximately 11 billion euro in cash ($14.4 billion based upon the closing exchange rate on March 9, 2007). The transaction is subject to certain closing conditions, including regulatory approvals, and is expected to close by the end of 2007. Schering-Plough has a committed bridge financing for the entire purchase price and contemplates using a mix of its cash, cash equivalents and short-term investments and the proceeds from the issuance of debt and equity after closing to replace the bridge facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment". Also, as discussed in Note 7 to the consolidated financial statements, effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte + Touche LLP

Parsippany, New Jersey
February 27, 2007

Management's Report on Internal Control over Financial Reporting

The Management of Schering-Plough Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Schering-Plough's internal control system is designed to provide reasonable assurance to Schering-Plough's Management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Schering-Plough's Management assessed the effectiveness of Schering-Plough's internal control over financial reporting as of December 31, 2006. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on its assessment, Management believes that, as of December 31, 2006, Schering-Plough's internal control over financial reporting is effective.

Schering-Plough's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on Management's assessment of Schering-Plough's internal control over financial reporting. The firm's report follows.

STEVEN H. KOEHLER
VICE PRESIDENT AND
CONTROLLER

ROBERT J. BERTOLINI
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

FRED HASSAN
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Schering-Plough Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 27, 2007 (which report included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans") expressed an unqualified opinion on those consolidated financial statements.

Deloitte + Touche LLP

Parsippany, New Jersey
February 27, 2007

Performance Graph

Comparison of Cumulative Total Return
For the Five Years Ended December 31, 2006



200
150
100
50
0
DOLLARS
Schering-Plough Corp.
Composite Peer Group
S&P 500 Index
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Schering-Plough Corporation	100	64	51	63	63	72
Composite Peer Group	100	78	85	79	75	88
S&P 500 Index	100	78	100	111	116	134

The graph above assumes a $100 investment on December 31, 2001, and reinvestment of all dividends, in each of Schering-Plough's Common Shares, the S&P 500 Index, and a composite peer group of the major U.S.-based pharmaceutical companies, which are: Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc. and Wyeth. (Warner Lambert Company and Pharmacia Corporation, which are no longer publicly traded after being acquired by Pfizer, Inc., are no longer included in the peer index.)

Selected Financial Data (Unaudited)

(In millions, except per share figures and percentages)	2006	2005	2004	2003	2002
Operating Results					
Net sales	$10,594	$ 9,508	$ 8,272	$ 8,334	$10,180
Equity (income) from cholesterol joint venture	(1,459)	(873)	(347)	(54)	—
Income/(loss) before income taxes(1)	1,483	497	(168)	(46)	2,563
Net income/(loss)(1)	1,143	269	(947)	(92)	1,974
Net income/(loss) available to common shareholders	1,057	183	(981)	(92)	1,974
Diluted earnings/(loss) per common share(1)	0.71	0.12	(0.67)	(0.06)	1.34
Basic earnings/(loss) per common share(1)	0.71	0.12	(0.67)	(0.06)	1.35
Research and development expenses	2,188	1,865	1,607	1,469	1,425
Depreciation and amortization expenses	568	486	453	417	372
Financial Position and Cash Flows					
Property, net	$ 4,365	$ 4,487	$ 4,593	$ 4,527	$ 4,236
Total assets	16,071	15,469	15,911	15,271	14,136
Long-term debt	2,414	2,399	2,392	2,410	21
Shareholders' equity	7,908	7,387	7,556	7,337	8,142
Capital expenditures	458	478	489	711	776
Financial Statistics					
Net income/(loss) as a percent of net sales	10.8%	2.8%	(11.4)%	(1.1)%	19.4%
Return on average shareholders' equity	14.9%	3.6%	(12.7)%	(1.2)%	25.9%
Net book value per common share(2)	$ 5.10	$ 4.77	$ 4.91	$ 4.99	$ 5.55
Other Data					
Cash dividends per common share	$ 0.22	$ 0.22	$ 0.22	$ 0.565	$ 0.67
Cash dividends paid on common shares	326	324	324	830	983
Cash dividends on preferred shares	86	86	30	—	—
Average shares outstanding used in calculating diluted earnings/(loss) per common share	1,491	1,484	1,472	1,469	1,470
Average shares outstanding used in calculating basic earnings/(loss) per common share	1,482	1,476	1,472	1,469	1,466
Common shares outstanding at year-end	1,487	1,479	1,474	1,471	1,468

(1) 2006, 2005, 2004, 2003, and 2002 include Special Charges and Manufacturing Streamlining costs of $248, $294, $153, $599, and $150, respectively. See Note 2, "Special Charges and Manufacturing Streamlining," to the Consolidated Financial Statements for additional information on these charges that have been incurred in 2006, 2005, and 2004. The special charges incurred in 2003 and 2002 included the increases in litigation reserves of $350 million and $150 million, respectively, that resulted from the investigations into Schering-Plough's sales and marketing practices. The 2003 special charges also included approximately $179 million of employee termination costs related to the Voluntary Early Retirement Program announced in August 2003 and $70 million of asset impairment and other charges related to the closure of a manufacturing facility in the United Kingdom, the write-down of production equipment related to products that were no longer going to be produced at a manufacturing site operating under the FDA Consent Decree, and the write-down of a drug license and a sun care trade name for which expected cash flows did not support the carrying value.

(2) Assumes conversion of all preferred shares into approximately 65 million common shares for 2006, 69 million common shares for 2005 and 65 million common shares for 2004.

Quarterly Data (Unaudited)

(Dollars in millions, except per share figures)	Three Months Ended March 31 2006	March 31 2005	June 30 2006	June 30 2005	September 30 2006	September 30 2005	December 31 2006	December 31 2005
Net sales	$2,551	$2,369	$2,818	$2,532	$2,574	$2,284	$2,650	$2,324
Cost of sales	893	889	1,004	867	885	775	915	815
Gross margin	1,658	1,480	1,814	1,665	1,689	1,509	1,735	1,509
Selling, general and administrative	1,086	1,081	1,224	1,116	1,158	1,064	1,250	1,114
Research and development	481	384	539	442	536	566	631	474
Other (income)/expense, net	(34)	17	(19)	(8)	(37)	—	(46)	(5)
Special charges	—	27	80	259	10	6	12	2
Equity income from cholesterol joint venture	(311)	(220)	(355)	(170)	(390)	(215)	(403)	(268)
Income before income taxes	436	191	345	26	412	88	291	192
Income tax expense	86	64	86	74	103	23	87	66
Net income/(loss) before cumulative effect of a change in accounting principle	$ 350	$ 127	$ 259	$ (48)	$ 309	$ 65	$ 204	$ 126
Cumulative effect of a change in accounting principle, net of tax	(22)	—	—	—	—	—	—	—
Net income/(loss)	$ 372	$ 127	$ 259	$ (48)	$ 309	$ 65	$ 204	$ 126
Dividends on preferred shares	22	22	22	22	22	22	22	22
Net income/(loss) available to common shareholders	$ 350	$ 105	$ 237	$ (70)	$ 287	$ 43	$ 182	$ 104
Diluted earnings/(loss) per common share:								
Earning/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 0.22	$ 0.07	$ 0.16	$ (0.05)	$ 0.19	$ 0.03	$ 0.12	$ 0.07
Cumulative effect of a change in accounting principle, net of tax	0.02	—	—	—	—	—	—	—
Diluted earnings per common share	$ 0.24	$ 0.07	$ 0.16	$ (0.05)	$ 0.19	$ 0.03	$ 0.12	$ 0.07
Basic earnings/(loss) per common share:								
Earnings/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 0.22	$ 0.07	$ 0.16	$ (0.05)	$ 0.19	$ 0.03	$ 0.12	$ 0.07
Cumulative effect of a change in accounting principle, net of tax	0.02	—	—	—	—	—	—	—
Basic earnings/(loss) per common share:	$ 0.24	$ 0.07	$ 0.16	$ (0.05)	$ 0.19	$ 0.03	$ 0.12	$ 0.07
Dividends per common share	0.055	0.055	0.055	0.055	0.055	0.055	0.055	0.055
Common share prices:								
High	20.93	21.41	20.00	20.94	22.09	22.45	23.90	21.76
Low	18.00	17.68	18.25	17.89	18.60	18.48	21.25	19.05
Average shares outstanding for diluted EPS (in millions)	1,486	1,480	1,489	1,476	1,492	1,487	1,497	1,487
Average shares outstanding for basic EPS (in millions)	1,480	1,474	1,481	1,476	1,482	1,477	1,484	1,478

Net sales in the third quarter of 2006 included a favorable impact of approximately $47 million resulting from the reversal of previously accrued rebate amounts for the TRICARE Retail Pharmacy Program that a U.S. Federal Court of Appeals ruled pharmaceutical manufacturers are not obligated to pay.

See Note 2, "Special Charges" to the Consolidated Financial Statements for additional information relating to Special charges.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of January 31, 2007 was 36,360.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted net sales is defined as net sales plus an assumed 50 percent of global cholesterol joint venture net sales and is reconciled to GAAP net sales as follows:

(unaudited) (Dollars in millions)	For the Years Ended December 31, 2006	2003
Net sales, as reported	$10,594	$8,334
50 percent of cholesterol joint venture net sales(1)	1,915	238
Adjusted net sales	$12,509	$8,572

(1) Total net sales of the cholesterol joint venture for the twelve months ended December 31, 2006 and 2003 was $3.8 billion and $475 million, respectively.

NOTE: Adjusted net sales is a non-U.S. GAAP measure used by management in evaluating the performance of the Company's overall business. The Company believes that this performance measure contributes to a more complete understanding by investors of the overall results of the Company. The Company provides this information to supplement the reader's understanding of the importance to the Company of its share of results from the operations of the cholesterol joint venture. Net sales (excluding the cholesterol joint venture net sales) is required to be presented under U.S. GAAP. The cholesterol joint venture's net sales are included as a component of income from operations in the calculation of the Company's "Equity income from cholesterol joint venture." Net sales of the cholesterol joint venture do not include net sales of cholesterol products in non-joint venture territories.

Free cash flow is defined as cash provided by operating activities less payments for capital expenditures and dividends paid to common shareholders and preferred shareholders and is reconciled to cash flow from operations reported under GAAP as follows:

(unaudited) (Dollars in millions)	For the Years Ended December 31, 2006	2003
Net cash provided by operating activities, as reported	$2,161	$ 601
Capital expenditures	(458)	(711)
Cash dividends paid to common shareholders	(326)	(830)
Cash dividends paid to preferred shareholders	(86)	—
Free cash flow	$1,291	$(940)

NOTE: Free cash flow is a non-U.S. GAAP measure used by management as the Company believes this performance measure contributes to a more complete understanding by investors of the overall results of the Company. Net cash provided by operating activities is required to be reported under U.S. GAAP.

Senior Management

Stanley F. Barshay (3)
Chairman, Consumer Health Care

Robert J. Bertolini (1, 2, 3)
Executive Vice President and Chief Financial Officer

Richard S. Bowles III, Ph.D. (3)
Senior Vice President, Global Quality Operations

John M. Carroll (1, 3)
Vice President, Global Internal Audits

C. Ron Cheeley (1, 2, 3)
Senior Vice President, Global Human Resources

Carrie S. Cox (1, 2, 3)
Executive Vice President and President, Global Pharmaceuticals

William J. Creelman (1)
Vice President, Tax

Lisa W. DeBerardine (3)
Vice President, Strategic Planning & Financial Forecasting

Michael J. DuBois (3)
Senior Vice President, Global Licensing & Strategic Alliances

Margriet Gabriel-Regis (3)
Senior Vice President, Specialty Care Customer Group

Ellen Geisel (3)
Senior Vice President, Primary Care Customer Group & International Consumer Marketing

Francesco Granata (3)
Group Vice President and President, EUCAN Region I

Fred Hassan (1, 2, 3)
Chairman and Chief Executive Officer

Alex Kelly (3)
Vice President, Investor Relations

Steven H. Koehler (1, 3)
Vice President and Controller

Thomas P. Koestler, Ph.D. (1, 2, 3)
Executive Vice President and President, Schering-Plough Research Institute

Raul E. Kohan (1, 2, 3)
Senior Vice President and President, Animal Health

Ismail Kola, Ph.D. (3)
Senior Vice President, Discovery Research, SPRI, and Chief Scientific Officer

John B. Landis, Ph.D. (3)
Senior Vice President, Pharmaceutical Sciences, SPRI

Joseph J. LaRosa (1, 3)
Vice President, Legal Affairs

James S. MacDonald, Ph.D. (3)
Executive Vice President, Preclinical Development, SPRI

Ian A. T. McInnes, Ph.D. (1, 3)
Senior Vice President, Global Supply Chain

Sean McNicholas (3)
Senior Vice President, Strategic Partnerships and Global Market Access

E. Kevin Moore (1, 3)
Vice President and Treasurer

David A. Piacquad (3)
Senior Vice President, Business Development

Lori Queisser (1, 2, 3)
Senior Vice President, Global Compliance & Business Practices

Thomas J. Sabatino, Jr. (1, 2, 3)
Executive Vice President and General Counsel

Karl D. Salnoske (1, 3)
Vice President and Chief Information Officer

Brent Saunders (1, 2, 3)
Senior Vice President and President, Consumer Health Care

Robert J. Spiegel, M.D. (3)
Senior Vice President, SPRI, and Chief Medical Officer

Bruno Strigini (3)
Group Vice President and President, EUCAN Region II

Masao Torii (3)
President, Schering-Plough K.K., Japan

Rodney Unsworth (3)
Group Vice President and President, Asia Pacific

Pierre Verstraete (3)
Group Vice President and President, Latin America

Susan Ellen Wolf (1, 3)
Corporate Secretary, Vice President - Corporate Governance and Associate General Counsel

(1) Corporate Officer
(2) Executive Management Team
(3) Operations Management Team

Product Names

The following trademarks indicated by CAPITAL LETTERS are the property of, licensed to, promoted or distributed by Schering-Plough Corporation, its subsidiaries or related companies.

Prescription Pharmaceuticals

ASMANEX TWISTHALER
AVELOX
CAELYX
CEDAX
CELESTAMINE
CELESTODERM V
CELESTONE
CIPRO
CLARINEX/AERIUS
DIPROSONE
DIPROSPAN
ELOCON/ELOCOM
FORADIL
GARAMYCIN
INTEGRILIN
INTRON A/INTRONA
LEVITRA
LOTRISONE
NASONEX
NITRO-DUR
NOXAFIL
PEGINTRON
PEGINTRON REDIPEN
PROVENTIL HFA
QUADRIDERM
REBETOL
REMICADE
SUBOXONE
SUBUTEX
TEMODAR/TEMODAL
VYTORIN/INEGY/ZINTREPID
ZETIA/EZETROL/ZIENT

Consumer Health Care Products

A+D
AFRIN
BAIN DE SOLEIL
CHLOR-TRIMETON
CLARITIN
COPPERTONE
CORICIDIN
CORRECTOL
DR. SCHOLL'S
DRIXORAL
GYNE-LOTRIMIN
LOTRIMIN AF
MIRALAX
TINACTIN/TINADERM

Animal Health Products

AQUAFLOR
BANAMINE/FINADYNE
BOOSTIN
CEPRAVIN
COCCIVAC
ESTRUMATE
EXSPOT
GALAXY/ECLIPSE
M+PAC
MAXI-VAC
NUFLOR
OPTIMMUNE
OTOMAX
PARACOX
SLICE
TRI-MERIT
ZUBRIN

HOMEAGAIN

Corporate Information

EXECUTIVE OFFICES:

The Company's corporate headquarters is located at:
2000 Galloping Hill Road
Kenilworth, N.J. 07033-0530
Telephone: (908) 298-4000

ANNUAL MEETING:

The Annual Meeting of Shareholders of Schering-Plough Corporation will be held May 18, 2007, at the Miracle Theatre, 280 Miracle Mile, Coral Gables, Fla., at 9 a.m.

REGISTRAR, TRANSFER & DIVIDEND DISBURSING AGENT:

The Bank of New York
Investor Services Department
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258
Telephone: (877) 429-1240 or, from outside the U.S., (212) 815-3700.

CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES SHOULD BE SENT TO:

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, N.Y. 10286-1002
Email: shareowners@bankofny.com
Internet: www.stockbny.com

SHARES LISTED:

New York Stock Exchange
(Ticker Symbol: SGP)

CORPORATE GOVERNANCE LISTING STANDARDS:

The Company submitted an unqualified certification to the New York Stock Exchange in 2006 regarding the Company's compliance with the NYSE corporate governance listing standards. In addition, the Company filed with the SEC, as exhibits to its 2006 10-K, certifications under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the Chief Executive Officer and the Chief Financial Officer.

THE BANK OF NEW YORK'S SYSTEMATIC INVESTMENT PROGRAM FOR SCHERING-PLOUGH:

A brochure describing The Bank of New York's Systematic Investment Program for Schering-Plough is available to shareholders. A copy may be obtained by calling or writing to The Bank of New York, Shareholder Relations Department, or via the Schering-Plough corporate Web site. Through the program, shareholders of record may acquire shares of Schering-Plough common stock by reinvesting dividends or by cash purchases.

CORPORATE WEB SITE:

The Company's Web site address is www.schering-plough.com. Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor Frequently Asked Questions (FAQs), Securities and Exchange Commission filings, corporate governance guidelines and the charters of Committees of the Board of Directors.

Schering-Plough's Web site also offers links to other Web sites providing information on Company products and treatment categories as well as patient assistance and support programs.

INVESTOR INQUIRIES:

Information for investors can be found in the Investor Relations section of the Web site, or investors can call the Investor Relations Department at (908) 298-7436.

MEDIA INQUIRIES:

Information for the media can be found in the News & Media section of the Company's Web site, or journalists can call (908) 298-7400.

10-K REPORT AVAILABLE:

The Corporation's 2006 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge via the Company's Web site or by writing to the Investor Relations Department at the Executive Offices address shown above.



Members of the Board of Directors are, from left, Hans W. Becherer, Thomas J. Colligan, Fred Hassan, C. Robert Kidder, Philip Leder, M.D., Eugene R. McGrath, Carl E. Mundy, Jr., Patricia F. Russo, Kathryn C. Turner, Robert F. W. van Oordt and Arthur F. Weinbach.

BOARD OF DIRECTORS

Hans W. Becherer (1,3,5,7)
Retired Chairman, Chief Executive Officer and Chief Operating Officer
Deere & Company
Manufacturer of Mobile Power Machinery and Supplier of Financial and Health Care Services

Thomas J. Colligan (1,4,7,8)
Retired Vice Chairman
PricewaterhouseCoopers, LLP
Accounting Firm

Fred Hassan (7)
Chairman of the Board and Chief Executive Officer

C. Robert Kidder (3,4)
Principal of 3Stone Advisors LLC
Private Investment Firm

Philip Leder, M.D. (2,6)
Chairman Emeritus and Professor
Department of Genetics
Harvard Medical School

Eugene R. McGrath (1,2,6)
Retired Chairman, President and Chief Executive Officer and Current Director
Consolidated Edison, Inc.
Energy Company

Carl E. Mundy, Jr. (2,4,5)
Retired General and Former Commandant
U.S. Marine Corps

Patricia F. Russo (3,5,7)
Chief Executive Officer
Alcatel-Lucent
Communications Company

Kathryn C. Turner (2,4,5,6)
Chairperson, Chief Executive Officer and President
Standard Technology, Inc.
Management and Technology Solutions Firm

Robert F. W. van Oordt (1,2,5,7)
Chairman of the Supervisory Board
Rodamco Europe N.V.
Real Estate Investment Company

Arthur F. Weinbach (3,4)
Chairman of the Board
Automatic Data Processing, Inc.
Independent Computing Services Company

1. Audit Committee
2. Business Practices Oversight Committee
3. Compensation Committee
4. Finance Committee
5. Nominating and Corporate Governance Committee
6. Science and Technology Committee
7. Executive Committee
8. Designated Audit Committee financial expert



END

SCHERING-PLOUGH CORPORATION

2000 Galloping Hill Road

Kenilworth, NJ 07033-0530

908.298.4000

www.schering-plough.com

Schering-Plough